SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        Pointe Communications Corporation
--------------------------------------------------------------------------------

                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                    730749108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Darryl B. Thompson
                                TSG Capital Group
                          177 Broad Street, 12th Floor
                               Stamford, CT 06901

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:


                             Kathleen A. Walsh, Esq.
                              Mayer, Brown & Platt
                                  1675 Broadway
                            New York, New York 10019


                                November 2, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

=====================                                          =================
CUSIP NO. 730749108                                            Page 2 of Pages 6
=====================                                          =================


1    Name of Reporting Persons
     S.S. or I.R.S. Identification Nos.
     of Above Person

TSG Capital Fund III, L.P.
________________________________________________________________________________
2    Check the Appropriate Box If a Member                       (a)  [_]
     of a Group                                                  (b)  [_]



________________________________________________________________________________
3    SEC Use Only


________________________________________________________________________________
4    Source of Funds

     (See response to Item 3)

________________________________________________________________________________
5    Check Box If Disclosure of Legal
     Proceedings is Required Pursuant                            [_]
     to Items 2(d) or 2(e)

________________________________________________________________________________
6    Citizenship or Place of Organization

     Delaware
________________________________________________________________________________
               7    Sole Voting Power

Number of Shares    20,423,095
Beneficially   _________________________________________________________________
Owned          8    Shared Voting Power
by Each
Reporting           none
Person With    _________________________________________________________________
               9    Sole Dispositive Power

                    20,423,095

              _________________________________________________________________
               10   Shared Dispositive Power

                    none

________________________________________________________________________________
11   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     20,000,000
________________________________________________________________________________
12   Check Box If the Aggregate Amount                           [_]
     in Row (11) Excludes Certain
     Shares

________________________________________________________________________________
13   Percent of Class Represented by
     Amount in Row (11)

     30.5%
________________________________________________________________________________
14   Type of Reporting Person

     PN

________________________________________________________________________________

Item 1. Security and Issuer.

     This statement on Schedule 13D (the "Statement") relates to the Class B Convertible Senior Preferred Stock, par value $0.01 per share, and the Warrants to purchase shares of Common Stock, par value $0.00001 per share, of Pointe Communications Corporation, a Nevada corporation (the "Company"), which has its principal executive offices at 1325 Northmeadow Parkway, Suite 110, Roswell, GA 30076.

Item 2. Identity and Background.

     (a) This statement is being filed on behalf of TSG Capital Fund III, L.P., a Delaware limited partnership (hereinafter referred to as the "Investment Partnership"). The sole general partner of the Investment Partnership is TSG Associates III, L.L.C., a Delaware limited liability corporation (the "General Partner"). Darryl B. Thompson ("Thompson") is a, director of the Corporation. The Investment Partnership, the General Partner and Thompson, sometimes are collectively referred to herein as the "TSG Persons."

     (b) The principal business address of each of the TSG Persons is c/o TSG Capital Group, 177 Broad Street, 12th Floor, Stamford, Connecticut 06901.

     (c) The Investment Partnership and the General Partner are principally engaged in the investment business. Thompson, is principally employed by the TSG Persons.

     (d) During the last five years none of the TSG Persons has been convicted in a criminal proceeding required to be reported in accordance with Item 2(d) of
Schedule 13D.

     (e) During the last five years none of the TSG Persons has been a party to a civil proceeding required to be reported in accordance with Item 2(e) of
Schedule 13D.

     (f) Thompson, is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The consideration used for the issuance of the Convertible 12% Promissory Note (the "Note") consisted of $20,000,000 in cash.

Item 4. Purpose of Transaction.

     On September 9, 1999, the Company and the Investment Partnership entered into a Securities Purchase Agreement (the "Purchase Agreement," a copy of which is attached as Exhibit A and incorporated by reference herein), whereby the Investment Partnership agreed, subject to the terms and conditions of the Purchase Agreement, to loan $20,000,000 to the

Company in exchange for which amount the Investment Partnership was issued the Note. The Note is convertible into 6,913.8 shares of the Company's Class B Convertible Senior Preferred Stock, par value $0.01 per share (the "Preferred Stock") and Warrants to purchase shares of the Company's Common Stock, par value $0.00001 per share (the "Warrants"). The Preferred Stock is convertible at any time at the option of the holder into shares of Common Stock, which initially shall be 11,851,666 shares of Common Stock. The Warrants are exercisable at any time following their issuance for an aggregate of 8,571,429 shares of Common Stock.

     The Class B Preferred Stock acquired by the Investment Partnership at the Closing contains rights and preferences which are set forth in the Company's Certificate of Determination of Rights and Preferences of Class B Preferred Stock (the "Certificate") and which rights are similar to those of the Company's Class A Convertible Senior Preferred Stock, par value $0.01 per share (the "Class A Preferred Stock"). The Certificate, a copy of which is attached hereto as Exhibit C and is incorporated by reference herein, was filed with the Secretary of State of the State of Nevada on September 9, 1999.

     The terms of the Class B Preferred Stock entitle each holder of such stock to that number of votes equal in the aggregate to the number of votes to which the number of whole shares of Common Stock into which such Shares of Class B Preferred Stock held by such holder are convertible would be entitled, at each meeting of the shareholders of the Corporation with respect to any and all matters presented to the shareholders for their action or consideration. Each Holder of Class B Preferred Stock shall be entitled to receive when and as declared by the board, out of funds legally available therefor, cumulative dividends, in preference and priority to dividends on any Junior Stock and pari passu with dividends on the Class A Preferred Stock. In the event of liquidation the holders thereof shall be entitled to be paid an amount equal to $3,000.00 per share of the Class B Preferred Stock plus an amount equal to all accumulated and unpaid dividends on such share of Class B Preferred Stock since the Original Issue Date thereof (as such term is defined in the Certificate) as of such time of determination.

     The Company expanded its Board of Directors (the "Board") from eight to nine members following the closing date of the Purchase Agreement and, under the terms of the Purchase Agreement, the Investment Partnership has the right to designate one nominee to serve on the Board. The Investment Partnership has designated, and the Company has appointed Thompson to the Board.

     The Warrants expire on the fifth anniversary of their issuance, December 31, 2004, and in addition, the Warrants are subject to certain adjustments, including adjustments for payments of dividends or distributions and adjustments for certain dilutive issuances of Common Stock and convertible securities. The Warrants contain provisions providing for an optional cashless exercise and certain anti-dilution provisions which could increase the number of shares of Common Stock purchasable upon exercise of the Warrants in the event of certain future dilutive issuances of Common Stock or convertible securities. Other adjustments are applicable in the event of certain dividends, stock splits, mergers or reclassifications. Upon their issuance, the Warrants will be substantially in the form attached hereto as Exhibit D and incorporated by reference herein.

     The acquisition of the Company's securities has been made by the Investment Partnership for investment purposes. Although the Investment Partnership has no present intention to do so, the Investment Partnership may, in addition to those purchases contemplated above, make purchases of the Company's securities either in the open market or in privately negotiated transactions, including transactions with the Company, depending on an evaluation of the Company's business prospects and financial condition, the market for the securities, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, the Investment Partnership may decide to sell all or part of its holdings of the Class B Preferred Stock and the Warrants in one or more public or private transactions.

     Except as set forth in this Item 4, the Investment Partnership has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Investment Partnership reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Company or its subsidiaries, or other transactions which might have the effect of causing the Company's Common Stock to cease to be listed on a national securities exchange or causing the Common Stock to become eligible for termination of registration, under Section 12(g) of the Exchange Act.

     The foregoing summary of the provisions of the Note and the Warrants do not purport to be complete, and are qualified in their entirety by reference to the Purchase Agreement attached as exhibits hereto.

Item 5. Interest in Securities of the Issuer.

     Upon conversion of the Note, the Company will own 6,913.8 shares of Class B Convertible Senior Preferred Stock, which is convertible at any time at the option of the holder into 11,851,666 shares of Common Stock. The Warrants will automatically be issued upon conversion of the Note into Class B Convertible Preferred Stock, and are exercisable any time following their issuance for an aggregate of 8,571,429 shares of Common Stock.

     The Investment Partnership is deemed to be the beneficial owner of an aggregate 20,000,000 shares of the Company's Common Stock. The Investment Partnership's deemed beneficial ownership represents approximately 30.5% of the Company's outstanding Common Stock. Except as set forth in Item 4, the Investment Partnership has sole voting power and dispositive power with respect to its shares of Common Stock. The Investment Partnership is the record holder of 6,913.8 shares of the Class B Convertible Senior Preferred Stock Warrants of the Company.

     Except as set forth in this Statement, neither TSG nor its Officers have affected any transactions in shares of Company Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

     The Purchase Agreement provides that the Investment Partnership shall have access to the records of the Company and that the Company shall furnish its financial reports to the Investment Partnership. The Company covenants that it shall, among other things, pay its taxes and preserve its corporate existence.

     Pursuant to the Purchase Agreement, after conversion of the Note each holder shall be entitled to a preemptive right, subject to certain exceptions, to purchase a proportionate share of any new securities to be issued and sold by the Company equal to the proportionate share of Common Stock underlying the Warrants held by the Investment Partnership on a fully-diluted basis.

     The Certificate sets forth additional rights and privileges of each of the classes of the Preferred Stock of the Company. More specifically, the Certificate sets forth, where applicable, voting rights, rights to dividends, liquidation preferences, rights of redemption and exchange rights.

     Upon conversion of the Note the Company and the Investment Partnership will enter into a Registration Rights Agreement, which grants the Holders the right, on up to three occasions, to require the Company to register under the Securities Act of 1933, as amended, all or any portion of the Common Stock issuable upon conversion of the Preferred Stock and/or the exercise of the Warrants (the "Registrable Securities") for sale in a public offering. The Company will also be entitled to sell Common Stock in such registration for its own account unless the underwriters of such offering believe that such inclusion would adversely affect the success of the proposed offering by the Investment Partnership. In addition, the Investment Partnership will have the right to require the Company to file a shelf registration for an offering of the Registrable Securities on a continuous basis.

     If the Company at any time seeks to register any of its equity securities under the Securities Act for sale to the public, then the Company must include, at the Investment Partnership's request, the Investment Partnership's Registrable Securities in such registration statement. Notwithstanding the foregoing, in connection with any offering involving an underwriting of securities being issued by the Company, the Company will not be required to include any of the Investment Partnership's Registrable Securities therein unless the Investment Partnership accepts and agrees to the terms of the underwriters selected by the Company, and then only in such quantity as will not, in the opinion of the underwriters, adversely affect the proposed offering by the Company.


Item 7. Material to be Filed as Exhibits.

Exhibit A      Securities Purchase Agreement,  dated as of September 9, 1999, by and between the Company and the Investment Partnership

Exhibit B      Convertible Note

Exhibit C      Certificate of  Designations as filed with the Secretary of State of the State of Nevada on September 9, 1999

Exhibit D      Form of Warrant Certificate to Purchase Common Stock

Exhibit E      Form of Registration Rights Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: November 12, 1999

                                           TSG Capital Fund III, L.P.

                                           By: TSG Associates III, L.L.C.,
                                           Its General Partner

                                           By: /s/Darryl B. Thompson
                                               ---------------------------------
                                               Name:    Darryl B. Thompson
                                               Title:   Managing Member

                          SECURITIES PURCHASE AGREEMENT

     THIS SECURITIES PURCHASE AGREEMENT (this "Agreement"), dated as of September ___, 1999, is made by and among POINTE COMMUNICATIONS CORPORATION, a Nevada corporation (the "Company"), TSG CAPITAL FUND III, L.P., a Delaware limited partnership, and its Affiliates ("TSG"), Opportunity Capital Partners II, L.P., a Delaware limited partnership and its Affiliates ("OCP II"), and Opportunity Capital Partners III, L.P., a Delaware limited partnership and its Affiliates ("OCP III") (hereinafter, TSG, OCP II and OCP III shall each be referred to as a "Purchaser" and shall collectively be referred to as "Purchasers").

                                   WITNESSETH:

     WHEREAS, the Company is interested in having investors provide additional capital to the Company through debt or equity investments; and

     WHEREAS, subject to the terms and conditions set forth herein, the Company desires to borrow from Purchasers, and Purchasers desire to loan to the Company an aggregate of $21,000,000, as set forth on Schedule 1 attached hereto (the "Loan") in exchange for the issuance by the Company of a convertible promissory note to each of TSG, OCP II and OCP III in the form of Exhibit "A" attached hereto (the "Note" or collectively, the "Notes"), which shall be convertible into, upon the occurrence of certain events set forth in the Notes, an aggregate of 7,000 shares (plus additional shares for accrued interest) of the Company's Class B Convertible Senior Preferred Stock (the "Class B Preferred Stock"), par value $0.01 per share, and warrants to purchase shares of the Company's common stock, par value $0.00001 per share (the "Common Stock"); and

     WHEREAS, the Company desires to issue the Notes on the terms and conditions set forth in this Agreement.

     NOW, THEREFORE, in consideration of the premises and the covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

     1.   Loan to the Company.

     1.1 Loan Amount. Subject to the terms and conditions of this Agreement and as consideration for the issuance of the Notes to Purchasers, Purchasers shall pay and deliver to the Company cash equal to the Loan Amount ($21,000,000), which shall be payable at the Closing by cashier's check or wire transfer of funds to such account as may be specified by the Company in writing. "Loan Amount" shall mean the aggregate amount loaned to the Company by the Purchasers in exchange for the Notes as set forth on Schedule 1 attached hereto.

     1.2 Issuance of the Notes. At the Closing, the Company shall issue: (i) to TSG a Note in the principal amount of $20,000,000 convertible into shares of the Class B Preferred Stock ; (ii) to OCP II, a Note in the principal amount of $900,000 convertible into shares of Class B Preferred Stock; and (iii) to OCP III, a Note in the principal amount of $100,000 convertible into shares of Class B Preferred Stock .

     1.3 The Closing.

     (a) Subject to the satisfaction or, to the extent permissible by law, waiver by the parties hereto on the Closing Date of the conditions described in Sections 3 and 4 of this Agreement, the funding of the Loan Amount and issuance of the Notes (the "Closing") shall occur on such date as the Company and Purchasers may mutually agree, on or prior to September 10, 1999 (such date on which the Closing takes place being the "Closing Date"). The Closing shall take place at the offices of the Company, 1325 Northmeadow Parkway, Suite 110, Roswell, Georgia 30076, or at such other place as the Company and Purchasers may mutually agree upon in writing.

     (b) At or before the Closing, each party shall cause to be prepared, and at the Closing the parties shall execute, deliver, and file each document, agreement, and instrument required or contemplated by this Agreement to be so executed, delivered, and filed in connection with the transactions contemplated hereby which have not been theretofore accomplished.


     (c) The parties shall, from time to time after the Closing Date at the request of any other party and without further consideration, execute and deliver or cause to be executed and delivered to such other party such further instruments of transfer, assignment, conveyance, and assumption, and shall take or cause to be taken such other action as reasonably requested, as may be necessary to carry into effect the transactions contemplated hereby.

     1.4 Conversion of Note into Class B Preferred Stock and Warrants.

     (a) Subject to the terms and conditions set forth in the Notes, the Company agrees to issue to Purchasers upon conversion of the Notes (i) shares of the Company's Class B Convertible Senior Preferred Stock, par value $0.01 per share (the "Class B Preferred Shares"), having the rights, privileges and preferences set forth in the Certificate of Designations attached hereto as Exhibit B (the "Certificate"), and (ii) warrants to TSG to purchase an aggregate of 8,571,429 shares, warrants to OCP II to purchase an aggregate of 385,714 shares, and warrants to OCP III to purchase an aggregate of 42,857 shares (as such numbers may be adjusted as provided herein) of the Company's Common Stock at an exercise price determined in accordance with Section 5.3 (b) of the Warrant Agreement in the form attached hereto as Exhibit C (the "Warrant Agreement") (as such price per share may be adjusted as provided herein) (the "Warrants"), which Warrants shall be subject to the terms and conditions set forth in the Warrant Agreement.

     (b) The parties agree to execute the Registration Rights Agreement in substantially the form attached hereto as Exhibit D upon conversion of the Notes.

     (c) The parties agree that the number of Class B Preferred Shares and Warrants (together, the "Securities") to be issued by the Company to Purchasers upon conversion, and the exercise price of the Warrants, shall be equitably adjusted, subject to the agreement of each party, to reflect any spin-off, split-up, reclassification, combination of shares, recapitalization or similar corporate reorganization, or any consolidation or merger under which the surviving entity is or becomes the "Company" as defined in this Agreement, in any such case which occurs between the effective date of this Agreement and the Closing Date.

     (d) The parties further agree that if the Pensat Transaction (hereinafter defined) is consummated on or before December 31, 1999, the exercise price of the Warrants shall automatically be adjusted pursuant to Section 5.3 (b) of the Warrant Agreement. "Pensat Transaction" shall mean the transactions contemplated by that certain letter of intent and term sheet between the Company and Pensat International Communications, Inc. ("Pensat"), dated July 26, 1999, including, but not limited to, the purchase by Pensat or affiliates thereof, or other parties, of Class C Preferred Stock for an aggregate purchase price of at least $20,000,000.

     (e) The parties further agree that the number of Warrants to be issued by the Company to Purchasers upon conversion of the Notes shall be adjusted to maintain the ratio of 0.75 Warrants for each Common Share issuable upon conversion of the Class B Preferred Shares issued pursuant to the principal amount of the Notes without regard to interest earned on the Notes.

     1.5 Use of Proceeds. The Company hereby agrees that it shall apply the net proceeds received hereunder from the Loan (after deduction of all costs and expenses of such Loan) to build out and interconnect its competitive local exchange, long distance and Internet networks, to repay debt and to fund working capital and capital expenditures of the Company.

     2. Representations, Warranties and Covenants of the Company. The Company hereby represents and warrants to and covenants with the Purchasers as follows (except as set forth on the Schedules hereto, which exceptions shall be deemed to be representations and warranties as if made hereunder):

     2.1 Organization, Qualifications and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to own and hold its properties and to carry on its business as now conducted and as proposed to be conducted. The Company has all requisite corporate power and authority to execute, deliver and perform this Agreement and to sell, issue and deliver the Notes, Securities upon conversion of the Notes, and the shares of Common Stock issuable upon conversion of the Class B Preferred Shares or upon exercise of the Warrants (collectively, the "Underlying Shares") to Purchasers. The Company is duly qualified to conduct business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on the business (as now conducted or as proposed to be conducted), financial condition, operating results, assets, properties or prospects of the Company or its subsidiaries, taken as a whole (each such effect, a "Material Adverse Effect"). The Company has delivered to Purchasers complete and correct copies of the Company's Articles of Incorporation (including all amendments thereto) and Bylaws, in each case in effect as of the date hereof (the "Existing Articles" and "Existing Bylaws," respectively).

     2.2 Capitalization.

     (a) The authorized capital stock of the Company will consist, immediately prior to the Closing, of: (1) 100,000,000 shares of Common Stock, of which 46,449,125 shares are issued and outstanding, and (2) 100,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), of which 10,229 shares of Class A Convertible Senior Preferred Stock (convertible into 21,919,562 shares of Common Stock) are issued and outstanding.

     (b) The Company has reserved: (1) 3,000,000 shares of Common Stock under its Incentive Stock Option Plan (the "Employee Plan"); (2) 1,000,000 shares of Common Stock under its Executive Long-Term Plan (the "Executive Plan"); and (3) 1,000,000 shares of Common Stock under its Non-Employee Director Stock Option Plan (the "Director Plan"); (4) 5,000,000 shares of Common Stock under its Executive Market Value Appreciation Stock Option Plan (the "Market Appreciation Plan"); (5) 2,000,000 shares of Common Stock under its Pay for Performance Stock Option Plan (the "Pay for Performance Plan") (such shares collectively, the "Reserved Option Shares"), in each case, for issuance upon exercise of incentive or non-qualified stock options granted or expected to be granted to certain executive officers, non-employee directors and employees of the Company or of any subsidiary of the Company pursuant to the terms and conditions of the
Employee Plan, the Executive Plan, the Director Plan, the Market Value Appreciation Plan and the Pay for Performance Plan (collectively, the "Plans"). The Company has reserved 464,241 shares of Common Stock for issuance upon exercise of non-qualified stock options expected to be given to certain consultants and former employees of the Company outside of the Plans (the "Other Reserved Option Shares"). Each Plan has been duly adopted by the Company's Board of Directors and the Employee Plan, Executive Plan and Director Plan have been approved by the Company's shareholders to the extent necessary to be qualified under the Internal Revenue Code of 1986, as amended. The Market Value Appreciation Plan and the Pay for Performance Plan will be presented as an item for the shareholders to consider and vote upon at the next shareholder meeting. As of the date hereof: 1,267,500 options to purchase Reserved Option Shares are outstanding under the Employee Plan; 600,000 options to purchase Reserved Option Shares are outstanding under the Director Plan; 690,000 options to purchase Reserved Option Shares are outstanding under the Executive Plan; 3,600,000 options to purchase Reserved Option Shares are outstanding under the Market Value Appreciation Plan; 1,110,000 options to purchase Reserved Option Shares are outstanding under the Pay for Performance Plan; and 464,241 options to purchase shares of Common Stock are outstanding outside of the Plans (the "Other Options"). 1,732,500 Reserved Option Shares remain available for issuance under the Employee Plan; 310,000 Reserved Option Shares remain available for issuance under the Executive Plan; 400,000 Reserved Option Shares remain available for issuance under the Director Plan; 1,400,000 Reserved Option Shares remain available for issuance under the Market Value Appreciation Plan; and 890,000 Reserved Option Shares remain available for issuance under the Pay for Performance Plan.

     (c) The Company has additional convertible securities, warrants or rights outstanding, which are convertible into or give holders the right to purchase shares of Common Stock, as follows: (1) $1,080,000 par value convertible debentures, which are convertible into 900,000 shares of Common Stock; (2) rights issued in conjunction with the acquisition of Rent-A-

Line Telephone Company LLC, the terms of which provide holders with the right to purchase up to 625,000 shares of Common Stock; (3) warrants issued in return for services or in various financing activities, the terms of which provide holders the right to purchaser 13,225,121 shares of Common Stock; (4) 2,000 shares of Series A Preferred Stock issued by Telecommute Solutions, Inc. ("TCS"), which provide holders with the right to purchase 2,643 shares of TCS common stock or 666,667 shares of Common Stock; (5) contingent obligations issued in conjunction with the acquisition of Galatel, Inc., which provide for the grant to the former owners of Galatel of up to 93,750 shares of Common Stock; (6) contingent obligations issued in conjunction with the acquisition by the Company of a customer list to provide the former owner of such list with warrants to purchase up to 180,000 shares of Common Stock; (7) 10,229 shares of Class A Convertible Senior Preferred Stock which is convertible into 21,919,562 shares of Common
Stock; and (8) warrants issued to the owners of the Company's Class A Convertible Senior Preferred Stock which provide the holders the right to purchase 10,800,000 shares of Common Stock.

     (d) Except as set forth in Schedule 2.2 or provided in this Agreement: (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any securities of the Company or any of its subsidiaries is authorized or outstanding as of the date hereof;
(ii) none of the Company or any of its subsidiaries has any obligation (contingent or otherwise) (y) to issue any subscription, warrant, option, convertible security or other such right or (z) to issue or distribute to holders of any securities of the Company or any of its subsidiaries any evidences of indebtedness or assets of the Company or any of its subsidiaries; and (iii) none of the Company or any of its subsidiaries has any obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its securities or any interest therein or to pay any dividend or make any other distribution in respect thereof.

     (e) All of the outstanding shares of the Company's capital stock have been duly authorized and validly issued, are fully-paid and nonassessable and were issued in compliance with all applicable federal and state securities laws and regulations. Except as set forth in Schedule 2.2, there are no statutory or contractual shareholders preemptive rights, rights of first refusal or any similar rights relating to the issuance and sale of securities of the Company or any of its subsidiaries.

     2.3 Subsidiaries. Except as set forth in Schedule 2.3, the Company does not own, directly or indirectly, any shares of capital stock, partnership interests or other participation rights or other interests in the nature of an equity interest in any corporation, association, partnership, joint venture company, trust, estate, limited liability company, limited liability partnership, joint stock company, unincorporated organization or other entity, or any option, warrant or other security convertible into or exchangeable for any of the foregoing. Each of the Company's subsidiaries is a corporation or a limited liability company, as the case may be, duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each of the Company's subsidiaries has the requisite corporate or limited liability company, as the case may be, power and authority to own and hold its properties and to carry on its business as conducted and as proposed to be conducted. Each of the Company's subsidiaries is duly qualified to conduct business and is in good standing under the laws of each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

     2.4 Authorization and Validity of Investment Agreements.

     (a) All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement, the Warrant Agreement, and the Registration Rights Agreement in the form attached hereto as Exhibit D (the "Registration Rights Agreement" and with the Certificate, this Agreement and the Warrant Agreement, and all other documents and instruments to be executed in connection therewith collectively, the "Investment Agreements") has been taken. All corporate action on the part of the Company, its officers, directors and, upon the occurrence of the Shareholders Meeting referenced in Section 6.6, shareholders necessary for:
(i) the performance of all obligations of the Company hereunder and under the other Investment Agreements, and (ii) the authorization, issuance, sale and delivery of the Securities and the Underlying Shares to Purchasers pursuant to the terms of the Investment Agreements has been taken.

     (b) (1) This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, and (2) the other Investment Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms; except in each case of subclause (1) and (2) (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws of general application affecting enforcement of creditors, rights generally; (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies; or (iii) to the extent the indemnification provisions contained in the Investment Agreements may be limited by applicable federal or state securities laws.

     2.5 Compliance with Securities Laws; Valid Issuance of Securities. The Securities to be issued to Purchasers upon conversion of the Notes, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, will be duly and validly issued, fully-paid and nonassessable with the rights, powers and privileges as set forth herein, in the Company's Articles of Incorporation, as amended by the Articles of Amendment and in the Warrant Agreement, and will be free and clear of all liens, charges, claims, encumbrances and restrictions other than restrictions on transfer under the Investment Agreements and applicable federal and state securities laws, and will be issued pursuant to an exemption from the registration requirements of all applicable federal and state securities laws. After the Shareholders Meeting referenced in Section 6.6 of this Agreement, the Underlying Shares issuable upon conversion of the Class B Preferred Shares and the exercise of the Warrants purchased hereunder shall be duly and validly reserved for issuance, and upon issuance in accordance with the terms of the Company's Articles of Incorporation, as amended, and the Warrant Agreements, shall be duly and validly issued, fully-paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Investment Agreements and applicable federal and state securities laws, and will be issued pursuant to an exemption from the registration requirements of all applicable federal and state securities laws. The issuance, sale and delivery of the Securities and the Underlying Shares are not subject to any preemptive right of any shareholder of the Company or to any right of first refusal or other right in favor of any person.

     2.6 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, foreign, state or local governmental authority is required on the part of the Company or any of its subsidiaries in connection with the consummation of the transactions contemplated by the Investment Agreements, except for filings pursuant to applicable state securities laws and Regulation D of the Securities Act of 1933, as amended (the "Securities Act").

     2.7 Litigation. Except as set forth in Schedule 2.7, there is no action, suit, proceeding or investigation pending or, to the Company's knowledge, currently threatened against the Company or any of its subsidiaries, nor, to the Company's knowledge, is there any reasonable basis for the foregoing. None of the Company or any of its subsidiaries is a party or expressly subject to the provisions of any order, writ, injunction, judgment or decree of any court, administrative agency, government agency or instrumentality. There is no action, suit, proceeding or investigation by the Company or any of its subsidiaries currently pending or which the Company or any of its subsidiaries intends to initiate.

     2.8 Intellectual Property. Set forth on Schedule 2.8 attached hereto is a list of all material patents, pending patent applications, trademarks, service marks, trade names, copyrights, licenses, computer codes or computer software, proprietary rights, proprietary processes and other intellectual property rights (collectively "Intellectual Property") owned by, or licensed to, the Company or any of its subsidiaries, with an indication as to which of such items are owned by the Company or any of its subsidiaries and which are licensed to the Company or its subsidiaries. The Company's and its subsidiaries, legal rights to use the Intellectual Property owned by or licensed to the Company and its subsidiaries is sufficient for the use thereof in their respective businesses as now conducted and as proposed to be conducted, except where the failure would not have a Material Adverse Effect. None of the Company or any of its subsidiaries has received any communications alleging that the Company or any of its subsidiaries has violated or, by conducting its business as now conducted or as proposed to be conducted, would violate any of the rights in the Intellectual Property of any other individual, corporation, association, partnership, joint venture, trust, estate, limited liability company, limited liability partnership, joint stock company, unincorporated organization or government or any agency or political subdivision thereof, or other entity or organization (each, a "Person"). To the Company's knowledge, none of the Company or any of its subsidiaries is infringing upon the right or claimed right of any Person with respect to any of the Intellectual Property. None of the Company or any of its subsidiaries has licensed any of the Intellectual Property to any other Person, nor does any other Person have an option or any other right to acquire any of the Intellectual Property other than in the ordinary course of business (except for the Intellectual Property that is in the public domain). To the Company's knowledge, none of the employees of the Company or any of its subsidiaries is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any order, writ, injunction, judgment, instrument or decree of any court, administrative agency, government agency or instrumentality that would interfere with the use of such employee's best efforts to promote the interests of the Company or any of its subsidiaries or that would conflict with the business of the Company or such subsidiary (as currently conducted or proposed to be conducted). None of the execution or delivery of the Investment Agreements, nor the carrying on of the business of the Company or any of its subsidiaries (as currently conducted or proposed to be conducted) by their respective employees, will, to the Company's knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract or respective other agreement, covenant or instrument under which any such employee is obligated. It is not, nor will it be necessary, to use any inventions of any of the current employees of the Company or its subsidiaries (or Persons the Company currently intends to hire) made prior to their employment with the Company or its subsidiaries and to which the Company or its subsidiaries do not otherwise have rights.

     2.9 Compliance.

     (a) None of the Company or any of its subsidiaries is in violation or in default of any provisions of its respective Articles of Incorporation, bylaws or of any order, writ, injunction, judgment, instrument, decree or contract to which it is a party or by which it is bound or, to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company or any of its subsidiaries which violations or defaults would, either individually or in the aggregate, have a Material Adverse Effect. The execution, delivery and performance of the Investment Agreements and the consummation of the transactions contemplated hereby or thereby do not and will not, with or without the passage of time and/or the giving of notice: (i) result in any such violation or be in conflict with or constitute a default under any such provision, order, writ, injunction, judgment, instrument, decree or contract;
(ii) result in the creation of any lien, security interest, charge or encumbrance upon the capital stock or any assets of the Company or any of its subsidiaries; or (iii) give any third party the right to modify, terminate or accelerate any obligation under any such provision, order, writ, injunction, judgment, instrument, decree or contract.

     2.10 Material Contracts. Schedule 2.10 lists each contract relating to the Company or any of its subsidiaries that: (a) represents a contract upon which the Company or such subsidiary is substantially dependent or which is otherwise material to the Company or such subsidiary; (b) provides for borrowings or similar extensions of credit; (c) limits or restricts the ability of the Company or such subsidiary to compete or otherwise to operate in any manner or place;
(d) provides for a guaranty or indemnity (other than customary indemnities for infringement of Intellectual Property rights); (e) grants a power of attorney, agency or similar authority to another Person; (f) contains a right of first refusal with respect to the sale or acquisition of the capital stock or assets of the Company or any of its subsidiaries; (g) contains a right or obligation (other than in the ordinary course of business) of any officer or director of the Company or any of its subsidiaries, or any of their respective affiliates or associates; (h) is an employment or consulting agreement to which the Company or any of its subsidiaries is a party; or (i) was not made in the ordinary course of business (collectively, "Material Contracts"). True copies of each Material Contract, including all amendments and supplements thereto, have been made available to Purchasers. Except as set forth in Schedule 2.10, each Material Contract is valid and subsisting and no breach or default, alleged breach or default, or event which would (with the passage of time, notice or both) constitute a breach or default thereunder on the part of the Company or any of its subsidiaries, or, to the knowledge of the Company, on the part of any other party thereto, has occurred.

     2.11 Absence of Undisclosed Liabilities. Since June 30, 1999 none of the Company or any of its subsidiaries has: (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock; (ii) made any loans or advances to any Person, other than ordinary advances for expenses incurred in the ordinary course of business consistent with past practices; or (iii) sold, exchanged or otherwise disposed of any of its assets or rights, other than in the ordinary course of business consistent with past practices. Except as set forth in the Financial Statements (as defined) and the schedules hereto, the Company has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities paid or incurred in the ordinary course of business subsequent to the Statement Date (as defined), and (ii) obligations under contracts and commitments incurred in the ordinary course of business, which, in both cases, individually or in the aggregate, are not material to the financial condition or operating results of the Company.

     2.12 Disclosure.

     (a) As of its filing date,  each  document  filed with the  Securities  and
Exchange Commission (the "Commission") by the Company, as amended or supplemented prior to the Closing Date, if applicable, pursuant to the Securities Act and/or the Securities Exchange Act of 1934, as amended (the
"Exchange Act") (i) complied in all material respects with the applicable requirements of the Securities Act and/or Exchange Act and (ii) did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, the Company has filed all documents with the Commission as required by the Exchange Act and the policies, rules and regulations of the Commission.

     (b) None of the representations or warranties of the Company contained in this Agreement, the schedules and exhibits attached hereto, the other Investment Agreements or any certificate furnished or to be furnished to Purchasers at Closing (when read together) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which they were made. There is no fact which has not been disclosed to Purchasers in writing of which the Company has knowledge, and which has had or would reasonably be anticipated to have a Material Adverse Effect, and the Company is not aware of any impending or contemplated event or occurrence that would cause any of the representations or warranties contained herein not to be true and complete on the date of such event or occurrence as if made on that date.

     2.13 Conflicts of Interest. Except as set forth in Schedule 2.13, none of the Company or any of its subsidiaries is indebted, directly or indirectly, to any of its respective officers or directors or to their respective spouses or immediate family members, for any amount whatsoever other than in connection with expenses or advances of expenses incurred in the ordinary course of business consistent with past practices or relocation expenses of employees. Except as set forth in Schedule

2.13, no director, officer or any affiliates thereof, (as such term is defined in Rule 405 under the Securities Act), or any members of their immediate families (x) are, directly or indirectly, indebted to the Company or any of its subsidiaries or, (y) have any direct or indirect ownership interest in any Person (A) with which the Company or any of its subsidiaries is affiliated or
(B) with which the Company or any of its subsidiaries has a material business relationship, or (C) which competes with the Company or any of its subsidiaries; except that for purposes of this clause (y), officers, directors or affiliates thereof or any members of their immediate families may own stock in (but not exceeding one percent (1%) of the outstanding capital stock of) any publicly traded companies that may compete with the Company. To the Company's knowledge, none of the officers or directors of the Company or any members of their immediate families are, directly or indirectly, interested in any material contract of the Company or any of its subsidiaries. None of the Company or any of its subsidiaries is a guarantor or indemnitor of any indebtedness of any other Person.

     2.14 Registration Rights and Voting Rights. Except as set forth in Schedule
2.14 and contemplated in the Registration Rights Agreement, there are no agreements, written or oral, between the Company and any Person relating to the registration of its capital stock under federal or state securities laws, including piggyback registration rights. Except as set forth in Schedule 2.14, to the Company's knowledge, no stockholders of the Company have entered into any agreements with respect to the voting of shares of the capital stock of the Company.

     2.15 Private Placement. Subject to and in reliance in part on the truth and accuracy of the representations of each Purchaser set forth in this Agreement, the offer, sale and issuance of the Securities as contemplated by this Agreement is exempt from the registration requirements of the Securities Act and any applicable state securities laws and none of the Company or any of its subsidiaries nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

     2.16 Title to Property and Assets. Except as set forth in Schedule 2.16, the Company and each of its subsidiaries owns its property and assets free and clear of all mortgages, liens, loans and encumbrances, except such encumbrances and liens which arise in the ordinary course of business or liens for taxes that are not delinquent or being contested in good faith and do not materially impair the ownership or use of such property or assets by the Company or such subsidiary. Except as set forth in Schedule 2.16 with respect to the property and assets it leases, each of the Company and its subsidiaries is in compliance with such leases and holds a valid leasehold interest free of any liens, claims or encumbrances.

     2.17 Employee Matters. Except as described in Schedule 2.17 attached hereto, neither the Company nor any of its subsidiaries is a party to or bound by, or has any liability under, any material employment contract or any deferred compensation agreement, bonus plan, incentive plan, profit sharing plan, retirement agreement or other employee compensation or benefit agreement, plan or arrangement, of any kind including without limitation any multiemployer plan.

     2.18 Tax Returns and Audits. Except as set forth in Schedule 2.18, the Company and its subsidiaries have accurately prepared and timely filed all federal, state, foreign, local and other tax returns required by law to be filed, except where failure to do so would not reasonably be expected to have a Material Adverse Effect, have paid or made provision for the payment of all taxes shown on such returns to be due and all additional assessments. Adequate provisions have been made and are reflected in the Financial Statements to the extent required by generally accepted accounting principles applied on a consistent basis and as in effect in the United States ("GAAP") for all current taxes and other charges to which the Company or any of its subsidiaries is subject and which are not currently due and payable. There are no additional assessments or adjustments pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries for any period.

     2.19 Labor Agreements and Actions. None of the Company or any of its subsidiaries is bound by or subject to (and none of their assets or properties are bound by or subject to) any written or oral contract, commitment, agreement or arrangement with any labor union, and no labor union has requested or, to the knowledge of the Company, has sought to represent any of the employees, representatives or agents of the Company or any of its subsidiaries. There is no strike or other labor dispute involving the Company or any of its subsidiaries pending, or to the knowledge of the Company, threatened, which could have a Material Adverse Effect, nor is the Company aware of any labor organization activity involving the employees, representatives or agents of the Company or any of its subsidiaries. The Company and its subsidiaries have complied with all applicable federal and state equal employment opportunity laws and regulations and with all other laws and regulations related to employment and labor issues except where the failure to comply would not have a Material Adverse Effect.

     2.20 Permits. Except as set forth in Schedule 2.20, the Company and its subsidiaries have all franchises, permits, licenses and any other governmental authority necessary for the conduct of their businesses as now being conducted, the lack of which could have a Material Adverse Effect. None of the Company or any of its subsidiaries is in default in any material respect under any of such franchises, permits, licenses or other authority.

     2.21 Corporate Documents. The Existing Articles and Existing Bylaws are in the form provided to counsel for Purchasers. The copy of the minute books of the Company provided to counsel for Purchasers contains minutes of all meetings of directors and shareholders of the Company and all actions by written consent without a meeting by the directors and stockholders of the Company since the date of the Company's incorporation and reflects all actions by the directors (and any committee of directors) and shareholders of the Company with respect to all transactions referred to in such minutes accurately in all material respects.

     2.22 Real Property Holding Corporation. The Company is not a United States real property holding corporation within the meaning of Internal Revenue Code
Section 897(c)(2) and Section 1.897-2(c) of the Treasury Regulations promulgated thereunder.

     2.23 Financial Statements. Attached hereto as Schedule 2.23 are complete and correct copies of (i) the unaudited balance sheet of the Company for the quarterly period ended June 30, 1999; (ii) audited consolidated financial statements of the Company containing audited balance sheets and statements of income at and for the Company's fiscal years ended December 31, 1996, 1997 and 1998 and (iii) an unaudited balance sheet and statement of income of the Company at and for the six-month period ended March 31, 1999 (the "Statement Date") (the items referred to in clauses (i) through
(iii), collectively, the "Financial Statements"). The Financial Statements have been prepared from the books and records of the Company and have been prepared in accordance with GAAP (except as indicated in the notes thereto) and fairly present the consolidated financial condition and operating results of the Company and its subsidiaries as of the dates and for each period presented in accordance with GAAP.

     2.24 Changes. Since the Statement Date and except as set forth in Schedule 2.24, there has not been:

     (a) any change in the assets, liabilities, financial condition or operating results of the Company from that reflected in the Financial Statements, except for changes in the ordinary course of business or that have not resulted in a Material Adverse Effect;

     (b) any damage, destruction or loss, whether or not covered by insurance, resulting in a Material Adverse Effect;

     (c) any waiver, release or compromise by the Company or any of its subsidiaries of a valuable right or of a material debt owed to it;

     (d) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company or any of its subsidiaries except in the ordinary course of business or that has not resulted in a Material Adverse Effect;

     (e) any material change to a material contract or agreement by which the Company, or any of its assets is bound or subject;

     (f) any material change in any compensation arrangement or agreement with any employee, representative, agent, officer, director or stockholder of the Company or any of its subsidiaries;

     (g) any sale, assignment or transfer of any patents, pending patent applications, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, software source code and object code and proprietary rights and processes or other material intangible assets of the Company or any of its subsidiaries;

     (h) any resignation or termination of employment of any officer, director, key employee, key representative or key agent of the Company or any of its subsidiaries and to the Company's knowledge, the Company does not know of any impending resignation or termination of employment of any such officer, director, key employee, key representative or key agent;

     (i) receipt of notice that there has been a loss of, or order cancellation by, any major advertiser or major customer of the Company or any of its subsidiaries;

     (j) any mortgage, pledge, transfer of a security interest in, lien or encumbrance, created by the Company or any of its subsidiaries, with respect to any of its capital stock, properties or assets, except liens for taxes not yet due or payable;

     (k) any loans or guarantees made by the Company or any of its subsidiaries to or for the benefit of its employees, representatives, agents, officers or directors, or any members of their immediate families, other than ordinary advances for expenses incurred in the ordinary course of business;

     (1) any declaration, setting aside or payment or other distribution with respect to any of the capital stock of the Company or any of its subsidiaries, or any direct or indirect redemption, purchase, or other acquisition of any of such capital stock by the Company or any of its subsidiaries; or

     (m) any arrangement or commitment by the Company or any of its subsidiaries to do anything described in this Section 2.24, subject to materiality and other qualifiers as may be set forth in this Section 2.24.

     2.25 Environmental and Safety Laws. The Company, its subsidiaries, the operation of their respective businesses and any real property that they own, lease or otherwise occupy or use are in compliance with all applicable Environmental Laws and orders or directives of any governmental authorities having jurisdiction under such Environmental Laws except where the failure to comply would not result in a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any citation, directive or notice of any proceedings, claims or other actions from any governmental authority arising out of the ownership or occupation of its properties or premises or the conduct of its respective operations, nor is it aware of any basis therefor. To the Company's knowledge, no material expenditure on behalf of the Company or any of its subsidiaries will be required in order to comply with any Environmental Law. As used herein, "Environmental Laws" means any federal, state, municipal, local or foreign law, statute, ordinance, code, rule or regulation pertaining to land use, air, soil, surface water, groundwater (including protection, cleanup, removal, remediation or damage thereof), public or employee health or safety or any other environmental matter, including, without limitation, the following laws as the same may be amended from time to time: (i) Clean Air Act (42 U.S.C. ss. 7401, et seq.), (ii) Clean Water Act (33 U.S.C. ss. 1251, et seq.), (iii) Resource Conservation and Recovery Act (42 U.S.C. ss. 6901, et seq.), (iv) Comprehensive Environmental Response Compensation Liability Act, as amended (42 U.S.C. ss. 9601, et seq.) ("CERCLA"), (v) Safe Drinking Water Act (42 U.S.C. ss. 300f, et seq.), (vi) Toxic Substance Control Act (15 U.S.C. ss. 2601, et seq.),
(vii) Rivers and Harbors Act (33 U.S.C. ss. 401, et seq.), (viii) Endangered Species Act (16 U.S.C. ss. 1531, et seq.), and (ix) Occupational Safety and Health Act (29 U.S.C. ss. 651, et seq.), together with any other applicable federal, state or local laws relating to emissions, discharges, releases or threatened releases of any Hazardous Substance (as defined herein) into ambient air, land, surface water, ground water, personal property or structures, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, discharge or handling of any Hazardous Substance. As used herein, "Hazardous Substances" means any pollutant, contaminant, hazardous or toxic substance, material, constituent or waste or any pollutant that is labeled or regulated as such terms are defined in any Environmental Law or that is labeled or regulated as such by (i) the United States of America,
(ii) any state, commonwealth, territory or possession of the United States of America and (iii) any political subdivision thereof (including counties, municipalities and the like) or any agency, authority or instrumentality of any of the foregoing, including any court, tribunal, department, bureau, commission or board, including, without limitation, asbestos and asbestos-containing materials and any material or substance that is: (i) designated as a "hazardous substance" pursuant to Section 307 of the Federal Water Pollution Control Act, 33 U.S.C. Section 1251, et seq. (33 U.S.C. ss. 1317), (ii) defined as a "hazardous waste,, pursuant to Section 1004 of the Federal Solid Waste Disposal Act, 42 U.S.C. Section 6901, et seq. (42 U.S.C. ss. 6903), (iii) defined as a "hazardous substance" pursuant to Section 101 of CERCLA or (iv) is so designated or defined under any other applicable Environmental Law.

     2.26 FCPA. The Company and its subsidiaries have complied in all material respects with the United States Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), and have obtained all consents, licenses, approvals, authorizations, rights, and privileges in connection with the conduct of its business required by the FCPA and have otherwise conducted their business in compliance with all material respects with the FCPA. Each of the Company's and its subsidiaries internal management and accounting practices and controls are adequate to ensure compliance in all material respects with the FCPA.

     2.27 Finder's Fee. Except as set forth in Schedule 2.27, the Company represents that it neither is nor will be obligated for any finder's fee or commission in connection with the transactions contemplated by the Investment Agreements, the documents referred to herein and the transactions contemplated hereby and thereby.

     2.28 Insurance. Schedule 2.28 sets forth all insurance policies and bonds that are material to the Company and its subsidiaries, and such policies and bonds are in full force and effect and, to the knowledge of the Company, no defaults exist under any of them. In the past three years neither the Company nor any of its subsidiaries has been refused insurance for which it applied or had any policy of insurance terminated (except at its request).

     2.29 Year 2000.

     (a) To the Company's knowledge, none of the computer software, computer firmware, computer hardware (whether general or special purpose) or other similar or related items of automated, computerized or software systems that are used or relied on by the Company or by any of its subsidiaries in the conduct of their respective businesses will malfunction, will cease to function, will generate incorrect data or will produce incorrect results when processing, providing or receiving (i) date-related data from, into and between the twentieth and twenty-first centuries or (ii) date-related data in connection with any valid date in the twentieth and twenty-first centuries.

     (b) To the Company's knowledge, none of the products and services sold, licensed, rendered, or otherwise provided by the Company or by any of its subsidiaries in the conduct of their respective businesses will malfunction, will cease to function, will generate incorrect data or will produce incorrect results when processing, providing or receiving (i) date-related data from, into and between the twentieth and twenty-first centuries or (ii) date-related data in connection with any valid date in the twentieth and twenty-first centuries.

     (c) Neither the Company nor any of its subsidiaries has made any other representations or warranties regarding the ability of any product or service sold, licensed, rendered, or otherwise provided by the Company or by any of its Subsidiaries in the conduct of their respective businesses to operate without malfunction, to operate without ceasing to function, to generate correct data or to produce correct results when processing, providing or receiving (i) date-related data from, into and between the twentieth and twenty-first centuries and (ii) date-related data in connection with any valid date in the twentieth and twenty-first centuries.

     2.30 Other.  The  Company is not  governed  by the  provisions  of Sections
78.411 through 78.444, inclusive of the Nevada Revised Statutes.

     3. Representations and Warranties of Purchasers. Each Purchaser hereby represents and warrants to the Company, on such Purchaser's own behalf, that:

     3.1 Accredited Investor: Authorization. Purchaser is an "accredited investor" within the meaning of Rule 501 promulgated under the Securities Act and has the corporate, partnership or individual, as the case may be, power and authority to enter into and perform this Agreement and the other Investment Agreements and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly authorized, executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors, rights generally and except as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

     3.2 No Conflict with Other Agreements. The execution, delivery and performance of the Investment Agreements and the consummation of the transactions contemplated hereby or thereby will not, with or without the passage of time and/or the giving of notice, result in a violation or default of any provisions of Purchaser's charter, bylaws or other organizational document or of any order, writ, injunction, judgment, instrument, decree or material contract to which it is a party or by which it is bound or, to its knowledge, of any material provision of federal or state statute, rule or regulation applicable to Purchaser.

     3.3 Investment Knowledge. Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the risks and merits of its investment in the Company and is capable of bearing the economic risks of such investment, including a complete loss of its investment.

     3.4  Distribution.  The  Securities  (including  Class B  Preferred  Shares issuable as dividends and the Underlying Shares) are being acquired for Purchaser's own account with the present intention of holding such securities for purposes of investment and not with a view to or for resale in connection with any distribution thereof in violation of any securities laws. Purchaser further represents that it understands and agrees that, until registered under the Securities Act or transferred pursuant to the provisions of Rule 144 as promulgated by the Securities and Exchange Commission (such securities, "Unrestricted Securities"), all certificates evidencing any of the Securities (including Class B Preferred Shares issuable as dividends and the Underlying Shares), whether upon initial issuance or upon any transfer thereof, shall bear a legend, prominently stamped or printed thereon, reading substantially as follows:

     "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act"), or the securities laws of any state. These securities have been acquired for investment and not with a view to distribution or resale in violation of any securities laws. Such shares may not be offered for sale, sold, delivered after sale, transferred, pledged or hypothecated in the absence of an effective registration statement covering such shares under the Act and any applicable state securities laws or an exemption therefrom."

     4. Conditions of Purchasers' Obligations at the Closing. The obligations of Purchasers to the Company under this Agreement are subject to the fulfillment, on or before the Closing of each of the following conditions, unless otherwise waived in writing by Purchasers.

     4.1 Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the Closing. Each of the representations and warranties of the Company contained in this Agreement shall be deemed made as of the date of this Agreement. All such representations and warranties shall be true and correct on and as of the Closing date with the same force and effect as if made at that time, and there shall be no material adverse change in the circumstances surrounding such representations and warranties between the date of this Agreement and the date of Closing.

     4.2 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Securities pursuant to this Agreement shall be obtained and effective as of the Closing.

     4.3 Opinion of Company Counsel. Purchasers shall have received from Gardere & Wynne L.L.P., counsel for the Company, an opinion, dated as of the Closing, in substantially the form of Exhibit E.

     4.4 Supporting Documents. Purchasers shall have received the following:

     (a) A copy of resolutions of the Board of Directors of the Company authorizing and approving the transactions contemplated hereby and a copy of resolutions of the Board of Directors of the Company authorizing and approving the adoption of the Certificate, all such resolutions to be certified by the Secretary of the Company;

     (b) A Certificate of Incumbency executed by the Secretary of the Company certifying the names, titles and signatures of the officers authorized to execute the Note and the Investment Agreements and further certifying that the Articles of Incorporation, as amended, and Bylaws of the Company delivered to legal counsel for each Purchaser at the time of the execution of this Agreement have been validly adopted and have not been amended or modified; and

     (c) Such additional supporting documentation and other information with respect to the transactions contemplated hereby as legal counsel for each Purchaser may reasonably request.

     4.5 Pensat Documents. Purchasers shall have received copies of all then existing documentation relating to the Pensat Transaction.

     4.6 Agreement of Shareholders. Prior to the Closing Date, the Company shall have obtained the written consent of a majority of its shareholders entitled to vote on such matters to vote in favor of the following: (i) to amend the Articles of Incorporation of the Company increasing the number of authorized shares of Common Stock of the Company at the Shareholders Meeting to be held pursuant to Section 6.6 of this Agreement, and (ii) to vote in favor of the election of the director designated by TSG to the Board of Directors, at the Shareholders Meeting to be held pursuant to Section 6.6 of this Agreement.

     4.7  Certificate  of  Designations.   The  Company  shall  have  filed  the
Certificate with the Secretary of State of Nevada, which Certificate shall continue to be in full force and effect as of the Closing.

     4.8 Payment of Expenses.  The Company  shall have paid in  accordance  with
Section 10.9 the expenses and disbursements of TSG.

     4.9 SBA Forms. The Company shall have executed any Small Business Administration forms requested by OCP II or OCP III in connection with the transactions contemplated herein.

     5. Conditions of the Company's Obligations at the Closing. The obligations of the Company to Purchasers under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived by the Company in writing.

     5.1 Performance. All covenants, agreements, obligations and conditions contained in this Agreement to be performed by each Purchaser on or prior to the Closing shall have been performed or complied with in all material respects. The representations and warranties of each Purchaser contained in this Agreement shall be deemed made as of the date of this Agreement. All such representations and warranties shall be true and correct on and as of the Closing date with the same force and effect as if made at that time, and there shall be no material adverse change in the circumstances surrounding such representations and warranties between the date of this Agreement and the date of Closing.

     5.2 Minimum Investment. In addition to the other conditions specified in this Section 5, it shall be a further condition to the obligations of the Company, that it shall have received an aggregate of at least: (i) $20,000,000 from TSG; (ii) $900,000 from OCP II; and (iii) $100,000 from OCP III, in connection with the issuance of the Notes hereunder.

     6. Affirmative Covenants of the Company. The Company covenants and agrees as follows:

     6.1 Corporate Existence. The Company will maintain its corporate existence in good standing in the State of Nevada and comply with all applicable laws and regulations of the United States or of any state or political subdivision thereof and of any foreign jurisdiction, and of any government authority of any of the foregoing, where failure to so comply would have a Material Adverse Effect.

     6.2 Books of Account and Reserves. The Company will keep books of record and account in order to prepare its Financial Statements. The Company will employ a certified public accounting firm of established national reputation selected by the Board of Directors of the Company who are "independent" within the meaning of the accounting regulations of the Securities and Exchange Commission (the "Accountants"). The Company will have annual audits made by such Accountants in the course of which such Accountants shall make such examinations, in accordance with generally accepted auditing standards, as will enable them to give such reports or opinions with respect to the financial statements of the Company as will satisfy the requirements of the Securities and Exchange Commission in effect at such time with respect to reports or opinions of accountants.

     6.3 Furnishing of Financial Statements and Information. The Company will deliver to each Purchaser and each of their respective transferees, successors and assigns (together with their respective Affiliates (as defined)) that holds a Note or, after conversion, to OCP II and OCP III and to any holder of at least 10% of the Class B Preferred Shares (or the Common Stock issuable upon conversion thereof) while any Class B Preferred Shares are outstanding (and each recipient that receives such information agrees to keep confidential such information as the Company designates as confidential in writing):

     (a) annually, as soon as available, but in any event by the end of each fiscal year, an operating plan and budget for the following year;

     (b) as soon as available, but in any event within 30 days after the end of each monthly accounting period in each fiscal year, unaudited statements of income, operations and cash flows of the Company for such monthly period and for the period from the beginning of the fiscal year to the end of such month, and unaudited balance sheets of the Company as of the end of such monthly period, setting forth in each case comparisons to the annual operating plan and budget and to the corresponding period in the preceding fiscal year, and all such statements shall be prepared in accordance with GAAP (provided, however, that such statements need not comply with the footnote disclosure requirements of GAAP);

     (c) as soon as available, but in any event within 45 days after the end of each quarterly accounting period in each fiscal year, unaudited statements of income, operations and cash flows of the Company for such quarterly period and for the period from the beginning of the fiscal year to the end of such quarter, and unaudited balance sheets of the Company as of the end of such quarterly period, setting forth in each case comparisons to the annual operating plan and budget and to the corresponding period in the preceding fiscal year, and all such statements shall be prepared in accordance with GAAP (provided, however, that such statements need not comply with the footnote disclosure requirements of GAAP);

     (d) as soon as available, but in any event within 90 days after the end of each fiscal year, audited statements of income, operations, retained earnings and cash flows of the Company for such fiscal year and balance sheets of the Company as of the end of such fiscal year, all prepared in accordance with GAAP, all in reasonable detail and duly certified by the Accountants, who shall have given the Company an opinion, unqualified as to the scope of the audit, regarding such statements setting forth in each case comparisons to the annual operating plan and budget of the preceding fiscal year;

     (e) promptly after the Company learns of the commencement or written threats of the commencement of any material lawsuit, legal or equitable, or of any material administrative, arbitration or other proceeding against the Company or its business, assets or properties, written notice of the nature and extent of such suit or proceeding;

     (f) promptly upon transmission thereof, copies of all reports, proxy statements, registration statements and notifications filed by it with the Securities and Exchange Commission pursuant to any act administered by the Securities and Exchange Commission or furnished to stockholders of the Company or to any national securities exchange;

     (g) with reasonable promptness, notice of any default in any agreement of the Company or any of its subsidiaries which is reasonably expected to result in a Material Adverse Effect;

     (h) with reasonable promptness, such other financial data relating to the business, affairs and financial condition of the Company and as is available to the Company and as from time to time the Purchasers may reasonably request; and

     (i)  provide  copies  of  definitive   documents  relating  to  the  Pensat
Transaction at least seven (7) days prior to the closing of the Pensat Transaction in substantially the form to be executed at such closing.

     "Affiliate" means, with respect to any Person, any Person that, directly or indirectly, controls, is controlled by or is under common control with such first-named Person. For the purposes of this definition, "control," (including with correlative meanings, the terms "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise. In addition, in the case of Purchasers, an "Affiliate," of any Purchaser shall include the partners thereof and the Company shall not be deemed to be an "Affiliate," of any Purchaser.

     6.4 Key Person Insurance. Within 90 days after the Closing, the Company shall obtain and thereafter at all times maintain one or more key person life insurance policies on the life of Stephen Raville in an aggregate amount of not less than $10,000,000, with the proceeds of such insurance policies payable to the Company. Copies of such keyman insurance policies shall be delivered to each Purchaser upon request.

     6.5 Subsidiaries. The Company shall (i) cause each such subsidiary to comply with the covenants set forth in Sections 6.1, 6.2, and 6.3 and (ii) all references in Section 6.3 to financial statements shall be deemed to refer to consolidated financial statements.

     6.6 Shareholder Meeting. At the next meeting of its shareholders, such meeting to be held prior to December 31, 1999 (the "Shareholder Meeting"), the Board of Directors of the Company shall submit and recommend an appropriate amendment to the Company's Articles of Incorporation to increase the number of authorized shares of Common Stock of the Company to at least 200,000,000.

     6.7 Board of Directors. Pursuant to Section 3.02 of the Bylaws of the Company, the Board of Directors of the Company (the "Board") shall pass a resolution to increase the number of directors on the Board from eight (8) to nine (9) to accommodate TSG's designee to the Board. Upon funding of the Loan Amount, TSG shall have the right to appoint one member to the Board.

     6.8 Access and Visitation. The Company will permit each Purchaser to visit and inspect the Company's properties, and to examine the Company's books and records with the Company management at such reasonable times as shall be requested by such Purchaser.

     7. Negative Covenants of the Company. The Company will be limited and restricted as follows:

     7.1 Restrictive Agreements Prohibited. Neither the Company nor any of its subsidiaries shall become a party to any agreement which by its terms restricts the Company's performance of the Investment Agreements or its obligations under the Certificate.

     7.2 No Amendment of Certificate. The Company shall not amend, alter or repeal or otherwise change any of the terms or provisions of the Certificate prior to conversion of the Notes into shares of Class B Preferred Stock.

     7.3 No Issuance of Senior Securities. Prior to conversion of the Notes into shares of the Class B Preferred Stock, the Company shall not create, authorize, issue or increase the authorized amount of, any preferred stock or any other class or series of any equity securities, or any warrants, options or other rights convertible or exchangeable into any class or series of any equity securities of the Company, having a preference or priority over the Class B Preferred Stock as to the right to received dividends or amounts distributable upon liquidation of the Company.

     7.4 Affiliate Transactions. The Company will not enter into any transactions with any Affiliate unless conducted on an arm's-length basis, at fair market value. For purposes of this Section 7.2, (i) "Affiliate" shall mean any entity directly or indirectly controlling, controlled by or under direct or indirect common control with the Company (or any of its subsidiaries) and includes (a) any person who is a director or beneficial owner of at least 5% of such person's equity securities, (b) any person (other than wholly-owned Subsidiaries) of which the Company or any Affiliate owns at least 10% of such person's equity securities or (c) immediate family members of any such person specified in clauses (a) or (b) and (ii) "Subsidiary" shall mean any entity of which the Company owns, directly or indirectly, at least a majority of the outstanding capital stock or a partnership in which the Company (or a subsidiary of the Company) serves as general partner.

     8. Conversion of Class B Preferred Shares and Exercise of Warrants.

     8.1 Conversion of Preferred Shares. Each Purchaser may, at its option, at any time and from time to time, after conversion of the Note and amendment of the Articles of Incorporation as contemplated by Section 6.6 above, convert all or any portion of the Class B Preferred Shares into Common Stock at the rate and upon the terms and conditions and subject to the adjustments set forth in the Certificate.

     8.2 Exercise of Warrants. Each Purchaser may, at its option, exercise any Warrant, or any portion thereof, after conversion of the Note and issuance of the Warrants, and after amendment of the Articles of Incorporation as contemplated by Section 6.6 above, in exchange for Common Stock at the rate and upon the terms and conditions set forth in the applicable Warrant Agreement.

     8.3 Underlying Shares Fully Paid; Reservation of Common Stock. The Company covenants and agrees that all Underlying Shares shall be issued upon the exercise of the conversion privilege referred to in Section 8.1 and the right of exercise referred to in Section 8.2 and shall, upon issuance in accordance with the terms of the Company's Articles of Incorporation, as amended, and the Warrant Agreements, respectively, be fully paid and non-assessable, and that the issuance thereof shall not give rise to any preemptive rights on the part of any Person. The Company further covenants and agrees that the Company will at all times from and after the Shareholder Meeting have authorized and reserved a sufficient number of shares of its Common Stock for the purpose of issuing the Underlying Shares.

     8.4 Adjustment of Number of Shares. The number of shares of Common Stock issuable upon conversion of Class B Preferred Shares as well as the number of shares of Common Stock issuable upon exercise of any Warrant (and the exercise price payable in connection with such exercise) shall be subject to adjustment from time to time as set forth in the Certificate and in the Warrant Agreements.

     9. Preemptive Rights.

     9.1 After conversion of the Notes, each Purchaser and its transferees, successors and assigns (each, a "Holder") shall be entitled to a preemptive right to purchase its pro rata share of all or any part of any New Securities (as defined) which the Company may, from time to time, sell and issue. Such Holder's pro rata share, for purposes of this preemptive right, is the ratio that the number of whole shares of Common Stock into which the shares of Class B Preferred Shares held by such Holder (including any additional shares of Class B Preferred Shares issued to such holder) are convertible plus the number of shares of Common Stock then held by the Holder as a result of the conversion of Class B Preferred Shares together with the number of shares such Holder is entitled to purchase pursuant to Warrants bears to the total number of shares of Common Stock of the Company on a fully-diluted basis.

     9.2 Except as set forth in the next sentence, "New Securities" shall mean any shares of capital stock of the Company, including Common Stock, whether now authorized or not, and rights, options or warrants to purchase said shares of capital stock, and securities of any type whatsoever that are, or may become, convertible into said shares of capital stock. Notwithstanding the foregoing, "New Securities" does not include (i) securities offered to the public generally pursuant to a registration statement filed with the Commission and declared effective under the Securities Act,(ii) securities issued in connection with the acquisition of another entity by the Company by merger, purchase of substantially all of the assets or other reorganization or in a transaction governed by Rule 145 under the Securities Act, (iii) options exercisable for Common Stock issued to employees, officers, directors or consultants of the Company outstanding as of the first date on which Class B Preferred Shares were first issued (the "First Issue Date") or options issued to employees, officers, directors or consultants of the Company pursuant to the Employee Plan, the Executive Plan, the Director Plan, the Market Value Appreciation Plan, or the Pay for Performance Plan or a stock option plan adopted by the Board of Directors of the Company and approved by a majority of the holders of Class B Preferred Shares after the First Issue Date, (iv) shares of Common Stock issued on conversion of outstanding Class B Preferred Shares; (v) shares of Common Stock issued upon exercise of rights, convertible securities or warrants (A) outstanding as of the First Issue Date or (B) issued in connection with the sale of Class B Preferred Shares hereunder, (vi) stock issued pursuant to any rights or agreements, including without limitation convertible securities, options and warrants, provided, that, the preemptive rights established by this Section 9 shall apply with respect to the initial sale or grant by the Company of interests in its capital stock pursuant to such rights or agreements, or (vii) stock issued in connection with any stock split, stock dividend or recapitalization by the Company.

     9.3 In the event the Company proposes to undertake an issuance of New Securities, it shall give the Holders of the Notes or Class B Preferred Shares written notice of its intention, describing the type of New Securities, and the price and terms upon which the Company proposes to issue the same. Each Holder of Class B Preferred Shares shall have thirty (30) days from the date of receipt of any such notice to agree to purchase up to its respective pro rata share of such New Securities for the price and upon the terms specified in the notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased.

     9.4 In the event a Holder fails to exercise such preemptive right within said thirty-day period (each such Holder a "Non-Electing Holder"), the Company shall give the Holders that have elected to exercise such preemptive right within said thirty-day period (each such Holder an "Electing Holder") written notice of each Non-Electing Holder's failure to exercise its preemptive right to purchase its pro rata share of the New Securities (such securities, the "Additional New Securities"). Each Electing Holder shall have ten (10) days from the date of receipt of any such notice to elect to purchase up to its pro rata share of the Additional New Securities by giving written notice to the Company and stating therein the quantity of such New Securities to be purchased.

     9.5 In the event any Electing Holder fails to exercise its preemptive right pursuant to Section 9.4 within said forty-day period, the Company shall have ninety (90) days thereafter to sell or enter into an agreement (pursuant to which the sale of Additional New Securities covered thereby shall be closed, if at all, within sixty (60) days from the date of said agreement) to sell the Additional New Securities not elected to be purchased by Electing Holders at the price and upon the terms no more favorable to the purchasers of such securities than specified in the Company's notice. In the event the Company has not sold the Additional New Securities or entered into an agreement to sell the Additional New Securities within said ninety-day period (or sold and issued
Additional New Securities in accordance with the foregoing within sixty (60) days from the date of said agreement), the Company shall not thereafter issue or sell any of such Additional New Securities, without first offering such securities in the manner provided above.

     9.6 In the event no Holders exercise their respective preemptive right pursuant to Section 9.3 within said thirty-day period, the Company shall have ninety (90) days thereafter to sell or enter into an agreement (pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within sixty (60) days from the date of said agreement) to sell the New Securities not elected to be purchased by Holders of the Class B Preferred Shares at the price and upon the terms no more favorable to the purchasers of such securities than specified in the Company's notice. In the event the Company has not sold the New Securities or entered into an agreement to sell the New Securities within said ninety-day period (or sold and issued New Securities in accordance with the foregoing within sixty (60) days from the date of said agreement), the Company shall not thereafter issue or sell any of such New Securities, without first offering such securities in the manner provided above.

     10. Miscellaneous.

     10.1 Survival of Warranties. The warranties, representations and covenants of the Company and Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing.

     10.2 Transfer; Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

     10.3 No Third Party Beneficiaries. Nothing express or implied in this Agreement is intended to confer, nor shall anything herein confer, upon any other than the parties hereto and the respective successors or assigns of such parties, any rights, remedies, obligations or liabilities whatsoever.

     10.4 GOVERNING LAW. THIS AGREEMENT AND ALL ACTS AND TRANSACTIONS PURSUANT HERETO AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE GOVERNED, CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW.

     10.5 WAIVER OF JURY TRIAL. THE COMPANY AND EACH PURCHASER DO HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY AND IRREVOCABLY WAIVE SUCH RIGHT ANY PARTY OR THEIR SUCCESSORS OR ASSIGNS MAY HAVE TO A JURY TRIAL IN EVERY JURISDICTION IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THE PARTIES HERETO OR THEIR SUCCESSORS OR ASSIGNS AGAINST ANY OTHER PARTY HERETO OR THEIR RESPECTIVE AFFILIATES, SUCCESSORS OR ASSIGNS IN RESPECT OF ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER DOCUMENT EXECUTED AND DELIVERED BY ANY PARTY IN CONNECTION THEREWITH (INCLUDING, WITHOUT LIMITATION, ANY ACTION TO RESCIND OR CANCEL THIS AGREEMENT, AND ANY CLAIMS OR DEFENSES ASSERTING THAT THIS AGREEMENT WAS FRAUDULENTLY INDUCED OR OTHERWISE VOID OR VOIDABLE).

     10.6  Counterparts.   This  Agreement  may  be  executed  in  two  or  more
counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

     10.7 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

     10.8 Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed effectively given and received upon delivery in person, or two business days after delivery by overnight courier service or by telecopier transmission with acknowledgment of transmission receipt, or five business days after deposit via certified or registered mail, return receipt requested, addressed to the party to be notified at such party's address as set forth below or on Schedule 1 hereto, or as subsequently modified by written notice, and (a) if to the Company:

     Pointe Communications Corporation
     1325 Northmeadow Parkway
     Suite 110
     Roswell, GA 30076
     Attention: Stephen E. Raville
     Facsimile: (770) 319-2834

with a copy to (which shall not constitute notice):
     Gardere & Wynne, LLP
     3000 Thanksgiving Tower
     1601 Elm Street
     Dallas, TX 75201-4761
     Attention: W. Robert Dyer Jr.
     Facsimile: (214) 999-3574

(b)  if to TSG:

     TSG Capital Fund III, L.P.
     177 Broad Street, 12th Floor
     Stamford, CT 06901
     Attention: Darryl B. Thompson
     Facsimile: (203) 406-1590

with a copy to (which shall not constitute notice):

     Mayer, Brown & Platt
     1675 Broadway
     New York, NY 10019
     Attention: Kathleen A. Walsh
     Facsimile: (212) 262-1910

(c)  if to OCP II:

     Opportunity Capital Partners II, L.P.
     2201 Walnut Avenue, Suite 210
     Fremont, California 94538
     Attention: Lewis E. Byrd
     Facsimile: (510) 494-5439

with a copy to (which shall not constitute notice):
     Folger Levin & Kahn, L.L.P.
     Embarcadero Center West
     275 Battery Street, 23rd Floor
     San Francisco, California 94111
     Attention: Christopher Conner, Esq.
     Facsimile: (415) 986-2827

(d) if to OCP III:

     Opportunity Capital Partners III, L.P.
     2201 Walnut Avenue, Suite 210
     Fremont, California 94538
     Attention: Lewis E. Byrd
     Facsimile: (510) 494-5439

with a copy to (which shall not constitute notice):

     Folger Levin & Kahn, L.L.P.
     Embarcadero Center West
     275 Battery Street, 23rd Floor
     San Francisco, California 94111
     Attention: Christopher Conner, Esq.
     Facsimile: (415) 986-2827

     10.9 Expenses. Each party shall bear its own costs and expenses; provided, however, that the Company shall pay and be responsible for the reasonable legal fees and out-of-pocket expenses incurred by TSG and TSG's counsel, not to exceed in the aggregate $100,000, incurred with respect to this Agreement, the documents referred to herein and the transactions contemplated hereby and thereby.

     10.10 Amendments and Waivers. Any term of this Agreement may be amended or waived, and this Agreement may be terminated, with the written consent of the parties hereto.

     10.11 Severabilitv. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

     10.12 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any holder of the Notes or of any of the Class B Preferred Shares (or the Common Stock issuable upon conversion thereof) or to the Company, upon any breach or default of the Company or by any Purchaser under this Agreement, shall impair any such right, power or remedy of such holder or the Company, as the case may be, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any holder or the Company, as the case may be, of any breach or default under this Agreement, or any waiver on the part of any holder or the Company, as the case may be, of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

     10.13 Further Assurances. The Company and each Purchaser shall take such additional actions and execute and deliver such additional agreements and other instruments and documents as necessary or appropriate to effect the transactions contemplated by this Agreement in accordance with its terms.

     10.14 Entire Agreement. This Agreement, and the documents referred to herein constitute the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the parties hereto are expressly canceled. Other than the Investment Agreements there are no other agreements existing between the Company and Purchasers.

     10.15 Notice to OCP II and OCP III. The Company may send a single copy of any notice or delivery required to be made by Company to the Purchasers hereunder for both OCP II and OCP III at their common address, as set forth in
Section 10.8 of this Agreement, in full satisfaction of such requirement.

     10.16 Voting Agreement. Each of TSG, OCP II and OCP III hereby agree that, with respect to the rights of the holders of the Class B Preferred Stock to designate, elect and remove a director as set forth in Section 3 (c) of the Certificate, so long as TSG owns at least 35% in the aggregate of the Class B Preferred Stock originally issued to it, (i) TSG shall have the right to designate the director to be elected by the holders of the Class B Preferred Stock (the "Class B Director") and each of OCP II and OCP III agree to vote in favor of the Class B Director so designated by TSG, and (ii) the Class B Director shall be subject to removal only at the request of TSG and each of OCP II and OCP III agree to vote in favor of such removal if so requested by TSG.

                            [Signature Pages Follow]

     The parties have executed this Agreement as of the date first written above.

                                          COMPANY:

                                          POINTE COMMUNICATIONS CORPORATION,
                                          a Nevada corporation


                                          By:
                                             -----------------------------------
                                              Patrick E. Delaney
                                              Chief Financial Officer

                                          Purchasers:

                                          TSG CAPITAL FUND III, L.P.,
                                          a Delaware limited partnership

                                          By: TSG Associates III, L.L.C.,
                                              Its General Partner

                                              By:
                                                 -------------------------------
                                                 Name:
                                                 Title:


                                          OPPORTUNITY CAPITAL PARTNERS II, L.P.,
                                          a Delaware limited partnership


                                          By: Thompson Capital Management, L.P.
                                              Its General Partner


                                              By:
                                                 -------------------------------
                                                 Lewis E. Byrd
                                                 Partner

                                         OPPORTUNITY CAPITAL PARTNERS III, L.P.,
                                         a Delaware limited partnership


                                         By: JM Capital Management, L.P.
                                             Its General Partner


                                             By:
                                                 -------------------------------
                                                 Lewis E. Byrd
                                                 General Partner

                                    EXHIBIT A

                       FORM OF CONVERTIBLE PROMISSORY NOTE

                                   [ATTACHED]

                                    EXHIBIT B

                       FORM OF CERTIFICATE OF DESIGNATIONS

                                   [ATTACHED]

                                    EXHIBIT C

                            FORM OF WARRANT AGREEMENT

                                   [ATTACHED]

                                    EXHIBIT D

                      FORM OF REGISTRATION RIGHTS AGREEMENT

                                   [ATTACHED]

                                    EXHIBIT E

                FORM OF LEGAL OPINION OF GARDERE & WYNNE, L.L.P.

                                   [ATTACHED]

                                   SCHEDULE 1


Purchaser Name                                                       Loan Amount

TSG Capital Fund III, L.P.                                           $20,000,000

Opportunity Capital Partners II, L.P.                                $   900,000

Opportunity Capital Partners III, L.P.                               $   100,000
                                                                     -----------

Total                                                                $21,000,000

THE SECURITIES REPRESENTED BY THIS NOTE AND THE PREFERRED STOCK ISSUABLE THEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER APPLICABLE SECURITIES LAWS AND, ACCORDINGLY, THE SECURITIES REPRESENTED BY THIS NOTE MAY NOT BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER, OR IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER, THE SECURITIES ACT AND IN ACCORDANCE WITH ANY OTHER APPLICABLE SECURITIES LAWS.


                        POINTE COMMUNICATIONS CORPORATION
                         12% Convertible Promissory Note


$20,000,000.00                   New York, New York          September __, 1999


     Pointe Communications Corporation, a Nevada corporation (the "Company"), for value received, hereby promises to pay to the order of TSG Capital Fund III,
L. P., a Delaware limited partnership ("Holder"), the principal sum of Twenty Million and No/100 Dollars ($20,000,000.00), together with interest on the outstanding amount of such principal sum, payable in accordance with the terms set forth below.

     This Note is subordinated to Senior Indebtedness (as defined herein) of the Company.


                                    ARTICLE I
             DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

     1.1 Definitions. For all purposes of this Note, except as otherwise expressly provided or unless the context otherwise requires:

     (a) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

     (b) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles as promulgated from time to time by the Association of Independent Certified Public Accountants; and

     (c) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Note as a whole and not to any particular Article, Section, or other subdivision.

     "Business Day" means each Monday, Tuesday, Wednesday, Thursday, and Friday that is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to be closed.

     "Class B Preferred Stock" means shares of the Class B Convertible Senior Preferred Stock, par value $0.01 per share, of the Company, whose rights are substantially in accordance with the Certificate of Designations attached hereto as Exhibit A.

     "Class C Preferred Stock" means a class of preferred stock with terms substantially in accordance with Exhibit B hereto, as such terms may be modified by the board of directors of the Company at the time of authorization of issuance of such Class C Preferred Stock.

     "Common Stock" means the common stock of the Company, par value $0.00001 per share.

     "Event of Default" has the meaning specified in Section 3.1.

     "Maturity Date," when used with respect to this Note, means December 31, 1999 (or such earlier date upon which this Note is due and payable under Section 3.3).

     "Note" means this 12% Convertible Promissory Note, as hereafter amended, modified, substituted, or replaced.

     "Pensat Transaction" means the transaction contemplated by that certain letter of intent and term sheet between the Company and Pensat International Communications, Inc. ("Pensat"), dated July 26, 1999, including, but not limited to, the purchase by Pensat or affiliates thereof, or other parties, of Class C Preferred Stock for an aggregate purchase price of at least $20,000,000.

     "Person" means any individual, corporation, entity, limited liability partnership or company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, or government or any agency or political subdivision thereof.

     "Senior Indebtedness" means any and all obligations of the Company in respect of the principal, premium, if any, unpaid interest and fees on any indebtedness (including borrowed money, purchase money and equipment leasing) and which is evidenced by bonds, notes, debentures or similar instruments, or representing any deferrals, renewals, extensions or refundings of any such indebtedness; provided, however, that indebtedness of the Company consisting of trade payables or indebtedness that by its terms is pari passu with, or subordinate or subject in right of payment to, this Note shall not constitute Senior Indebtedness.

                                   ARTICLE II
                             PAYMENTS; SUBORDINATION

     2.1 Interest. From the date of this Note through the Maturity Date, interest shall accrue hereunder on the unpaid outstanding principal sum of this Note at 12% per annum compounding quarterly, calculated on the basis of a 365 day year. Interest shall be fully cumulative and shall be payable in kind (by issuance of shares of stock) upon the Mandatory Conversion of the Note as set forth in Section 4.1 (a).

     2.2 Payment of Principal and Interest. The principal and accrued and unpaid interest of this Note shall be due and payable in full on the Maturity Date.

     2.3 No Prepayments. Subject to Holder's right to convert or the Company's right to require the Holder to convert, the Company may not prepay this Note in whole or in part.

     2.4 Manner of Payment. Payments of principal and interest on this Note will be made by delivery of Company checks to Holder at its address as set forth in this Note or by wire transfers pursuant to instructions from Holder. If the date upon which the payment of principal or interest is required to be made pursuant to this Note occurs other than on a Business Day, then such payment of principal and interest shall be due and payable and made on, and shall include unpaid interest accrued through, the next occurring Business Day following such payment date.

     2.5 Subordination.

     (a) Holder by acceptance hereof covenants and agrees, expressly for the benefit of all present and future holders of Senior Indebtedness, that the payment of the principal of, and interest on, and all other obligations under this Note are hereby expressly subordinate and junior to the prior payment in full of all Senior Indebtedness.

     (b) Upon any dissolution, reorganization, arrangement with creditors, assignment for the benefit of creditors, winding, up or voluntary or involuntary liquidation, whether or not in bankruptcy, insolvency, or receivership proceedings, or the sale of all or substantially all of the assets of the Company, the Company shall not pay, and the holder of this Note shall not be entitled to receive, any amount in respect of the principal of or interest on this Note unless and until the Senior Indebtedness shall have been paid in full.

     (c) Upon any such dissolution, reorganization, arrangement with creditors, assignment for the benefit of creditors, winding-up, or voluntary or involuntary liquidation or the sale of all or substantially all of the assets of the Company, any payment or distribution of assets of the Company, whether in cash, property, or securities, which the holder of this Note would be entitled to receive but for the provisions hereof shall be paid by the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Indebtedness, or their representatives, ratably according to the aggregate amounts remaining unpaid on Senior Indebtedness held or represented by each, to the extent necessary to pay the Senior Indebtedness after giving effect to any concurrent payment or distribution to the holders of Senior Indebtedness. In the event the holder of this Note shall receive any payment or distribution on account of this Note that it is not entitled to receive under the provisions of this Section 2.5, such holder will hold any amount so received in trust for the holders of the Senior Indebtedness and will forthwith turn over such payment to such holders of the Senior Indebtedness in the form received (together with any necessary endorsements) to be applied on the Senior Indebtedness.

     (d) In the event of any default or event of default of any loan documents executed in connection with any Senior Indebtedness, including, without limitation, any default in the payment of the principal of or interest on or fees in connection with any Senior Indebtedness, and for so long as such default or event of default shall continue unwaived by the obligee thereof, or if payment on this Note would cause any such default or event of default, the Company shall not pay, and the holder of this Note shall not be entitled to receive, any amount in respect of this Note, and the holder of this Note shall not ask for, sue for, take, demand, receive or accept from the Company, by set-off or in any other manner, any payment or distribution in respect of this Note.

     (e) Subject to the payment in full of all Senior Indebtedness in the manner and to the extent set forth herein, the holder of this Note shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of the assets of the Company applicable to the Senior Indebtedness until this Note shall be paid in full, and for the purpose of such subrogation, no payments or distributions to the holders of the Senior Indebtedness by or on behalf of the Company or by or on behalf of the holder of this Note shall, as between the

          Company and the holder of this Note, be deemed to be payment by the Company in respect of this Note. The provisions of this subsection (e) are intended to be solely for the purpose of defining the relative rights of the holder of this Note on the one hand, and the holders of Senior Indebtedness, on the other hand. Nothing contained herein shall or is intended to impair, as between the Company, its creditors other than the holders of Senior Indebtedness, and the holder of this Note, the unconditional and absolute obligation of the Company to pay the holder of this Note the amounts due hereunder in accordance with its terms or affect the relative rights of the holder of this Note and the creditors of the Company other than the holders of Senior Indebtedness.

     (f) The holder of this Note shall not be entitled to exercise any remedies hereunder or permitted by applicable law upon default under this Note for a period of 180 days from the date of such default so long as any Senior Indebtedness is outstanding; provided that such period shall be extended and continue, if any of the Senior Indebtedness has matured (upon acceleration of such maturity or otherwise) and the holder of such Senior Indebtedness is pursuing collection thereof, until such Senior Indebtedness has been paid in full.

     (g) Notwithstanding anything to the contrary contained herein, the provisions of this Section 2.5 shall not apply to, or affect the right of, the holder of this Note to convert this Note into Class B Preferred Stock pursuant to the provisions of ARTICLE IV hereof or to hold the Class B Preferred Stock received upon such conversion free and clear of any claim of the holders of Senior Indebtedness under this Section 2.5.

                                   ARTICLE III
                                    REMEDIES

     3.1 Events of Default. An "Event of Default" occurs if:

          (a) the Company defaults in the payment of the principal or interest on this Note when such principal or interest becomes due and payable and such default remains uncured for a period of five (5) days after written notice thereof has been provided to the Company; or

          (b) the Company defaults in the performance of any covenant made by the Company in this Note (other than as set forth in Section 3.1(a)), and such default remains uncured for a period of thirty
               (30) days after written notice thereof has been provided to the Company; or

          (c) a court of competent jurisdiction enters (i) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or (ii) a decree or order adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment, or composition of or in respect of the Company under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator, or other similar official of the Company or of any substantial part of the property of the Company or ordering the winding up or liquidation of the affairs of the Company and any such decree or order of relief or any such other decree or order remains unstayed for a period of ninety (90) days from its date of entry; or

          (d) the Company commences a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization, or other similar law or any other case or proceeding to be adjudicated a bankrupt or insolvent, or the
               Company   files   a   petition,   answer
               or consent seeking reorganization or relief under any applicable federal or state law, or the Company makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due.

     3.2 Past Due Rate. Upon the occurrence and during the continuance of an Event of Default described in Section 3.1(a), interest shall thereafter accrue on all such past due amounts at the rate of 15% per annum calculated on the basis of a 365 day year.

     3.3   Acceleration  of  Maturity.   Upon  the  occurrence  and  during  the
continuance of an Event of Default described in Section 3.1(a) or (b), the entire principal balance and accrued but unpaid interest thereof shall, at the option of Holder, upon written notice to the Company, at once become due and payable; provided, that all Senior Indebtedness must first be paid in full before any such accelerated payment shall be made in respect of this Note if there is any continuing default or event of default with respect to such Senior Indebtedness . This Note shall become immediately due and payable if an Event of Default described in Section 3.1(c) or (d) occurs.

                                   ARTICLE IV
                               CONVERSION OF NOTE

     4.1 Conversion Privilege and Conversion Price. Subject to and upon compliance with the provisions of this ARTICLE IV, all of this Note shall be converted into 6,667 (plus such additional shares equal to the accrued and unpaid interest on the Note) fully paid and nonassessable shares (the "Shares") of Class B Preferred Stock as follows:

     Mandatory Conversion. The unsecured convertible debt evidenced by this Note will convert into Class B Preferred Stock upon the earlier of:

               (i) The Maturity Date. If the outstanding principal amount of this Note shall not have been paid or converted before the Maturity Date, then effective at 12:01 a.m. on the Maturity Date, the outstanding principal amount of this Note shall automatically, without any action on the part of the Company or the Holder, be converted into the Shares (which shares shall be convertible into Common Stock of the Company at a conversion price of $1.75 per share); or

               (ii) The Closing of the Pensat Transaction . Effective upon the closing of the Pensat Transaction (as defined herein), the outstanding principal amount of this Note shall automatically, without any action on the part of the Company or the Holder, be converted into the Shares (which shares shall be convertible into Common Stock of the Company at a conversion price equal to the conversion price of the Class C Convertible Preferred Stock issued in connection with, or as part of, the Pensat Transaction, not to exceed $2.16 per share).

     4.2 Effect of Conversion. Upon any conversion pursuant to this Article IV, this Note shall only represent the right to receive the Shares for all amounts unpaid on the Note.

                                    ARTICLE V
                         ADJUSTMENT OF CONVERSION SHARES

     5.1 Stock Dividends, Stock Splits and Reverse Splits. If the Company shall at any time (a) subdivide its outstanding shares of Common Stock into a greater number of shares or (b) declare a dividend or make any other distribution upon any shares of the Company, payable in Common Stock, then the number of Shares shall be proportionately increased. If the outstanding shares of Common Stock shall at any time be combined into a smaller number of shares, the number of Shares shall be proportionately reduced.

     5.2 Reorganizations and Asset Sales. If any capital reorganization or reclassification of the capital stock of the Company, or any consolidation, merger, or share exchange of the Company with another Person, or the sale, transfer, or other disposition of all or substantially all of its assets to another Person shall be effected in such a way that holders of Class B Preferred Stock shall be entitled to receive capital stock, securities or assets in exchange for their shares of Class B Preferred Stock, then, if this Note shall not have been converted into shares of Class B Preferred Stock prior to any such transaction, the following provisions shall apply:

     (a) As a condition of such reorganization, reclassification, consolidation, merger, share exchange, sale, transfer, or other disposition, lawful and adequate provisions shall be made whereby the holder of this Note shall thereafter have the right to purchase and receive upon the terms and conditions specified in this Note and in lieu of the shares immediately theretofore receivable upon the exercise of the rights represented hereby, such shares of capital stock, securities, or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Class B Preferred Stock equal to the number of Shares immediately theretofore so receivable had such reorganization, reclassification, consolidation, merger, share exchange, or sale not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of such holder to the end that the provisions hereof (including, without limitation, provisions for adjustments of the number of shares receivable upon the exercise) shall thereafter be applicable, as nearly as possible, in relation to any shares of capital stock, securities, or assets thereafter deliverable upon the exercise of this Note.

     (b) In the event of a merger, share exchange, or consolidation of the Company with or into another Person as a result of which a number of shares of Class B Preferred stock or their equivalent of the successor Person greater or lesser than the number of shares of Class B Preferred Stock outstanding immediately prior to such merger, share exchange or consolidation are issuable to holders of Class B Preferred Stock, then the number of Shares into which this Note is convertible in effect immediately prior to such merger, share exchange or consolidation shall be adjusted in the same manner as though there were a subdivision or combination of the outstanding shares of Class B Preferred Stock.

     5.3 De Minimis Adjustments. No adjustment in the number of Shares purchasable hereunder shall be required unless such adjustment would require an increase or decrease of at least one share of Class B Preferred Stock purchasable upon conversion of the Note; provided, however, that any adjustments which by reason of this Section 5.3 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations shall be made to the nearest full share, as applicable. No fractional shares of Class B Preferred Stock or scrip shall be issued upon conversion.

     5.4 Notice of Adjustment. Whenever the number of Shares issuable upon the conversion of this Note shall be adjusted as herein provided, or the rights of the holder hereof shall change by reason of other events specified herein, the Company shall compute the adjusted number of Shares in accordance with the provisions hereof and shall prepare a certificate setting forth the adjusted number of Shares or specifying the other shares of stock, securities, or assets receivable as a result of such change in rights, and showing in reasonable detail the facts and calculations upon which such adjustments or other changes are based. The Company shall cause to be mailed to the Holder copies of such certificate, together with a notice stating that the number of Shares has been adjusted, and setting forth the adjusted number of Shares or other securities or assets purchasable upon conversion of this Note.

     5.5 Notifications to Holder. If at any time the Company proposes:

     (a) to declare any dividend upon Class B Preferred Stock payable in capital stock to the holders of Class B Preferred Stock;

     (b) to offer for subscription pro rata to all of the holders of its Class B Preferred Stock any additional shares of capital stock of any class or other rights;

     (c) to effect any capital reorganization, or reclassification of the capital stock of the Company, or consolidation, merger, or share exchange of the Company with another Person, or sale, transfer, or other disposition of all or substantially all of its assets;

     (d)  to consumate or terminate the Pensat Transaction; or

     (e) to effect a voluntary or involuntary dissolution, liquidation, or winding up of the Company;

then, in any one or more of such cases, the Company shall, if known at the time of such notice, give Holder (i) written notice of the date on which the books of the Company shall close or a record shall be taken for such dividend, distribution, or subscription rights or for determining rights to vote in respect of any such issuance, reorganization, reclassification, consolidation, merger, share exchange, sale, transfer, disposition, dissolution, liquidation, or winding up, and (ii) in the case of any such issuance, reorganization, reclassification, consolidation, merger, share exchange, sale, transfer, disposition, dissolution, liquidation, or winding up, written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause shall also, if known at the time of such notice, (i) specify, in the case of any such dividend, distribution, or subscription rights, the date on which the holders of Class B Preferred Stock shall be entitled thereto, and such notice in accordance with the foregoing clause (ii) specify the date on which the holders of Class B Preferred Stock shall be entitled to exchange their Class B Preferred Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, share exchange, sale, transfer, disposition, dissolution, liquidation, or winding up, as the case may be.

                                   ARTICLE VI
                                  MISCELLANEOUS

     6.1 Collection; Fees. If this Note is placed in the hands of an attorney for collection, and if it is collected through any legal proceedings at law or in equity or in bankruptcy, receivership, or other court proceedings, the Company hereby undertakes to pay all costs and expenses of collection including, but not limited to, court costs and the reasonable attorneys' fees of Holder.

     6.2 Benefits of Note. Nothing in this Note, express or implied, shall give to any Person, other than the Company, Holder and their successors any benefit or any legal or equitable right, remedy or claim under or in respect of this Note.

     6.3 Successors and Assigns. All covenants and agreements in this Note contained by or on behalf of the Company and Holder shall bind and inure to the benefit of the respective successors and permitted assigns of the Company and Holder.

     6.4 Restrictions on Transfer. Notwithstanding anything to the contrary contained herein, neither this Note, nor the rights of Holder hereunder, may be transferred, assigned or pledged by Holder other than pursuant to written agreement between the Company and Holder.

     6.5 Notice; Address of Parties. All notices, requests, consents, directions, and other instruments and communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, if sent by third party courier or overnight delivery service, if mailed first-class, postage prepaid, registered or certified mail, or if sent by telecopy, telecommunication or other similar form of communication (with receipt confirmed), as follows:

(a)  If to the Company, addressed to it as follows:

                                   Pointe Communications Corporation
                                   1325 Northmeadow Parkway, Suite 110
                                   Roswell, Georgia 30076
                                   Attn: Patrick E. Delaney
                                   Facsimile: (770) 319-2834


     with a copy (which shall not constitute notice) to:

                                   Gardere & Wynne, L.L.P.
                                   1601 Elm Street, Suite 3000
                                   Dallas, Texas 75201
                                   Attn: W. Robert Dyer, Jr., Esq.
                                   Facsimile: (214) 999-3574

(b)  If to Holder, addressed to it as follows:

                                   TSG Capital Fund III, L.P.
                                   177 Broad Street , 12th Floor
                                   Stamford, CT 06901
                                   Attn: Darryl B. Thompson
                                   Facsimile: (203) 406-1590

     with a copy (which shall not constitute notice) to:

                                   Mayer, Brown & Platt
                                   1675 Broadway
                                   New York, NY 10019
                                   Attn: Kathleen A. Walsh
                                   Facsimile: (212) 262-1910

or such other address as the Company or Holder hereto shall specify pursuant to this Section 6.5 from time to time.

     6.6 Severability Clause. In case any provision in this Note shall be invalid, illegal, or unenforceable in any jurisdiction, the validity, legality, and enforceability of the remaining provisions in such jurisdiction shall not in any way be affected or impaired thereby; provided, however, such construction does not destroy the essence of the bargain provided for hereunder.

     6.7 Governing Law. This Note shall be governed by, and construed in accordance with, the internal laws of the State of New York (without regard to principles of choice of law).

     6.8 Usury. It is the intention of the parties hereto to conform strictly to the applicable laws of the State of New York and the United States of America, and judicial or administrative interpretations or determinations thereof regarding the contracting for, charging and receiving of interest for the use, forbearance, and detention of money (hereinafter referred to in this Section 6.8 as "Applicable Law"). Holder shall have no right to claim, to charge, or to receive any interest in excess of the maximum rate of interest, if any, permitted to be charged on that portion of the amount representing principal which is outstanding and unpaid from time to time by Applicable Law. Determination of the rate of interest for the purpose of determining whether this Note is usurious under Applicable Law shall be made by amortizing, prorating, allocating, and spreading in equal parts during the period of the actual time of this Note, all interest or other sums deemed to be interest (hereinafter referred to in this Section 6.8 as "Interest") at any time contracted for, charged, or received from the Company in connection with this Note. Any Interest contracted for, charged or received in excess of the maximum rate allowed by Applicable Law shall be deemed a result of a mathematical error and a mistake. If this Note is paid in part prior to the end of the full stated term of this Note and the Interest received for the actual period of existence of this Note exceeds the maximum rate allowed by Applicable Law, Holder shall credit the amount of the excess against any amount owing under this Note or, if this Note has been paid in full, or if it has been accelerated prior to maturity, Holder shall refund to the Company the amount of such excess, and shall not be subject to any of the penalties provided by Applicable Law for contracting for, charging, or receiving Interest in excess of the maximum rate allowed by Applicable Law. Any such excess which is unpaid shall be canceled.

     6.9 Stock Legends. Certificates for shares of Class B Preferred Stock or other securities issued upon conversion of this Note shall bear the following legend:

     The shares represented by this certificate were not issued in a transaction registered under the Securities Act of 1933, as amended ("Securities Act"), or any applicable state securities laws. The shares represented hereby have been acquired for investment and may not be sold or transferred unless such sale or transfer is covered by an effective registration statement under the Securities Act and applicable state securities laws or, in the opinion of counsel to the issuer, is exempt from the registration requirements of the Securities Act and such laws.


     IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed on the date first above written.

                                   POINT COMMUNICATIONS CORPORATION,
                                   a Nevada corporation



                                   By:
                                      ------------------------------
                                            Patrick E. Delaney
                                            Chief Financial Officer

                              EXHIBIT "A"

                      CERTIFICATE OF DESIGNATIONS

                           [TO BE ATTACHED]

                              EXHIBIT "B"

     TERMS OF CLASS C CONVERTIBLE SENIOR PREFERRED STOCK

1. Issuer: Pointe Communications Corporation ("PointeCom"), as part of the Pensat Transaction

2. Price Per Share of Preferred Stock: $ To Be Determined ($20,000,000 in the aggregate).

3. Warrants: As additional consideration for the preferred stock financing, each holder of preferred stock will be issued (for a nominal purchase price) Warrants to acquire one share of common stock of PointeCom for every two shares of common stock issuable upon conversion of the Class C preferred stock held by such holder. The Warrants will have an exercise price per share of common stock (subject to adjustment) equal to the conversion price of the preferred stock plus $0.225, and will be exercisable at any time during the five- year period following the date of issuance. All of the Warrants will have (i) registration rights for the underlying shares of common stock, (ii) customary anti-dilution protection provisions, and (iii) a standard cashless exercise provision. If the common stock has traded for a period of at least 20 consecutive trading days at a price per share of at least $5 (subject to customary adjustment), then the issuer can cause the holders of Warrants to exercise the Warrants (subject to the option of any such holder to effect a cashless exercise of such holder's Warrants).

4.   Investors: To be determined.

5.   Use of Proceeds: To build out networks and fund working capital.

6. Dividends: Twelve percent (12%) compounding quarterly, with dividends being fully cumulative and payable in-kind or in cash, at the issuer's option.

7. Ranking: Senior in right of payment to the common stock and any other class or series of preferred stock subsequently issued; outstanding at the time of issuance will be $50,000,000 of convertible senior preferred stock, with regard to which it is pari passu; junior to all indebtedness. So long as any shares of preferred stock are outstanding, issuer will not pay dividends or make distributions on or repurchase or redeem any shares of stock ranking junior to the preferred stock.

8. Liquidation Preference: Liquidation preference (to be paid prior to any payment or distribution to holders of capital stock ranking junior to the preferred stock and pari passu with the then outstanding convertible senior preferred stock) equal to offering price plus accrued dividends, if applicable. A merger or consolidation of the issuer that results in a majority of the shares of the surviving entity not being owned by PointeCom's shareholders, or a sale of all or substantially all of its assets shall be deemed to be "liquidation" for purposes of the liquidation preference.

9.   Conversion Feature:

     - Price The average trading price of PointeCom's common stock over the 20 trading days prior to June 30, 1999, multiplied by 124%.

     - Optional     Each share of the preferred stock shall be  convertible,  at any time at the option of the holder, into 100 shares of PointeCom's common stock for each share of preferred stock, subject to the anti-dilution provisions below.

     - Mandatory    The issuer can force  conversion (i) in  conjunction  with a
                    "Qualified   Offering"   or  (ii)   after   the   first-year
                    anniversary of the date of issue if each of the following three conditions is satisfied; (x) the common stock shall have been listed for trading on the New York Stock Exchange, the NASDAQ National Market System or the American Stock
                    Exchange; (y) common stock shall have traded on such national exchange for a period of at least 20 consecutive trading days at a price per share of at least $5 (subject to customary adjustment), and (z) the average daily trading volume of common stock during such 20 consecutive trading day period shall be at least $1,000,000.

10. Private Offering: The preferred stock will be offered pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

11. Registration Rights: PointeCom will be required to file a registration statement for the underlying shares of common stock issuable upon conversion of the preferred stock and upon exercise of the Warrants (on Form S-3 pursuant to rule 415, if available), no later than 120 days after the issue date.

12.  Representation and Warranties: Customary.

13.  Affirmative Covenants: Customary.

14. Voting Rights: Customary class votes on specified matters. On all other matters, holders or preferred stock shall be entitled to vote as a single class, on an as converted basis, with the holders of common stock and outstanding shares of convertible senior preferred stock.

15. Anti-dilution Provisions: Customary provisions and adjustment provisions applicable to issuance of additional private equity securities issued at prices below the per share price of the preferred stock (weighted average basis).

16.  Transaction with any Non-wholly  Owned Affiliate:  PointeCom will not enter
     into  any   transactions   with  any  Affiliate   unless  conducted  on  an
     arm's-length basis, at fair market value.

17. Right of First Offer: If PointeCom privately offers any equity securities in the future, the holders of the preferred stock shall have the right to purchase a pro-rata amount of such securities.

18.  Transfers:   Any  transfers   (subject  to  exceptions   for  transfers  to
     affiliates) of preferred stock (or common stock if converted while unregistered) must be approved by the Company, such consent not to be unreasonably withheld.

19. Investor Representations: Customary representations, including that the investor is an "accredited investor" as defined in Regulation D of the Securities Act of 1933, as amended.

20.  Governing Law: New York.

21. Professional Fees and Expenses: Upon closing, the reasonable legal fees and reasonable out-of-pocket expenses incurred by investors and investors' counsel in connection with this offering will be paid out of the gross proceeds from the offering.

22. Closing Documents: Closing documents shall include preferred stock Purchase Agreement, Stockholders Agreement, Registration Rights Agreement (together the "Transaction Documents") and appropriate amendments to the Company's charter documents.

23. Definitions: "Affiliate" shall mean any entity directly or indirectly controlling, controlled by or under direct or indirect common control with PointeCom (or Subsidiary) and includes (a) any person who is a director or beneficial owner of at least 5% of such person's equity securities, (b) any person of which PointeCom or any Affiliate of PointeCom owns at least 10% of such person's equity or (c) family members of any such Person specified in clauses (a) or (b).

     "Qualified Offering" shall mean the sale by PointeCom of its common stock or other equity interest in a firm commitment underwritten public offering at a purchase price per share in excess of $4 per share (subject to customary adjustment) with net aggregate proceeds to PointeCom in excess of $30 million.

     "Subsidiary" shall mean any entity which the Company owns, directly or indirectly, at least a majority of the outstanding capital stock or a partnership in which the Company (or a Subsidiary) serves as general partner.

24.  Reports: The Company shall deliver to each holder of preferred stock:

     (i)    quarterly unaudited financial reports;

     (ii)   quarterly operating reports;

     (iii) an annual audited financial report along with the Company's business plan or operating budget; and

     (iv) the Company's annual financial plan and such other information concerning the Company's business or financial condition as such holder of Preferred Stock may reasonably request.

     In addition, the Company will permit each holder of preferred stock to visit and inspect the Company's properties, to examine the Company's books of account and records and to discuss the Company's affairs with Company management, all at such reasonable times as shall be requested by such holder of preferred stock.

25. Conditions to Closing and Escrow: Closing of sale of the Class C Convertible Senior Preferred Stock shall be conditioned upon, and shall be concurrent with, consummation of the merger between PointeCom and Pensat. The cash proceeds from sale of such shares of preferred stock and the Transaction Documents shall be deposited into an escrow at least 10 days prior to the closing date of such merger, with the escrow to terminate and the cash and Transaction Documents to be delivered concurrent with consummation of the merger. If these conditions have been satisfied within 30 days, the escrow shall terminate and the cash and Transaction Documents returned to the depositing parties. The escrow agent shall be approved by the investors, Pensat and PointeCom.

26.  Estimated Closing Date: December ____, 1999.

                         CERTIFICATE OF DESIGNATIONS OF
                        POINTE COMMUNICATIONS CORPORATION

     Pointe Communications Corporation (the "Corporation"), a corporation organized and existing under the laws of the State of Nevada, certifies that pursuant to the authority contained in Article V of its Articles of Incorporation, as amended (the "Articles of Incorporation") and in accordance with the provisions of Section 78.1955 of the Nevada Revised Statutes (the "NRL"), the Board of Directors of the Corporation (the "Board of Directors") has adopted the following resolution which resolution remains in full force and effect on the date hereof.

     RESOLVED, that pursuant to the authority vested in the Board of Directors by the Articles of Incorporation, the Board of Directors does hereby designate, create, authorize and provide for the issuance of Class B Convertible Senior Preferred Stock (the "Class B Preferred Stock"), par value $0.01 per share consisting of 10,000 shares, no shares of which have heretofore been issued by the Corporation, having the following voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof as follows:

     Section 1. Dividends.

     (a) Priority of Dividends. No dividends shall be declared or set aside for the Common Stock or any other class or series of the Corporation's capital stock that ranks junior to the Class B Preferred Stock (collectively, the "Junior Stock") unless prior thereto all accumulated and unpaid dividends on the Class B Preferred Stock shall be declared, set aside and paid. (At the date hereof, all outstanding capital stock of the Corporation ranks junior to the Class A and Class B Preferred Stock.) So long as any Class B Preferred Stock remains outstanding, without the prior written consent of the holders of a sixty-six and two-thirds percent (66 2/3%) (a "Supermajority") of the outstanding shares of Class B Preferred Stock, the Corporation shall not, nor shall it permit any of its subsidiaries to, redeem, purchase or otherwise acquire directly or indirectly any Junior Stock, nor shall the Corporation directly or indirectly pay or declare any dividend or make any distribution upon any Junior Stock, if at the time of any such redemption, purchase, acquisition, dividend or distribution the Corporation has failed to pay the full amount of all accumulated and unpaid dividends on the Class B Preferred Stock or the Corporation has failed to make any redemption of the Class B Preferred Stock required hereunder.

     (b) If the Board of Directors determines to pay dividends due and payable pursuant to this Section 1 in cash, and in the event that funds legally available for distribution of such dividends on any Dividend Payment Date (as defined in paragraph (c) of this Section 1) are insufficient to fully pay the cash dividend due and payable on such Dividend Payment Date to all holders of outstanding Class B Preferred Stock, then all funds legally available for distribution shall be paid in cash to holders of Class B Preferred Stock in accordance with the number of shares of Class B Preferred Stock held by each such holder. Any remaining dividend amount owed to holders of the Class B Preferred Stock shall be accrued in accordance with paragraph (c) of this Section 1. The holders of the Class B Preferred Stock shall have senior preference and priority to the dividends of the Corporation on any Junior Stock and pari passu to the Class A Preferred Stock.

     (c) Stock Dividend Rate; Dividend Payment Dates. Each holder of Class B Preferred Stock shall be entitled to receive when and as declared by the Board, out of funds legally available therefor, cumulative dividends, in preference and priority to dividends on any Junior Stock and pari passu with dividends on the Class A Preferred Stock, that shall accrue daily, and compound quarterly, on each share of the Class B Preferred Stock at the rate of twelve percent (12%) per annum (subject to adjustment pursuant to Section 8) on the sum of the Liquidation Price (as defined) thereof plus all accumulated and unpaid dividends thereon, from and including the date on which such stock was first issued (the "Original Issue Date") to and including the date on which such share ceases to be outstanding. The accrued dividends will be appropriately adjusted for stock splits, stock dividends, combinations, recapitalizations, reclassifications, mergers, consolidations and other similar events (each, a "Recapitalization
Event" and collectively, "Recapitalization Events") which affect the number of outstanding shares of the Class B Preferred Stock. Accrued dividends on the Class B Preferred Stock shall be payable out of funds legally available therefor on September 30, 1999 and thereafter quarterly on December 31, March 31, June 30, and September 30 of each year (each a "Dividend Payment Date"), to the holders of record of the Class B Preferred Stock as of the close of business on the applicable record date. Such dividends shall accrue whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends, and such dividends shall be fully cumulative and shall accrue on a daily basis based on a 365-day or 366-day year, as the case may be, without regard to the occurrence of a Dividend Payment Date and whether or not such dividends have been declared and whether or not there are any unrestricted funds of the Corporation legally available for the payment of dividends. The amount of dividends "accrued" with respect to any share of Class B Preferred Stock as of the first Dividend Payment Date after the Original Issue Date, or as of any other date after the Original Issue Date that is not a Dividend Payment Date, shall be calculated on the basis of the actual number of days elapsed from and including the Original Issue Date, in the case of the first Dividend Payment Date and any date of determination prior to the first Dividend Payment Date, or from and including the last preceding Dividend Payment Date, in the case of any other date of determination, to and including such date of determination which is to be made, in each case based on a year of 365 or 366 days, as the case may be. Whenever the Board declares any dividend pursuant to this Section 1, notice of the applicable record date and related Dividend Payment Date shall be given in accordance with
Section 4(k) hereof.

     (d) Pro Rata Declaration and Payment of Dividends. All dividends paid with respect to shares of the Class B Preferred Stock pursuant to this Section 1 shall be declared and paid pro rata to all the holders of the shares of Class B Preferred Stock outstanding as of the applicable record date.

     (e) Payment of Dividends with Additional Shares. Notwithstanding any other provision of this Section 1, in the sole discretion of the Corporation, any dividends accruing on the Class B Preferred Stock may be paid in lieu of cash dividends by the issuance on the applicable Dividend Payment Date, ratably among the holders of Class B Preferred, of that number of additional shares of Class B Preferred Stock (including fractional shares) ("Additional Shares") in an aggregate number equal to (i) the aggregate amount of the dividend to be paid divided by (ii) the Stated Value then existing as of such applicable Dividend Payment Date. If and when any Additional Shares are issued under this Section 1(e) for the payment of accrued dividends, such Additional Shares shall be deemed to be validly issued and outstanding and fully-paid and nonassessable.

     Section 2. Liquidation, Dissolution or Winding Up.

     (a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, any merger as a result of which the stockholders of the Corporation do not have a majority of the voting power of the stockholders of the surviving entity, or consolidation of the Corporation with another entity (whether or not the Corporation is the surviving entity) or the sale of substantially all of its assets (each such event, a "Liquidation"), except as provided in paragraph (b) of this Section 2, the holders of shares of Class B Preferred Stock then outstanding shall be entitled, ratably in proportion to the number of shares of Class B Preferred Stock held by such holders, to be paid out of the assets of the Corporation available for distribution to its stockholders before payment to the holders of Junior Stock by reason of their ownership thereof, an amount equal to $3,000.00 per share of Class B Preferred Stock (subject to appropriate adjustment for any Recapitalization Events) (the "Stated Value"), plus an amount equal to all accumulated and unpaid dividends on such share of Class B Preferred Stock since the Original Issue Date thereof as of such time of determination (collectively, the "Liquidation Price" per share). Upon such payment, the Class B Preferred Stock will be retired. Notwithstanding the foregoing, the Pensat Transaction (hereinafter defined) shall not be deemed a Liquidation for purposes of this
Section 2. "Pensat Transaction" shall mean the transactions contemplated by that certain letter of intent and term sheet between the Company and Pensat International Communications, Inc. ("Pensat"), dated July 26, 1999, including, but not limited to, the purchase by Pensat or affiliates thereof, or other parties, of Class C Preferred Stock for an aggregate purchase price of at least $20,000,000.

     (b) If upon any such Liquidation the remaining assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Class A Preferred Stock and Class B Preferred Stock the full amount to which they shall be entitled, then the entire assets of the Corporation shall be distributed among the holders of shares of Class A Preferred Stock and Class B Preferred Stock, ratably in proportion to the full amount to which such holders are entitled.

     (c) After the payment of all preferential amounts required to be paid to the holders of Class A Preferred Stock and Class B Preferred Stock, upon a Liquidation, the holders of shares of the Junior Stock then outstanding shall be entitled to receive the remaining assets and funds of the Corporation available for distribution to its shareholders.

     (d) In the event of a distribution pursuant to this Section 2, such distribution shall be paid in cash or in the event and to the extent that cash is not available for distribution, in securities or property. Whenever such distribution shall be in securities or property other than cash, the value of such securities or property other than cash shall be the fair market value of such securities or other property as determined by the Board of Directors in good faith.

     Section 3. Voting Rights.

     (a) Each holder of shares of Class B Preferred Stock shall be entitled to votes equal in the aggregate to the number of votes to which the number of whole shares of Common Stock into which such shares of Class B Preferred Stock held by such holder are convertible would be entitled (as adjusted from time to time pursuant to Section 4 hereof), at each meeting of the shareholders of the Corporation (and for purposes of written actions of shareholders in lieu of meetings) with respect to any and all matters presented to the shareholders of the Corporation for their action or consideration, and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation. Except as otherwise provided herein or required by law, holders of shares of Class B Preferred Stock shall vote with the holders of shares of Common Stock and any other class of stock of the Corporation entitled to vote and not as a separate class. Holders of shares of the Class B Preferred Stock shall have the right to vote as a class on all matters requiring their vote or approval under, and in the manner set forth in, the NRL and as provided herein, including voting on the director pursuant to paragraph (c) below. Except as otherwise provided herein, any class vote pursuant to this Section 3 or required by law shall be determined by the holders of a Supermajority of the shares of capital stock of such class voting as a class as of the applicable record date.

     (b) For so long as any shares of Class B Preferred Stock remain outstanding, the Corporation shall not amend, alter or repeal or otherwise change any provision of these Articles of Incorporation, as amended (whether by merger, consolidation or otherwise), the resolutions of its Board authorizing and designating the Class B Preferred Stock, or the preferences, special rights or other powers of the Class B Preferred Stock, in each case so as to affect adversely any of the rights, powers, preferences or privileges of the Class B Preferred Stock, without the written consent or affirmative vote of the holders of at least a Supermajority of the then outstanding shares of Class B Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, in person or by proxy; provided, however, that no amendment or modification to the Class B Preferred Stock shall be effective without the consent of Opportunity Capital Partners II, L.P. ("OCP II") and Opportunity Capital Partners III, L.P. ("OCP III"), if such amendment or modification would adversely affect the shares of Class B Preferred Stock held by OCP II and OCP III in a manner different from the effect of the amendment or modification on the shares of Class B Preferred Stock held by TSG Capital Fund III, L.P. For this purpose, without limiting the generality of the foregoing, amendments, alterations, repeals or other changes to any provision of these Articles of Incorporation, as amended (whether by merger, consolidation or otherwise), considered to affect adversely any of the rights, powers, preferences or privileges of the Class B Preferred Stock shall include, but are not limited to:
(i) the creation, authorization, issuance, or increase in the authorized amount of, any preferred stock (except for increases in the authorized amount of and issuance of shares of Class A Preferred Stock or Class B Preferred Stock solely for the purpose of paying dividends pursuant to Section 1(e) hereof) or any other class or series of any equity securities, or any warrants, options or other rights convertible or exchangeable into any class or series of any equity securities of the Corporation, having a preference or priority over or ranking pari passu with the Class B Preferred Stock as to the right to receive dividends or amounts distributable upon Liquidation of the Corporation; (ii) those that reduce the dividend rates on the Class B Preferred Stock or cancel accumulated and unpaid dividends; (iii) those that change the relative seniority rights of the holders of the Class B Preferred Stock as to the payment of dividends in relation to the holders of any other capital stock of the Corporation; or (iv) those that reduce the amount payable to the holders of the Class B Preferred Stock upon a Liquidation or change the seniority of the liquidation preferences of the holders of the Class B Preferred Stock relative to the rights upon a Liquidation of the holders of any other capital stock of the Corporation.

     (c) In addition to and distinct from the matters described in Sections 3(a) and 3(b) above, the holders of the Class B Preferred Stock shall have the right to designate one individual to be a member of the Board of Directors. The director duly designated to the Board of Directors in accordance with this
Section 3(c) shall be subject to removal only at the request of the holders of the Class B Preferred Stock and in accordance with Nevada Revised Statutes
78.335. If the holders of the Class B Preferred Stock for any reason fail to designate anyone to fill any such directorship, such position shall remain vacant until such time as the holders of the Class B Preferred Stock designate a director to fill such position and shall not be filled by resolution or vote of the Board of Directors or the Corporation's other shareholders.

     Section 4. Conversion at the Option of a Holder.

     The holders of the Class B Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

     (a) Right to Convert. From and after the amendment of the Articles of Incorporation of the Corporation to increase the authorized shares of Common Stock to at least 200,000,000 each share of Class B Preferred Stock shall be convertible at the option of the holder thereof, at any time, into such number of fully-paid and nonassessable shares of Common Stock as determined by dividing the Conversion Value (as defined) by the Conversion Price (as defined) then in effect (as appropriately adjusted in accordance with this
Section 4). No additional consideration shall be paid by a holder of Class B Preferred Stock upon exercise of its respective Conversion Rights pursuant to this paragraph (a).

          (i) Conversion Value. The "Conversion Value" for each share of Class B Preferred Stock shall be the Liquidation Price per share of Class B Preferred Stock.

          (ii) Conversion Price. The conversion price at which shares of Common Stock shall be deliverable upon conversion of Class B Preferred Stock without the payment of additional consideration by the holder thereof shall initially be $1.75 (the "Conversion Price"). Such initial Conversion Price (and therefore the corresponding rate at which shares of Class B Preferred Stock may be converted into shares of Common Stock), shall be subject to adjustment as provided in this Section 4.

     (b) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Class B Preferred Stock. In lieu of any fractional shares to which a holder of Class B Preferred Stock would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then effective Conversion Price.

     (c) Mechanics of Conversion.

          (i) In order for a holder of Class B Preferred Stock to convert shares of Class B Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Class B Preferred Stock at the office of the transfer agent for the Class B
     Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of Class B Preferred Stock represented by such certificate or certificates and stating therein the name or names in which the holder desires the certificate or certificates for shares of the Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his or its attorney duly authorized in writing. Each date of receipt of such certificates and notice by the transferring agent (or by the Corporation if the Corporation serves as its own transfer agent) shall be a conversion date (each, a "Conversion Date"). The Corporation shall, as soon as practicable after each Conversion Date and no later than two (2) days after the Conversion Date, (i) issue and deliver at such office to such holder of Class B Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid, together with cash in lieu of any fraction of a share in accordance with paragraph (b) above, or (ii) in lieu of delivering physical certificates representing the shares of Common Stock, provided the Corporation's transfer agent is participating in the Depositary Trust Issuer Fast Automated Securities Transfer ("FAST") program, upon request of the holder, the Corporation shall use its best efforts to cause its transfer agent to electronically transmit the shares of Common Stock issuable upon conversion of the Class B Preferred Stock to the holder by crediting the account of the holder's prime broker with Depositary Trust Company through its Deposit Withdrawal Agent Commission system. Such conversion shall be deemed to have been made immediately prior to the close of business on the applicable Conversion Date, and the person entitled to receive certificates of Common Stock on such date shall be regarded for all corporate purposes as the holder of the number of shares of Common Stock to which it is entitled upon the conversion on such Conversion Date.

          (ii) The Corporation shall, at all times when any of the Class B Preferred Stock shall remain outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Class B Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Class B Preferred Stock.

          (iii) All shares of Class B Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock and cash in lieu of fractional shares in exchange therefor. Any shares of Class B Preferred Stock so converted shall be retired and canceled and shall not be reissued, and the Corporation may from time to time take such appropriate action as may be necessary to reduce the authorized Class B Preferred Stock, accordingly.

     (d) Adjustments to Conversion Price for Diluting Issues.

          (i) Special Definitions. For purposes of this Section 4(d), the following definitions shall apply:

               (A) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities (as defined), excluding (1) options granted to employees, officers, directors or consultants of the Corporation or rights, warrants, or other convertible securities which, in each case, are outstanding as of the First Issue Date (as defined), (2) any warrants issued on the First Issue Date or in connection with or as a direct result of the issuance of the Class B Preferred Stock pursuant to the Securities Purchase Agreement dated as of September 7, 1999, by and among the Corporation, TSG, OCP II, and OCP III (the "Securities Purchase Agreement") or the Pensat Transaction, or (3) options granted to employees, officers, directors or consultants pursuant to stock option plans existing on the First Issue Date or adopted by the Board of Directors and approved by the Compensation Committee of the Board of Directors after the First Issue Date.

               (B) "First Issue Date" shall mean the first date on which shares of Class B Preferred Stock were first issued.

               (C) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, other than (1) securities excluded from the definition of "Option" in subparagraph
          (A) of this Section 4(d)(i), or (2) outstanding on the First Issue Date or issued under the Securities Purchase Agreement or the Pensat Transaction.

               (D) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to subparagraph (iii) below, deemed to be issued) by the Corporation after the First Issue Date, other than shares of Common Stock issued or issuable:

                    (1) upon the conversion of shares of Class A and B Preferred
               Stock outstanding;

                    (2) as a dividend or distribution on Class A and B Preferred
               Stock;

                    (3) by reason of a dividend,  stock split, split-up or other distribution on shares of the Class A and B Preferred Stock or Common Stock;

                    (4) upon the exercise of securities excluded from the definition of "Option" in subparagraph (A) of this Section 4(d)(i) and "Convertible Securities" under subparagraph (c) of this Section 4 (d) (i); or

                    (5) in connection  with an acquisition or other  transaction by the Corporation, in either case approved by the holders of at least a Supermajority of the then outstanding shares of the Class B Preferred Stock, unless the Corporation agrees to include such issuance in the definition of "Additional Shares of Common Stock" in connection with obtaining the approval of the holders of at least a Supermajority of the then outstanding shares of the Class B Preferred Stock to such acquisition or other transaction; or

                    (6) by reason of a dividend,  stock split, split-up or other distribution on shares of Common Stock excluded from the definition of "Additional Shares of Common Stock" by the foregoing clauses (1), (2), (3), (4) and (5) or this clause (6).

          (ii) No Adjustment of Conversion Price. No adjustment in the number of shares of Common Stock into which the Class B Preferred Stock is convertible shall be made, by adjustment in the Conversion Price thereof:
     (A) unless the consideration per share (determined pursuant to subparagraph
     (v) below) for an Additional Share of Common Stock issued or deemed to be issued pursuant to subparagraph (iii) below by the Corporation is less than the Conversion Price in effect immediately prior to, the issuance of such Additional Share of

     Common Stock, or (B) if prior to such issuance, the Corporation receives written notice from the holders of at least a Supermajority of the then outstanding shares of Class B Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance of such Additional Shares of Common Stock.

          (iii) Issue of Securities Deemed Issue of Additional Shares of Common Stock. If the Corporation at any time or from time to time after the First Issue Date shall issue any Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issuance, provided that Additional Shares of Common Stock shall not be deemed to have been issued unless the consideration per share (determined pursuant to subparagraph (v) below) of such Additional Shares of Common Stock would be less than the Conversion Price in effect immediately prior to such issuance, and provided further that in any such case in which Additional Shares of Common Stock are deemed to be issued:

               (A) No further adjustment in the Conversion Price shall be made upon the subsequent issuance of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

               (B) If such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Corporation, or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the conversion price computed upon the original issuance thereof, and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

               (C) No readjustment pursuant to clause (B) above shall have the effect of increasing the Conversion Price to an amount which exceeds the Conversion Price on the original adjustment date; and

               (D) In the event of any change in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any Option or Convertible Security, including, but not limited to, a change resulting from the anti-dilution provisions thereof, the Conversion Price then in effect shall forthwith be readjusted to such Conversion Price as would have obtained had the adjustment which was made upon the issuance of any such Option or Convertible Security which had not been exercised or converted prior to such change been made upon the basis of such change in the number of shares of Common Stock, but no further adjustment shall be made for the actual issuance of Common Stock upon the exercise or conversion of any such Option or Convertible Security.

               (E) Upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price computed upon the original issue date thereof, and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

                    (1) in the case of  Convertible  Securities  or Options  for
               Common Stock, the only Additional Shares of Common Stock issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Company upon such exercise; or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Company upon such conversion or exchange; and

                    (2) in the case of Options for Convertible Securities,  only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Company for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Company upon the issue of the Convertible Securities with respect to which such Options were actually exercised.

          (iv) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the First Issue Date issue Additional Shares of Common Stock (including
     Additional Shares of Common Stock deemed to be issued pursuant to subparagraph (iii) above, but excluding shares issued as a dividend or distribution as provided in paragraph (f) below or upon a stock split or combination as provided in paragraph (e) below), for a consideration per share (determined pursuant to subparagraph (v) below) less than the Conversion Price in effect immediately prior to such issuance, then and in each such case, such Conversion Price shall be reduced, concurrently with such issuance, to a Conversion Price equal to the price determined by dividing (a) the sum of (1) the product derived by multiplying the Conversion Price in effect immediately prior to such issuance by the number of shares of Common Stock outstanding immediately prior to such issuance (together with the number of shares of Common Stock then issuable upon conversion of the outstanding shares of Class B Preferred Stock and the conversion or exercise of any Convertible Securities or Options), plus (2) the aggregate consideration received by the Corporation (as determined pursuant to subparagraph (v) below) upon such issuance, by (b) the number of shares of Common Stock outstanding immediately after such issuance
     (together with the number of shares of Common Stock then issuable upon conversion of the outstanding shares of Class B Preferred Stock and the conversion or exercise of any Convertible Securities or Options).

          In the event the Corporation issues convertible preferred stock in connection with and as part of the Pensat Transaction, the Conversion Price shall be adjusted to be equal to the conversion price of the convertible preferred stock issued in connection with the Pensat Transaction on the date of issuance of such shares, but in no event higher than $2.16.

          No adjustment of the Conversion Price, however, shall be made in an amount less than $.01 per share, and any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which together with any adjustments so carried forward shall amount to $.01 per share or more. Any adjustments to the Conversion Price shall be rounded to the nearest $.01 per share.

          (v) Determination of Consideration. For purposes of this Section 4(d), the consideration received by the Corporation for the issuance of any Additional Shares of Common Stock shall be computed as follows:

               (A) Cash and Property. Such consideration shall:

                    (1) insofar as it consists of cash, be computed at the aggregate of cash received by the Corporation, excluding amounts paid or payable for accrued interest or accrued dividends;

                    (2) insofar as it consists of property  other than cash,  be computed at the fair market value thereof at the time of such issuance, as is reasonably determined in good faith by the Board of Directors; and

                    (3) in the  event  Additional  Shares  of  Common  Stock are issued together with other shares of securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as is reasonably determined in good faith by the Board of Directors.

               (B) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to subparagraph (iii) above, relating to Options and Convertible Securities, shall be determined by dividing:

                    (1) the total amount,  if any, received or receivable by the
               Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

                    (2) the  maximum  number of  shares of Common  Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

     (e) Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the First Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price then in effect immediately before that subdivision shall be proportionately decreased. If the Corporation shall at any time or from time to time after the First Issue Date combine the outstanding shares of Common Stock, the Conversion Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

     (f) Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time, or from time to time after the First Issue Date, shall make or issue a dividend or other distribution payable in additional shares of Common Stock, then and in each such event the Conversion Price then in effect shall be decreased as of the time of such issuance, by multiplying the Conversion Price then in effect by a fraction:

          (A) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

          (B) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions.

     (g) Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the First Issue Date shall make or issue a dividend or other distribution payable in securities of the Corporation other than shares of Common Stock, then and in each such event provision shall be made so that the holders of the Class B Preferred Stock shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Corporation that they would have received had their Class B Preferred Stock been converted into Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period giving application to all adjustments called for during such period under this paragraph with respect to the rights of the holders of the Class B Preferred Stock.

     (h) Adjustment for Reclassification, Exchange, or Substitution. If the Common Stock issuable upon the conversion of the Class B Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets provided for below), then and in each such event the holder of each such share of Class B Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Class B Preferred Stock might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

     (i) Adjustment for Merger or Reorganization. In case of any consolidation or merger of the Corporation with or into another corporation, each share of Class B Preferred Stock shall thereafter be convertible into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such Class B Preferred Stock would have been entitled if it had converted its shares immediately prior to such consolidation or merger; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 set forth with respect to the rights and interest thereafter of the holders of the Class B Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be practicable, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Class B Preferred Stock.

     (j) No Impairment. The Corporation will not, by amendment of these Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this
Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Class B Preferred Stock.

     (k) Notice of Record Date. In the event:

          (i) that the Corporation shall propose to declare a dividend (or any other distribution) on its Common Stock, whether payable in cash, property, Common Stock or other securities of the Corporation, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

          (ii) that the Corporation shall propose to subdivide or combine its outstanding shares of Common Stock;

          (iii) that the Corporation shall propose to effect any reclassification or recapitalization of the Common Stock of the Corporation outstanding (other than a subdivision or combination of its outstanding shares of Common Stock or a stock dividend or stock distribution thereon), or any consolidation or merger of the Corporation into or with another corporation; or

          (iv) that the Corporation shall propose to effect the Liquidation of the Corporation;

     then in connection with each such event, the Corporation shall cause to be filed at its principal office or at the office of the transfer agent of the Class B Preferred Stock and shall cause to be mailed to each of the holders of the Class B Preferred Stock at their last addresses as shown on the records of the Corporation or such transfer agent, at least ten (10) days prior to the record date specified in (A) below or at least twenty (20) days before the date specified in (B) below, a notice stating:

               (A) the record date of such dividend, distribution, subdivision or combination, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined, or

               (B) the date on which such reclassification, consolidation, merger, or Liquidation is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, or Liquidation.

     (l) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Class B Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The

Corporation shall, upon the written request at any time of any holder of Class B Preferred Stock furnish or cause to be furnished to such holder a similar certificate setting forth (i) such adjustments and readjustments; (ii) the Conversion Price then in effect; and (iii) the number of shares of Common Stock and the amount, if any, of other property which then would be received upon the conversion of Class B Preferred Stock.

     (m) Stock to be Reserved. The Corporation will at all times after the amendment of the Articles of Incorporation increasing the number of authorized shares of Common Stock to at least 200,000,000, reserve and keep available out of its authorized Common Stock, solely for the purpose of issuance upon the conversion of Class B Preferred Stock as herein provided, such number of shares of Common Stock as shall then be issuable upon the conversion of all outstanding shares of Class B Preferred Stock. The Corporation covenants that all shares of Common Stock which shall be so issued shall be duly and validly issued and fully-paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof, and, without limiting the generality of the foregoing, the Corporation covenants that it will from time to time take all such action as may be requisite to assure that the par value per share of the Common Stock is at all times equal to or less than the Conversion Price in effect at the time. The Corporation will take all such action as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or regulation, or of any requirement of any national securities exchange or market upon which the Common Stock may be listed. The Corporation will not take any action which results in any adjustment of the Conversion Price if the total number of shares of Common Stock issued and issuable after such action upon conversion of the Class B Preferred Stock would exceed the total number of shares of Common Stock then authorized by these Articles of Incorporation, as amended.

     (n) Issue Tax. The issuance of certificates for shares of Common Stock upon conversion of the Class B Preferred Stock, shall be made without charge to the holders thereof for any issuance tax in respect thereof, provided that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of the Class B Preferred Stock which is being converted.

     Section 5. Mandatory Conversion.

     (a) The Corporation may require the conversion of all of the outstanding Class B Preferred Stock (i) in conjunction with a Qualified Offering (as defined) or (ii) at any time after the first year anniversary of the First Issue Date if: (1) the Common Stock shall have been listed for trading on the New York Stock Exchange, the Nasdaq National Market System or the American Stock Exchange (each, an "Exchange"); (2) the Common Stock shall have traded on such Exchange for a period of at least 20 consecutive trading days at a price per share of at least $5.00 (subject to appropriate adjustment for Recapitalization Events); and
(3) the average daily trading volume of the Common Stock during such 20 consecutive trading day period shall be at least $1,000,000; provided, that, the shares of Common Stock issuable upon such conversion shall have been Registered (as defined) and listed on each securities exchange, over-the-counter market or on the Nasdaq National Market on which similar securities issued by the Corporation are then listed. "Registered" shall refer to a registration effected by preparing and filing with the Securities and Exchange Commission (the "Commission") a registration statement in compliance with the Securities Act of 1933, as amended, and the declaration or ordering by the Commission of the effectiveness of such registration statement. A mandatory conversion pursuant to a Qualified Offering shall only be effected at the time of and subject to the closing of the Qualified Offering and upon written notice of such mandatory conversion delivered to all holders of Class B Preferred Stock at least seven (7) days prior to such closing. The Corporation shall deliver written notice of a mandatory conversion pursuant to clause (ii) of this paragraph (a) to all holders of Class B Preferred Stock at least seven (7) days prior to such conversion. For purposes of this paragraph
(a), the term "Qualified Offering" shall mean the sale by the Corporation of its Common Stock or other equity interests in a firm commitment underwritten public offering at a purchase price per share in excess of $4.00 per share (subject to appropriate adjustment for Recapitalization Events) yielding net aggregate proceeds to the Corporation in excess of $30,000,000, other than any offering of Common Stock deemed to occur pursuant to the Pensat Transaction.

     (b) On the date fixed for conversion, all rights with respect to the Class B Preferred Stock so converted will terminate upon conversion. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his or its attorney duly authorized in writing. As soon as practicable after the date of such conversion and the surrender of the certificate or certificates for Class B Preferred Stock, the Corporation shall cause to be issued and delivered to such holder, or on his or its written order, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and cash as provided in Section 4(c) in respect of any fraction of a share of Common Stock otherwise issuable upon such conversion.

     (c) All certificates evidencing shares of Class B Preferred Stock which are required to be surrendered for conversion in accordance with the provisions hereof shall, from and after the date such certificates are so required to be surrendered, be deemed to have been retired and canceled and the shares of Class B Preferred Stock represented thereby converted into Common Stock for all purposes as of the date of conversion set forth in paragraph (a) above, notwithstanding the failure of the holder or holders thereof to surrender such certificates.

     Section 6. Mandatory Exchange.

     (a) The Corporation shall be required to exchange all of the shares of Class B Preferred Stock for shares of Common Stock on the twelfth anniversary of the First Issue Date for shares of Class B Preferred Stock; provided, that, the shares of Class B Preferred Stock so issued shall have been Registered and listed on each securities exchange, over-the-counter market or on the Nasdaq National Market on which similar securities issued by the Corporation are then listed.

     (b) The exchange price shall be paid by the Corporation in shares of Common Stock and shall be in an amount equal to the Liquidation Price, as defined in
Section 2 (a) of this Certificate (the "Exchange Price"). The number of shares of Common Stock to be issued shall be determined by dividing (i) the Exchange Price by (ii) the average trading price per share of Common Stock for the 20 consecutive trading days immediately prior to the date fixed for redemption discounted by five percent (5%).

     (c) The Corporation shall provide each holder of Class B Preferred Stock with a written notice of exchange (addressed to the holder at its address as it appears on the stock transfer books of the Corporation), not earlier than sixty
(60) nor later than twenty (20) days before the date fixed for exchange. The notice of exchange shall specify (i) the class of shares to be exchanged; (ii) the date fixed for exchange; (iii) the Exchange Price; and (iv) the place the holders of Class B Preferred Stock may obtain payment of the Exchange Price upon surrender of their certificates. If shares of Common Stock are available on the date fixed for exchange, then whether or not shares are surrendered for payment of the Exchange Price, the shares shall no longer be outstanding and the holders thereof shall cease to be shareholders of the Corporation with respect to the shares exchanged on and after the date fixed for exchange and shall be entitled to receive the Exchange Price without interest upon the surrender of the share certificate.

     Section 7. Preemptive Rights.

     (a) Each holder of the Class B Preferred Stock shall be entitled to a preemptive right to purchase its pro rata share of all or any part of any New Securities (as defined) which the Corporation may, from time to time, sell and issue. Such holder's pro rata share, for purposes of this preemptive right, is the ratio that the number of whole shares of Common Stock into which the shares of Class B Preferred Stock held by such holder (including any Additional Shares) are convertible plus the number of shares of Common Stock then held by the holder as a result of the conversion of Class B Preferred Stock together with the number of shares such Holder is entitled to purchase pursuant to Warrants bears to the total number of shares of Common Stock of the Corporation on a fully-diluted basis.

     (b) Except as set forth in the next sentence, "New Securities" shall mean any shares of capital stock of the Corporation, including Common Stock, whether now authorized or not, and rights, options or warrants to purchase said shares of capital stock, and securities of any type whatsoever that are, or may become, convertible into said shares of capital stock. Notwithstanding the foregoing, "New Securities" does not include (i) securities offered to the public generally pursuant to a registration statement filed with the Commission and declared effective under the Securities Act, (ii) securities issued in connection with the acquisition of another entity by the Corporation by merger, purchase of substantially all of the assets or other reorganization or in a transaction governed by Rule 145 under the Exchange Act, (iii) options exercisable for Common Stock issued to employees, officers, directors or consultants of the Company outstanding as of the First Issue Date or options issued to employees, officers, directors or consultants of the Corporation pursuant to the Employment Plan, the Executive Plan or the Director Plan or a stock option plan adopted by the Board of Directors and approved by a Supermajority the holders of Class B Preferred Stock after the First Issue Date, (iv) shares of Common Stock issued on conversion of outstanding Class B Preferred Stock; (v) shares of Common Stock issued upon exercise of rights, convertible securities or warrants (A) outstanding as of the First Issue Date or (B) issued in connection with the sale of Class B Preferred Stock under the Securities Purchase Agreement, (vi) stock issued pursuant to any rights or agreements, including without limitation convertible securities, options and warrants, provided, that, the preemptive rights established by this Section 7 shall apply with respect to the initial sale or grant by the Corporation of interests in its capital stock pursuant to such rights or agreements, or (vii) stock issued in connection with any stock split, stock dividend or recapitalization by the Corporation.

     (c) In the event the Corporation proposes to undertake an issuance of New Securities, it shall give the holders of the Class B Preferred Stock written notice of its intention, describing the type of New Securities, and the price and terms upon which the Corporation proposes to issue the same. Each holder of Class B Preferred Stock shall have ten (10) days from the date of receipt of any such notice to agree to purchase up to its respective pro rata share of such New Securities for the price and upon the terms specified in the notice by giving written notice to the Corporation and stating therein the quantity of New Securities to be purchased.

     (d) In the event a holder fails to exercise such preemptive right within said forty-day period (each such holder a "Non-Electing Holder"), the Corporation shall give the holders that have elected to exercise such preemptive right within said forty-day period (each such holder an "Electing Holder") written notice of each Non-Electing Holder's failure to exercise its preemptive right to purchase its pro rata share of the New Securities (such securities, the "Additional New Securities"). Each Electing Holder shall have ten (10) days from the date of receipt of any such notice to elect to purchase up to its pro rata share of the Additional New Securities by giving written notice to the Corporation and stating therein the quantity of such New Securities to be purchased.

     (e) In the event any Electing Holder fails to exercise its preemptive right pursuant to paragraph (d) above within said thirty-day period, the Corporation shall have ninety (90) days thereafter to sell or enter into an agreement (pursuant to which the sale of Additional New Securities covered thereby shall be closed, if at all, within sixty (60) days from the date of said agreement) to sell the Additional New Securities not elected to be purchased by Electing Holders at the price and upon the terms no more favorable to the purchasers of such securities than specified in the Corporation notice. In the event the Corporation has not sold the Additional New Securities or entered into an agreement to sell the Additional New Securities within said ninety-day period (or sold and issued Additional New Securities in accordance with the foregoing within sixty (60) days from the date of said agreement), the Corporation shall not thereafter issue or sell any of such Additional New Securities, without first offering such securities in the manner provided above.

     (f) In the event no holders exercise their respective preemptive right pursuant to paragraph (c) above within said thirty-day period, the Corporation shall have ninety (90) days thereafter to sell or enter into an agreement (pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within sixty (60) days from the date of said agreement) to sell the New Securities not elected to be purchased by holders of the Class B Preferred Stock at the price and upon the terms no more favorable to the purchasers of such securities than specified in the Corporation's notice. In the event the Corporation has not sold the New Securities or entered into an agreement to sell the New Securities within said ninety-day period (or sold and issued New Securities in accordance with the foregoing within sixty (60) days from the date of said agreement), the Corporation shall not thereafter issue or sell any of such New Securities, without first offering such securities in the manner provided above.

     Section 8. Events of Noncompliance.

     (a) Definition. An Event of Noncompliance shall have occurred if:

          (i) the Corporation fails to pay on any Dividend Payment Date the full amount of dividends then accrued on the Class B Preferred Stock, whether or not such payments are legally permissible or are prohibited by any agreement to which the Corporation is subject;

          (ii) the Corporation fails to exchange the Class B Preferred Stock as required hereunder, whether or not such redemption is legally permissible or is prohibited by any agreement to which the Corporation is subject;

          (iii) subject to subparagraph (iv) below, the Corporation breaches any provision of that certain Registration Rights Agreement dated as of September 7, 1999, by and among Pointe Communications Corporation, TSG, OCP II, and OCP III (the "Registration Rights Agreement") and fails to cure such breach within 45 days of notice thereof (in which case, the Event of Noncompliance shall be deemed to have occurred on the original date of such breach); or

          (iv) the Corporation breaches Section 2.1(a) of the Registration Rights Agreement.

     (b) Consequences of Events of Noncompliance.

          (i) If an Event of Noncompliance has occurred, (1) the dividend rate on the Class A Preferred Stock set forth in Section 1(a) shall be deemed to increase immediately by an increment of twelve (12) percentage points and
     (2) all dividends on the Class B Preferred Stock thereafter shall be paid by the issuance of Additional Shares as set forth in Section 1(e). Any increase of the dividend rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date on which no Event of Noncompliance exists.

          (ii) If any Event of Noncompliance of the type described in subparagraph 8(a)(i) has occurred, for each such occurrence of the failure to pay on any Dividend Payment Date the full amount of dividends then accrued on the Class B Preferred, whether or not such payments are legally permissible or are prohibited by any agreement to which the Corporation is subject, the Conversion Price shall be reduced immediately by fifty percent (50%) from the Conversion Price in effect immediately prior to such adjustment. In no event shall any Conversion Price adjustment be rescinded.

          (iii) If any Event of Noncompliance exists, each holder of Class B Preferred Stock shall also have any other rights which such holder is entitled to under the Securities Purchase Agreement or any other contract or agreement with such holder at any time and any other rights which such holder may have pursuant to applicable law.

     The foregoing was duly adopted by the Board of Directors as of September 7, 1999, pursuant to the provisions of the General Corporation Law of the Nevada Revised Statutes.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be signed by the undersigned as of September __, 1999.

                                        POINTE COMMUNICATIONS CORPORATION


                                        By:______________________________
                                        Name:  Patrick E. Delaney
                                        Title: Executive Vice President

                                        By:______________________________
                                        Name:  Charles M. Cushing, Jr.
                                        Title: Secretary

                                 ACKNOWLEDGMENT

State of ________________)
                         )  ss:
County of _______________)

     On this ___ day of September, 1999, before me, the undersigned Notary Public, duly commissioned and sworn, personally appeared Patrick E. Delaney, personally known to me (or proved to me on the basis of satisfactory evidence) to be the Executive Vice President of the entity that executed the within instrument, and known to me to be the person who executed the within instrument on behalf of the entity therein named, and acknowledged to me that such entity duly executed the same.

     IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate above written.


                                        ________________________________________
                                        (Notary Public in and for the aforesaid
                                        County and State)

[SEAL]                                  My Commission Expires on:


                                        ________________________________________

                                WARRANT AGREEMENT


     THIS WARRANT AGREEMENT (this "Agreement"), dated as of September ___, 1999, by and among POINTE COMMUNICATIONS CORPORATION, a Nevada corporation (the "Company"), TSG CAPITAL FUND III, L.P., a Delaware limited partnership and its Affiliates ("TSG"), Opportunity Capital Partners II, L.P. ("OCP II") and Opportunity Capital Partners III, L.P. ("OCP III") (collectively TSG, OCP II and OCP III shall be referred to as "Investors").

                                R E C I T A L S:

     WHEREAS, concurrently with the execution and delivery of this Agreement, the Company is issuing shares of Class B Convertible Senior Preferred Stock and Warrants of the Company in the amount and for the aggregate purchase price as set forth on Schedule 1 attached hereto (being referred to herein as the "Warrants"), such Warrants initially entitling the holders thereof to purchase 9,000,000 shares of common stock of the Company, par value $0.00001 per share (the "Common Stock"), subject to adjustment as hereinafter provided and as provided in the Securities Purchase Agreement (as defined herein) (the Common Stock and, pursuant to Article 7 hereof, such other securities as may be issuable upon exercise of the Warrants being referred to herein as the "Warrant Shares"); and

     WHEREAS, the Company wishes to define the terms and provisions of the Warrants and the respective rights and obligations thereunder of the Company and the holders of the Warrants (the "Warrantholders");

     NOW, THEREFORE, in consideration of the foregoing recitals and the mutual agreements herein set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE 1

                                   DEFINITIONS
         SECTION 1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings specified below:

     "Amended Articles" means the Amended Articles of Incorporation of the Company as amended to include the Certificate of Designations setting forth the rights, preferences and privileges of the Class B Preferred Stock (as defined).

     "Board of Directors" means the Board of Directors of the Company.

     "Business Day" means any day other than Saturday, Sunday or any other day on which banking institutions in the City of New York, New York are permitted or required to close.

     "Class B Preferred Stock" means the Class B Convertible Senior Preferred Stock, par value $0.01 per share, of the Company issued to the Investors.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "GAAP" means United States generally accepted accounting principles set forth in opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, in each case as the same are applicable to the circumstances as of the date of the determination.

     "Pensat Transaction" shall mean the transactions contemplated by that certain letter of intent and term sheet between the Company and Pensat International Communications, Inc. ("Pensat"), dated July 26, 1999, including, but not limited to, the purchase by Pensat or affiliates thereof, or other parties, of Class C Preferred Sock for an aggregate purchase price of at least $20,000,000.

     "Person"  means  an  individual,  partnership,   corporation  (including  a
business  trust),  limited  liability  company,  joint  stock  company,   trust,
unincorporated association, joint venture or other entity.

     "SEC" means the Securities and Exchange Commission or any successor thereto.

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "Securities Purchase Agreement" means that certain Securities Purchase Agreement by and among the Company and the Investors dated as of September 1, 1999.

                                    ARTICLE 2

              ISSUANCE, FORM AND EXECUTION OF WARRANT CERTIFICATES

     SECTION 2.1 Issuance of Warrants. The Warrants shall be originally issued by the Company in connection with the issuance of Class B Preferred Stock pursuant to the Securities Purchase Agreement. The Warrants shall be evidenced by Warrant Certificates (as defined herein), and each Warrant Certificate shall represent the right, subject to the provisions contained herein and therein, to purchase from the Company (and the Company shall issue and sell to the registered holder of such Warrants) the number of shares of Common Stock (as may be adjusted pursuant to Article 7 hereof) issuable to such Warrantholder upon exercise of such Warrants, at the price specified herein and therein.

     SECTION 2.2 Form of Warrant Certificates. The certificates evidencing the Warrants (the "Warrant Certificates") shall be in registered form only and shall be substantially in the form set forth in Exhibit A attached hereto, shall be dated the date on which signed by the Company and may have such letters, numbers or other marks of identification or designation printed, lithographed, engraved or otherwise affixed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement or the Securities Purchase Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto.

     SECTION 2.3 Execution of Warrant Certificates. Warrant Certificates shall be executed on behalf of the Company by the president, any vice president or the treasurer of the Company and signed by the secretary or any assistant secretary of the Company and have affixed thereon the seal of the Company. Each such signature and seal may be manual or facsimile.

     In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer before countersignature and delivery by the Company, such Warrant Certificates, nevertheless, may be countersigned, issued and delivered with the same force and effect as though such person had not ceased to be such officer; and any Warrant Certificate may be signed on behalf of the Company by any person who, at the actual date of the execution of such Warrant Certificate, shall be a proper officer of the Company to sign such Warrant Certificate, although at the date of the execution of this Agreement such person was not such an officer of the Company. Upon countersignature on behalf of the Company and delivery, the Warrant Certificate shall be valid and binding upon the Company, and the Warrantholder thereof shall be entitled to all of the benefits of this Agreement.

                                    ARTICLE 3

                                  REGISTRATION

     SECTION 3.1 Registration. The Company shall number and register the Warrant Certificates in a register (the "Warrant Register") maintained at 2839 Paces Ferry Road, Suite 500, Atlanta, Georgia 30339 (the "Office") as they are issued by the Company (or such other location as the Company may establish after giving notice thereof to the Warrantholders). The Company shall keep copies of this Agreement available for inspection by the Warrantholders during normal business hours at the Office.

                                    ARTICLE 4

            TRANSFER, EXCHANGE OR REPLACEMENT OF WARRANT CERTIFICATES

     SECTION 4.1 Registration of Transfers. The Company shall from time to time register the transfer of any outstanding Warrant Certificate on the Warrant Register maintained at the Office, upon surrender thereof accompanied by a written instrument or instruments of transfer in form reasonably satisfactory to the Company, duly endorsed by the registered holderthereof or by such Warrantholder's appointed legal representative or attorney-in-fact, or accompanied by proper evidence of succession, assignment or authority to transfer. In all cases of transfer by an attorney, the original power of attorney, duly approved, or an official copy thereof, duly certified, shall be deposited and remain with the Company. Upon any such registration or transfer in such name or names as may be directed in writing by the Warrantholder, the Company shall execute and deliver (or cause to be delivered) a new Warrant Certificate(s) without charge to such Warrantholder, or to the Person or Persons entitled to receive the same, and the surrendered Warrant Certificate shall be canceled by the Company.

     SECTION 4.2 Exchanges of Warrant Certificates. Each Warrant Certificate may be exchanged at the option of the Warrantholder without charge to such Warrantholder when surrendered to the Company at the Office properly endorsed in the manner described in Section 4.1 hereof for another Warrant Certificate(s) of like tenor and representing in the aggregate a like number of shares of Common Stock, as may be adjusted pursuant to Article 7 hereof. Thereupon, the Company shall execute and deliver to the Person(s) entitled thereto a new Warrant Certificate(s) as so requested. Warrant Certificates surrendered for exchange shall be canceled by the Company.

     SECTION 4.3 Mutilated or Missing Warrant Certificates. In the event that any Warrant Certificate shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver in exchange and substitution for and upon cancellation of the mutilated Warrant Certificate, or in lieu of and substitution for the Warrant Certificate lost, stolen or destroyed, a new Warrant Certificate of like tenor and representing Warrants for a like amount of Warrant Shares, but only, in case of a lost, stolen or destroyed Warrant Certificate, upon receipt of evidence satisfactory to the Company of such loss, theft or destruction and, upon the Company's request, evidence of indemnity and bond satisfactory to the Company and the absence of actual notice to the Company that such Warrant Certificate has been acquired by a bona fide purchaser or holder in due course. Every substitute Warrant Certificate executed and delivered pursuant to this Section 4.3 in lieu of any lost, stolen or destroyed warrant Certificate shall constitute an additional contractual obligation of the Company, whether or not the lost, stolen or destroyed Warrant Certificate shall be at any time enforceable by anyone, and shall be entitled to the benefits of (but shall be subject to all the limitations of rights set forth in) this Agreement equally and proportionately with any and all other Warrant Certificates duly executed and delivered hereunder. The provisions of this
Section 4.3 are exclusive with respect to the replacement of mutilated, lost, stolen or destroyed Warrant Certificates.

                                    ARTICLE 5

              EXERCISE OF WARRANTS; EXERCISE PRICE; EXERCISE PERIOD

     SECTION 5.1 Exercise of Warrants. Subject to the provisions of this Agreement, each Warrantholder shall have the right to purchase from the Company the number of shares of Common Stock that the Warrantholder may at the time be entitled to purchase on exercise of the Warrants and payment of the Exercise Price (as defined below) for such Warrant Shares.

     SECTION 5.2 Mechanics of Exercise.

     (a) Subject to the provisions of this Agreement, Warrants may be exercised by the Warrantholder in whole or in part upon surrender at the Office to the Company of the Warrant Certificate(s) evidencing the Warrants, together with the form of election to purchase (the "Election to Purchase"), in the form set forth as Exhibit B hereto or in the form set forth as Exhibit C hereto (in the case of a Warrant Exchange (as defined)), duly completed and signed by such warrantholder or by such Warrantholder's appointed legal representative or attorney-in-fact and upon payment in full of the Exercise Price for each Warrant exercised (except in the case of a Warrant Exchange). Payment of the aggregate Exercise Price shall be made by certified or official bank check payable to the order of the Company.

     (b) Upon due exercise of the Warrants and surrender of the Warrant Certificate, duly completed and signed, and payment of' the Exercise Price as aforesaid, the Company shall cause to be issued to or upon the written order of the Warrantholder and in such name or names as the Warrantholder may designate in the Election to Purchase, the Warrant Shares so purchased. In lieu of delivering physical certificates representing the Warrant Shares, provided the Company's transfer agent is participating in the Depositary Trust Issuer Fast Automated Securities Transfer ("FAST") program, upon request of the Warrantholder, the Company shall use its best efforts to cause its transfer agent to electronically transmit the Warrant Shares issuable upon exercise of the Warrants to the holder by crediting the account of the Warrantholder's prime broker with Depositary Trust Company through its Deposit Withdrawal Agent Commission system (an "Electronic Transfer"). If all of the items referred to in the first sentence of the preceding paragraph are received by the Company at or prior to 1:00 p.m., Nevada time, on a Business Day, the exercise of the Warrants to which such items relate will be effective on such Business Day. If all of such items are received after 1:00 p.m., Nevada time, on a Business Day, the exercise of the Warrants to which such items relate will be effective on the next Business Day.

     (c) The number and kind of Warrant Shares for which Warrants may be exercised shall be subject to adjustment from time to time as set forth in
Article 7 hereof.

     (d) The Warrants shall be exercisable as provided herein at the election of the Warrantholder in whole or in part. In the event that the holder of a Warrant Certificate shall exercise Warrants with respect to fewer than all the Warrant Shares evidenced thereby, a new Warrant Certificate(s) evidencing the remaining unexercised Warrant Shares shall be issued to such Warrantholder, and the Company is hereby irrevocably authorized to execute and deliver the required new Warrant Certificate(s) pursuant to provisions of Article 2 and Article 3 of this Agreement.

     (e) All Warrant Certificates surrendered upon exercise of Warrants shall be canceled and disposed of by the Company.

     SECTION 5.3 Exercise Price.

     (a) The price at which each of the Warrants shall be exercisable in exchange for Warrant Shares shall be $1.89 per Warrant Share (as such price may be adjusted pursuant to Article 7 hereof) (being referred to herein as the "Exercise Price").

     (b) Notwithstanding Section 5.3(a), if the Pensat Transaction is consumated and the Conversion Price of the Class B Preferred Stock is adjusted as a consequence of the Pensat Transaction in accordance with the terms of the second paragraph of Section 4 (d) (iv) of the Certificate of Designations of Pointe Communications Corporation, the Exercise Price of the Warrants shall automatically be adjusted to be equal to one hundred eight percent (108%) of the adjusted Conversion Price of the Class B Preferred Stock as of the date of the adjustment to such Conversion Price.

     SECTION 5.4 Exercise Period. The right to exercise the Warrants shall terminate on the date which is the fifth anniversary of the date of issuance of the Warrants (the "Expiration Date"). A Warrantholder may exercise any Warrant from the date of issuance up to and including the Expiration Date. The Company shall record the Expiration Date of each Warrant in the Warrant Register.

     SECTION 5.5 Cashless Exercise.

     (a) At any time prior to the Expiration Date of any Warrants, the Warrantholder may, at its option, exchange such Warrants, in whole or in part (a "Warrant Exchange"), into the number of fully paid and non-assessable Warrant Shares determined in accordance with this Section 5.5, by surrendering the Warrant Certificate relating to such Warrants at the Office, accompanied by a notice stating such Warrantholder's intent to effect such cashless exchange, the number of Warrant Shares to be issued upon such Warrant Exchange and the date on which the Warrantholder requests that such cashless Warrant Exchange occur (the "Notice of Exchange"). The cashless Warrant Exchange shall take place on the date specified in the Notice of Exchange, or, if later, the date the Notice of Exchange is received by the Company (the "Exchange Date"). Certificates for the Warrant Shares issuable upon such cashless Warrant Exchange and, if applicable, a new Warrant Certificate of like tenor evidencing the balance of the Warrant Shares remaining subject to the Warrantholder's Warrant Certificate, shall be issued as of the Exchange Date and delivered to the Warrantholder within three Business Days following the Exchange Date, or by Electronic Transfer. In connection with any cashless Warrant Exchange, the Warrantholder's Warrant Certificate shall represent the right to subscribe for and acquire the number of Warrant Shares (rounded to the next highest integer) equal to (A) the number of Warrant Shares specified by the Warrantholder in its Notice of Exchange (the "Total Share Number") less (B) the number of Warrant Shares equal to the quotient obtained by dividing (i) the product of the Total Share Number and the existing

Exercise Price per Warrant Share by (ii) the Market Price (as hereafter defined) of a share of Common Stock.

     (b) As used in this Section 5.5, the phrase "Market Price" at any date shall be deemed to be the last reported sale price, or, in case no such reported sale takes place on such day, the average of the last reported sale prices for the last three trading days, in either case as officially reported by the principal securities exchange on which the Common Stock is listed or admitted to trading or by the Nasdaq Stock Market National Market ("Nasdaq"), or, if the Common Stock is not listed or admitted to trading on any national securities exchange or quoted by Nasdaq, the average closing bid price as furnished by the National Association of Securities Dealers, Inc. ("NASD") through Nasdaq or similar organization if Nasdaq is no longer reporting such information, or if the Common Stock is not quoted on Nasdaq, any exchange or similar organization, as determined in good faith by resolution of the Board of Directors of the Company, based on the best information available to it for the two days immediately preceding such issuance or sale and the day of such issuance or sale.

     SECTION 5.6 Mandatory Exercise.

     (a) In the event the closing bid price of the Common Stock for twenty (20) consecutive trading days is equal to at least $5.00 per share (as appropriately adjusted for stock splits, stock dividends, combinations, recapitalizations, reclassifications, mergers, consolidations and other similar events), the Company shall have the right to cause the exercise of the Warrants at any time thereafter by the Warrantholders by giving written notice to each Warrantholder of such election (a "Mandatory Exercise Election Notice"); provided that the Warrant Shares issuable upon such exercise shall have been Registered (as defined) and listed on each securities exchange, over-the-counter market or on the Nasdaq National Market on which similar Securities issued by the Company are then listed. "Registered" refers to a registration effected by preparing and filing with the SEC, a registration statement in compliance with the Securities Act, as amended, and the declaration or ordering by the Commission of the effectiveness of such registration statement.

     (b) Upon receipt of a Mandatory Exercise Election Notice, each Warrantholder shall have the right to exercise its Warrants on the terms and conditions herein (including Section 5.5); provided, however, that the Expiration Date with respect to such Warrants shall be deemed to be the date that is fifteen (15) Business Days immediately after the date of the Mandatory Exercise Election Notice.

                                    ARTICLE 6

                          RESERVATION OF WARRANT SHARES

     SECTION 6.1 Reservation. Subject to the terms of Sections 6.6 and 8 of the Securities Purchase Agreement, the Company shall at all times keep reserved, free from preemptive rights, out of its authorized Common Stock, or other securities of the Company issuable upon the exercise of the Warrants, a number of shares of Common Stock, or such other securities, sufficient to provide for the exercise of' the right of purchase represented by all outstanding and unexpired Warrants.

     SECTION 6.2 Covenant. The Company covenants that any Warrant Shares will, upon issuance, be (i) validly issued and upon payment of the exercise price therefor, fully paid and free from all taxes payable by the Company, liens, charges and security interests (except any liens, charges or security interests created or suffered to be created by any of the Warrantholders), and will not be subject to any restrictions on voting or transfer thereof that are created by the Company, except for such restrictions on transfer under the Securities Act or applicable state securities laws; and (ii) Registered and listed on each securities exchange, over-the-counter market or on the Nasdaq National Market on which similar securities issued by the Company are then listed.

                                    ARTICLE 7

                 ADJUSTMENTS AFFECTING THE EXERCISE OF WARRANTS

     SECTION 7.1 Special Definitions. For purposes of this Article 7, the following definitions shall apply:

     (a) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 7.2 below, deemed to be issued) by the Company after the Original Issue Date, other than shares of Common Stock issued or issuable:

          (i) upon conversion of shares of the Company's Class A and B Preferred Stock outstanding on the Original Issue Date;

          (ii) upon the exercise of warrants outstanding on the Original Issue Date or issued under the Securities Purchase Agreement;

          (iii) as a dividend or distribution on the Company's Class A and B Preferred Stock or such Warrants;

          (iv) in connection with an acquisition or other transaction by the Company (including the Pensat Transaction), in either case approved by the Investors, unless the Company agrees to include such issuance in the definition of Additional Shares of Common Stock in connection with obtaining the approval of the Investors to such acquisition or other transaction;

          (v)  by  reason  of  a  dividend,   stock  split,  split-up  or  other
     distribution on shares of Common Stock excluded from the definition of Additional Shares of Common Stock by the foregoing clauses (i), (ii),
     (iii), and (iv) or this clause (v);

          (vi) upon the exercise of options excluded from the definition of "Option" in Section 7.1(c).

     (b) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities other than options excluded from the definition of "Option" in Section 7.1(c) directly or indirectly convertible into or exchangeable for Common Stock.

     (c) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities, excluding
(i) options granted to employees, officers, directors or issued to consultants of the Company or rights, convertible securities or warrants which, in each such case, are outstanding as of the date of this Agreement, (ii) any Warrants outstanding on the Original Issue Date or issued under this Agreement or as a direct result of the issuance of Class A or B Preferred Stock, (iii) options granted to employees, officers, directors or consultants pursuant to stock option plans existing on the Original Issue Date (as defined) or adopted by the Board of Directors and approved by the Compensation Committee of the Board of Directors and by the Investors after the date hereof, or (iv) any Warrants issued as a direct result of the issuance of Class C Preferred Stock in connection with the Pensat Transaction.

     (d) "Original Issue Date" shall mean the date on which a Warrant was first issued.

     SECTION 7.2 Issue of Securities Deemed Issue of Additional Shares of Common Stock. If the Company at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities and the exercise of such Options therefor, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issuance, provided that Additional Shares of Common Stock shall not be deemed to have been issued unless the consideration per share (determined pursuant to Section 7.4 hereof) of such Additional Shares of Common Stock would be less than the applicable Exercise Price in effect immediately prior to such issuance and provided further that in any such case in which Additional Shares of Common Stock are deemed to be issued:

     (a) No further adjustment in the Exercise Price shall be made upon the subsequent issuance of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

     (b) If such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Company, or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Exercise Price computed upon the original issuance thereof, and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

     (c) No readjustment pursuant to clause (b) above shall have the effect of increasing the Exercise Price to an amount which exceeds the Exercise Price on the original adjustment date; and

     (d) In the event of any change in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any Option or Convertible Security, including, but not limited to, a change resulting from the anti-dilution provisions thereof, the Exercise Price then in effect shall forthwith be readjusted to such Exercise Price as would have obtained had the adjustment which was made upon the issuance of such Option or Convertible Security which have not been exercised oi converted prior to such change in the number of shares of Common Stock been made upon the basis of such change, but no further adjustment shall be made for the actual issuance of Common Stock upon the exercise or conversion of any such option or Convertible Security.

     SECTION 7.3 Adjustment of Exercise Price Upon Issuance of Additional Shares of Common Stock. In the event the Company Shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 7.2, but excluding shares issued as a dividend or distribution as provided in Section 7.6 or upon a stock split or combination as provided in Section 7.5), without consideration or for a consideration per share (determined pursuant to Section 7.4 hereof) less than the applicable Exercise Price in effect immediately prior to such issuance, then and in such event, such Exercise Price shall be reduced, concurrently with such issuance, to an Exercise Price equal to the price determined by dividing
(a) the sum of (1) the product derived by multiplying the Exercise Price in effect immediately prior to such issuance by the number of shares of Common Stock outstanding immediately prior to such issuance (together with the number of shares of Common Stock then issuable upon exercise of the outstanding
Warrants and the conversion or exercise of any Convertible Securities or Options), plus (2) the aggregate consideration received by the Corporation (as determined pursuant to Section 7.4 below) upon such issuance, by (b) the number of shares of Common Stock outstanding immediately after such issuance (together with the number of shares of Common Stock then issuable upon exercise of the outstanding Warrants and the conversion or exercise of any Convertible Securities or Options).

     SECTION 7.4 Determination of Consideration. For purposes of this Section 7, the consideration received by the Company for the issuance of any Additional Shares of Common Stock shall be computed as follows:

     (a) Cash and Property. Such consideration shall:

          (i) insofar as it consists of cash, be computed at the aggregate of cash received by the Company, excluding amounts paid or payable for accrued interest or accrued dividends;

          (ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issuance, as determined in good faith by the Board of Directors; and

          (iii) in the event Additional Shares of Common Stock are issued together with other shares of securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

     (b) Options and Convertible Securities. The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section 7.2, relating to Options and Convertible Securities, shall be determined by dividing:

          (i) the total amount, if any, received or receivable by the Company as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such options for Convertible Securities and the conversion or exchange of such Convertible Securities, by the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such options or the conversion or exchange of such Convertible Securities.

     SECTION 7.5 Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the Original Issue Date for the Warrants effect a subdivision of the outstanding Common Stock, the Exercise Price of each Warrant then in effect immediately before that subdivision shall be proportionately decreased and the number of shares of Common Stock issuable upon exercise of such Warrant shall be proportionately increased. If the Company shall at any time or from time to time after the Original Issue Date for the Warrants combine the outstanding shares of Common Stock, the Exercise Price of each Warrant then in effect immediately before the combination shall be proportionately increased and the number of shares of Common Stock issuable upon exercise of such Warrant shall be proportionately decreased. Any adjustment under this Section 7.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

     SECTION 7.6 Adjustment for Certain Dividends and Distributions. In the event the Company at any time or from time to time after the Original Issue Date for the Warrants shall make or issue a dividend or other distribution payable in additional shares of Common Stock, then and in each such event the Exercise Price for the Warrants then in effect shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Exercise Price for the Warrants then in effect by a fraction:

     (a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

     (b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Exercise Price for the Warrants shall be recomputed accordingly as of the close of business on such record date and thereafter the Exercise Price for the Warrants shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions.

     The number of Warrant Shares issuable upon the exercise of the Warrants shall be adjusted by multiplying a number equal to the Exercise Price in effect immediately prior to such adjustment by the number of shares issuable upon the exercise of the Warrants immediately prior to such adjustment and dividing the product so obtained by the adjusted Exercise Price.

     SECTION 7.7 Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time after the Original Issue Date for the Warrants shall make or issue a dividend or other distribution payable in securities of the Company other than shares of Common Stock, then and in each such event provision shall be made so that the holders of the Warrants shall receive upon exercise thereof in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Company that they would have received had their Warrants been exercised on the date of such event and had thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period giving application to all adjustments called for during such period, under this paragraph with respect to the rights of the holders of the Warrants.

     SECTION 7.8 Adjustment for Reclassification, Exchange, or Substitution. If the Common Stock issuable upon the exercise of the Warrants shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets provided for below), then and in each such event the holder of the Warrants shall have the right thereafter to convert each such share of Common Stock issuable upon the exercise of the Warrants into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock for which such Warrants might have been exercised immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

     SECTION 7.9 Adjustment for Merger or Reorganization. In case of any consolidation or merger of the Company with or into another Company, each Warrant shall thereafter be exercisable for the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company deliverable upon exercise of such Warrant world have been entitled upon such consolidation or merger; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Article 7 set forth with respect to the rights and interest thereafter of the holders of the Warrants, to the end that the provisions set forth in this Article 7 (including provisions with respect to changes in and other adjustments of the Exercise Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the exercise of the Warrants.

     SECTION 7.10 Notice of Adjustment to Exercise Price and Warrant Shares.

     (a) Whenever the Exercise Price is required to be adjusted as provided in this Article 7, simultaneously with the adjustment of the Exercise Price, the number of Warrant Shares issuable upon the exercise of the Warrants shall be adjusted by multiplying a number equal to the Exercise Price in effect immediately prior to such adjustment by the number of shares issuable upon the exercise of the Warrants immediately prior to such adjustment and dividing the product so obtained by the adjusted Exercise Price.

     (b) Whenever the Exercise Price is required to be adjusted as provided in this Article 7, or any other adjustment is required pursuant to this Article 7, the Company shall forthwith compute the adjusted Exercise Price and the corresponding number of Warrant Shares purchaseable upon the exercise of the Warrants or any other adjustment made pursuant to this Article 7 and shall prepare a certificate setting forth such adjusted Exercise Price and the corresponding number of Warrant Shares purchaseable upon the exercise of the Warrants or any other adjustment made pursuant to this Article 7 and showing in reasonable detail the facts upon which such adjustments are based. Whenever the Exercise Price and the corresponding number of Warrant Shares purchaseable upon the exercise of the Warrants are adjusted or any other adjustment is made pursuant to this Article 7, the Company shall promptly mail, or cause to be mailed, to the Warrantholders a statement setting forth the adjustments and the reasons for such adjustments.

     SECTION 7.11 Form of Warrant Certificate. Irrespective of any adjustments in the Exercise Price or the kind of Warrant Shares purchasable upon the exercise of the Warrants, Warrant Certificates evidencing such Warrants theretofore or thereafter issued may continue to express the same number and kind of Warrant Shares as are stated in the Warrant Certificates initially issuable pursuant to this Agreement.

     SECTION  7.12  No  Impairment.  Without  limiting  the  generality  of  the foregoing,
the Company shall take all such action as may be necessary or appropriate in order that the Warrant Shares to be issued upon the exercise of the Warrants from time to time outstanding will, when issued, be fully paid and non-assessable. In addition, without limiting the generality of Section 6.1, the Company shall take all such action as shall be necessary so that, after any adjustment to the Exercise Price required hereunder, the total number of shares of Common Stock or other capital stock of the Company then authorized by the Amended Articles and available for the purpose of issuance upon such exercise shall exceed the total number of shares of Common Stock issuable upon the exercise of all of the outstanding Warrants. The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Article 7 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Warrantholders against impairment.

                                    ARTICLE 8

                                     NOTICES

     SECTION 8.1 Notices to Warrantholders.

     (a) Notices to holders of Warrants shall be delivered to such holders at the addresses of such holders as they appear in Section 8.2 hereof or in the Warrant Register (in the case of transfers). Any such notice shall be sufficiently given if sent by first-class certified or registered mail, postage prepaid, facsimile or overnight courier.

     (b) In the event (i) of any consolidation or merger or binding exchange of interests to which the Company is a party and for which approval of the Investors or any holders of equity interests of the Company is required, or of the conveyance or sale of all or substantially all of the assets of the Company, or of any change of the Common Stock or other securities issuable upon exercise of the Warrants; or (ii) the Company shall make any distribution in respect of the Common Stock; or (iii) of the voluntary or involuntary dissolution, liquidation or winding up of the Company; then the Company shall send to each Warrantholder at least thirty days prior to the applicable date hereinafter specified, a written notice stating (A) the date for the determination of the holders of Common Stock (or other Securities issuable upon the exercise of the Warrants) entitled to receive any such distribution, (B) the initial expiration date Set forth in any offer for exchange of interests, or (C) the date on which any such consolidation, merger, exchange of interests, conveyance, transfer, reclassification, dissolution, liquidation or winding up is expected to become effective or consummated, and the date as of which it is expected that holders of record of Common Stock (or other securities issuable upon the exercise of the Warrants) shall be entitled to exchange such Common Stock for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, exchange of interests, conveyance, transfer, dissolution, liquidation or winding up.

     SECTION 8.2 Notices to Company. Any notice or demand authorized by this Agreement to be given to or on the parties shall be delivered in person or by facsimile transmission, by courier guaranteeing overnight delivery or mailed by first-class United States certified or registered mail, postage prepaid, as follows:

a) if to the Company:

          Pointe Communications Corporation
          2839 Paces Ferry Road
          Suite 500
          Atlanta, Georgia 30339
          Attention: Stephen E. Raville
          Facsimile: (770) 319-2834

with a copy to:

          Gardere & Wynne, LLP
          3000 Thanksgiving Tower
          1601 Elm Street
          Dallas, TX 75201-4761
          Attention: W. Robert Dyer Jr.
          Facsimile: (214) 999-3574

(b) if to TSG:

          TSG Capital Fund III, L.P.
          177 Broad Street, 12th Floor
          Stamford, CT 06901
          Attention: Darryl B. Thompson
          Facsimile: (203) 406-1590

with a copy to (which shall not constitute notice):

          Mayer, Brown & Platt
          1675 Broadway
          New York, NY 10019
          Attention: Kathleen A. Walsh
          Facsimile: (212) 262-1910

(c) if to OCP II:

          Opportunity Capital Partners II, L.P.

          2201 Walnut Avenue, Suite 210
          Fremont, California 94538
          Attention: Lewis E. Byrd
          Facsimile: (510) 494-5439

with a copy to (which shall not constitute notice):

          Folger Levin & Kahn, L.L.P.
          Embarcadero Center West
          275 Battery Street, 23rd Floor
          San Francisco, California 94111
          Attention: Christopher Conner, Esq.
          Facsimile: (415) 986-2827

(d) if to OCP III:

          Opportunity Capital Partners III, L.P.
          2201 Walnut Avenue, Suite 210
          Fremont, California 94538
          Attention: Lewis E. Byrd
          Facsimile: (510) 494-5439

with a copy to (which shall not constitute notice):

          Folger Levin & Kahn, L.L.P.
          Embarcadero Center West
          275 Battery Street, 23rd Floor
          San Francisco, California 94111
          Attention: Christopher Conner, Esq.
          Facsimile: (415) 986-2827

     SECTION 8.3 Receipt of Notice. Any notice hereunder shall be in writing and shall be deemed effectively given and received upon delivery in person, or two business days after delivery by national overnight courier service or by telecopier transmission with acknowledgment of transmission receipt, or five business days after deposit via certified or registered mail, return receipt requested.

                                    ARTICLE 9

                                  MISCELLANEOUS

     SECTION 9.1 WAIVER OF JURY TRIAL. THE COMPANY AND EACH INVESTOR DO HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY AND

IRREVOCABLY WAIVE SUCH RIGHT ANY PARTY MAY HAVE TO A JURY TRIAL IN EVERY JURISDICTION IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THE PARTIES HERETO OR THEIR RESPECTIVE AFFILIATES, SUCCESSORS OR ASSIGNS AGAINST ANY OTHER PARTY HERETO OR THEIR RESPECTIVE AFFILIATES, SUCCESSORS OR ASSIGNS IN RESPECT OF ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER DOCUMENT EXECUTED AND DELIVERED BY ANY PARTY IN CONNECTION THEREWITH (INCLUDING, WITHOUT LIMITATION, ANY ACTION TO RESCIND OR CANCEL THIS AGREEMENT, AND ANY CLAIMS OR DEFENSES ASSERTING THAT THIS AGREEMENT WAS FRAUDULENTLY INDUCED OR OTHERWISE VOID OR VOIDABLE).

     SECTION 9.2 Payment of Taxes. The Company covenants and agrees that it will pay when due and payable all documentary, stamp and other taxes attributable to the issuance or delivery of the Warrant Certificates or of the Warrant Shares purchasable upon the exercise of Warrants; provided, however, the Company shall not be required to pay any tax or taxes that may be payable in respect of any transfer involving the issue of any Warrant Certificate(s) or any certificates) for Warrant Shares in a name other than that of the Warrantholder of such exercised Warrant Certificate (s)

     SECTION 9.3 Amendment.

     (a) The Company may modify this Agreement and the terms of the Warrants only with the consent of the Warrantholders representing at least sixty-six and two-thirds percent (66 2/3%) of the Warrant Shares for the purpose of adding any provision to or changing in any manner or eliminating any of the provisions of this Agreement or modifying in any manner the rights of the holders of the outstanding Warrants; provided, however, that no such modification that (i) materially and adversely affects the exercise rights of the holders of the Warrants or (ii) reduces the percentage required for modification, may be made without the consent of the holder of all outstanding warrants.

     (b) Any such modification or amendment will be conclusive and binding on all present and future holders of Warrant Certificates whether or not they have consented to such modification or amendment or waiver and whether or not notation of such modification or amendment is made upon such Warrant Certificates. Any instrument given by or on behalf of any holder of a Warrant Certificate in connection with any consent to any modification or amendment will be conclusive and binding on all Subsequent holders of such Warrant Certificate.

     SECTION 9.4 Termination. This Agreement shall terminate on or upon (a) the repurchase by the Company of all Warrants, (b) the fifteenth day following the date on which all of the Warrant Shares have been issued upon the exercise of all Warrants issued pursuant hereto, or (c) the Expiration Date.

     SECTION 9.5 Reports to Warrantholders. The Company will cause to be delivered, by first-class mail, postage prepaid, facsimile or overnight courier, to each Warrantholder at such Warrantholder's address appearing on the Warrant Register, a copy of any reports delivered by the Company to any of the holders of Class B Preferred Stock or to holders of the Common Stock.

     SECTION 9.6 GOVERNING LAW. THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN THIS AGREEMENT AND THE WARRANT CERTIFICATES WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

     SECTION 9.7 Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Warrantholders and the holders of Warrant Shares any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Company, the Warrantholders and the holders of Warrant Shares.

     SECTION 9.8 Counterparts. This Agreement may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

     SECTION 9.9 Severability of Provisions. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

     SECTION 9.10 Headings. The headings of the sections of this Agreement are inserted for convenience only and shall not constitute a part of this Agreement.

     SECTION 9.11 Access to Company Records. So long as Warrants remain outstanding, Investors shall be entitled to review the financial and corporate books and records of the Company and to meet with the executive officers and independent accountants of the Company for purposes reasonably related to the Investors' ownership of the Warrants, which review and/or meetings shall take place at reasonable times during the normal business hours of the Company and in such a manner as to not unduly interfere with the conduct of the Company's business.

     IN WITNESS WHEREOF, the parties hereto have caused this Warrant Agreement to be duly executed, as of the date first above written.


                                        POINTE COMMUNICATIONS CORPORATION


                                        By: ____________________________________
                                            Patrick E. Delaney
                                            Chief Financial Officer


                                        TSG CAPITAL FUND III, L.P.,
                                        a Delaware limited partnership


                                        By: TSG Associates III, L.L.C.,
                                            Its General Partner

                                            By:_________________________________
                                            Name:_______________________________
                                            Title:______________________________


                                        OPPORTUNITY CAPITAL PARTNERS II, L.P.
                                        a Delaware limited partnership


                                        By: Thompson Capital Management, L.P.
                                            Its General Partner

                                            By: ________________________________
                                                Lewis Byrd
                                                General Partner

                                        OPPORTUNITY CAPITAL PARTNERS III, L.P.
                                        a Delaware limited partnership


                                        By: J.M. Capital Management, L.P.
                                            Its General Partner

                                            By: ________________________________
                                                Lewis Byrd
                                                General Partner

                                    EXHIBIT A

                        POINTE COMMUNICATIONS CORPORATION


                          Common Stock Purchase Warrant
                                  Number _____

                Warrant Certificate Evidencing Right to Purchase

                           I ] Shares of Common Stock



     This is to certify that [Investor], [a _________________], or assigns, is entitled to purchase at any time or from time to time up to the above-referenced number of shares of Common Stock ("Common Stock"), of Pointe Communications Corporation, a Nevada corporation (the "Company"), for the Exercise Price for the Warrants specified in the Warrant Agreement, dated as of August _____, 1999, between the Company and TSG Capital Fund III, L.P. (the "Warrant Agreement"), pursuant to which this Warrant Certificate is issued. All rights of the holder of this Warrant Certificate are subject to the terms and provisions of the Warrant Agreement, copies of which are available for inspection the Company's office located at 2839 Paces Ferry Road, Suite 500, Atlanta, GA 30339 (the "Office"). The Expiration Date (as defined in the Warrant Agreement) of the right to purchase Common Stock pursuant to this Certificate is August _____, 2004.

     NEITHER THE WARRANTS REPRESENTED BY THIS CERTIFICATE NOR THE SHARES OF COMMON STOCK THAT MAY BE PURCHASED UPON EXERCISE HEREOF HAVE BEEN REGISTERED
UNDER  THE  SECURITIES  ACT OF 1933,  AS  AMENDED  (THE  "ACT"),  OR  UNDER  ANY
APPLICABLE STATE LAW. SUCH WARRANTS AND SHARES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR PLEDGED WITHOUT (1) REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE LAW, OR (2) THE AVAILABILITY OF AN EXEMPTION FROM SUCH REGISTRATION.

     Subject to the provisions of the Act, applicable state laws and such Warrant Agreement, this Warrant Certificate and all rights hereunder are transferable, in whole or in part, at the Office by the holder hereof in person or by a duly authorized attorney, upon surrender of this Warrant Certificate, together with the assignment hereof duly endorsed. Until transfer of this Warrant Certificate on the books of the Company, the Company may treat the registered holder hereof as the owner hereof for all purposes.

     IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be executed on this ___ day of September, 1999 in Atlanta, Georgia by its proper corporate officers thereunto duly authorized.

                                        POINTE COMMUNICATIONS CORPORATION
                                        a Nevada corporation



                                        By:_____________________________________
                                        Name:___________________________________
                                        Title:__________________________________



Attest:____________________________
Name:______________________________
Title:_____________________________

                                    EXHIBIT B

                              Election to Purchase
                   (To be executed by the registered holder if
            such holder desires to exercise any Warrant Certificate)

     The undersigned, the registered holder of the attached Warrant Certificate, hereby irrevocably elects to exercise Warrants represented by such Warrant Certificate and acquire an aggregate of _____ shares of Common Stock of Pointe Communications Corporation, a Nevada corporation, and herewith tenders payment for such Common Stock in the amount of $_______ (by certified check or official bank check) in accordance with the terms hereof. The undersigned requests that the aforementioned Common Stock be registered in the name of whose address is
____________________________________________.


Dated:________________________

Name of registered holder of Warrant Certificate:

________________________________________________________________________________
                                 (please print)

Address of registered holder:___________________________________________________

Signature:________________________________________

(Note: the signature to the foregoing Election must correspond to the name as written upon the face of the Warrant Certificate in every particular, without alteration or any change whatsoever.)

                                    EXHIBIT C

                              Election to Purchase
             (To be executed by the registered holder if such holder
          desires to effect cashless exercise any Warrant Certificate)

     The undersigned, the registered holder of the attached Warrant Certificate, hereby irrevocably elects to exchange Warrants represented by such Warrant Certificate and acquire an aggregate of _________ shares of Common Stock of Pointe Communications Corporation, a Nevada corporation on [DATE]. The undersigned requests that the aforementioned Common Stock be registered in the name of whose address is _______________________________________________________
______________.


Dated:_______________________________

Name of registered holder of Warrant Certificate:

________________________________________________________________________________
                                 (please print)

Address of registered holder:___________________________________________________

Signature:________________________________________

(Note: the signature to the foregoing Election must correspond to the name as written upon the face of the Warrant Certificate in every particular, without alteration or any change whatsoever)

                                   Schedule 1


                                                                       Aggregate
                                                                       Purchase
                                                 Number of             Price of
Purchaser                                        Warrants*             Warrants*
---------                                        ---------             ---------

TSG Capital Fund III, L.P.                       8,571,429             $  80,000

Opportunity Capital Partners II, L.P.,             385,714             $   3,600

Opportunity Capital Partners III, L.P.              42,857             $     400






* Subject to adjustment.

                        POINTE COMMUNICATIONS CORPORATION

                          SECURITIES PURCHASE AGREEMENT

                               SEPTEMBER ___, 1999

                                    EXHIBITS

Exhibit A      Form of Convertible  Promissory  Note
Exhibit B      Form of Certificate of Designations
Exhibit C      Form of Warrant Agreement
Exhibit D      Form of Registration Rights Agreement
Exhibit E      Form of Legal Opinion of Gardere & Wynne L.L.P.

Schedule 1      Schedule of Investors and Amount of Investment
Schedule 2.2    Capitalization: Rights to Purchase Capital Stock of the Company
Schedule 2.3    Subsidiaries
Schedule 2.7    Litigation
Schedule 2.8    Material Intellectual Property
Schedule 2.10   Material Agreements
Schedule 2.13   Conflicts of Interest
Schedule 2.14   Registration Rights and Voting Rights
Schedule 2.16   Title to Property and Assets
Schedule 2.17   Employee Benefit Plans
Schedule 2.18   Tax Returns and Audits
Schedule 2.20   Permits
Schedule 2.23   Financial Statements
Schedule 2.24   Changes
Schedule 2.27   Finder's Fee
Schedule 2.28   Insurance

                          REGISTRATION RIGHTS AGREEMENT

                                  by and among

                       POINTE COMMUNICATIONS CORPORATION,

                           TSG CAPITAL FUND III, L.P.,

                     OPPORTUNITY CAPITAL PARTNERS II, L.P.,

                                       and

                     OPPORTUNITY CAPITAL PARTNERS III, L.P.





                         Dated as of September __, 1999

                          REGISTRATION RIGHTS AGREEMENT


     THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement") is entered into as of September __, 1999, by and among POINTE COMMUNICATIONS CORPORATION, a Nevada corporation (the "Company"), TSG CAPITAL FUND III, L.P., a Delaware limited partnership and its Affiliates ("TSG"), OPPORTUNITY CAPITAL PARTNERS II, L.P. a Delaware limited partnership ("OCP II"), and OPPORTUNITY CAPITAL PARTNERS III, L.P., a Delaware limited partnership ("OCP III") (hereinafter, TSG, OCP II, and OCP III shall each be referred to as a "Purchaser" and shall collectively be referred to as "Purchasers").

                                   WITNESSETH:

     WHEREAS, the Company has entered into that certain Securities Purchase Agreement (the "Securities Purchase Agreement") dated as of the date hereof, with Purchasers pursuant to which the Company has agreed to issue a Promissory Note to each Purchaser convertible into shares of the Company's Class B Convertible Senior Preferred Stock, par value $0.01 per share (the "Class B Preferred"), and Warrants to acquire shares of the Company's Common Stock (as defined herein); and

     WHEREAS, the Company has agreed to grant certain registration rights with respect to the shares of the Company's Common Stock, par value $0.00001 per share (the "Common Stock"), issuable upon conversion of the Class B Preferred (including shares of Class B Preferred issued as dividends) and upon exercise of the Warrants;

     NOW, THEREFORE, in consideration of the foregoing and of the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

                                    ARTICLE 1
                                   DEFINITIONS

     As used herein, the following terms shall have the following respective meanings:

     1.1 "Commission" shall mean the Securities and Exchange Commission, or any other successor federal agency at the time administering the Securities Act.

     1.2 "Common Stock" shall mean the Company's common stock, par value $0.00001 per share.

     1.3 "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

     1.4 "Initiating Holders" shall mean any Holder or Holders who in the aggregate own not less than twenty percent (20%) of the Registrable Securities.

     1.5 "Holders" shall mean and include Purchasers and any person or entity that shall, pursuant to Article 11 hereof, become a party hereto, and any permitted transferee under Article 10 hereof which holds Registrable Securities.

     1.6 "Qualified Offering" shall mean the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, covering the offer and sale of Common Stock to the public that raises net aggregate proceeds for the Company in excess of $30,000,000 and at a purchase price per share in excess of $4.00 per share.

     1.7 The terms "register," "registered" and "registration" refer to a registration effected by preparing and filing with the Commission a registration statement in compliance with the Securities Act, and the declaration or ordering by the Commission of the effectiveness of such registration statement.

     1.8 "Registrable Securities" means any and all shares of Common Stock: (1) issued or issuable upon conversion of the Class B Preferred, including shares of Class B Preferred issued as dividends; (2) issued or issuable upon exercise of the Warrants; (3) issued or issuable with respect to the securities referred to in clause (i) above by way of any stock split, stock dividend, combination, recapitalization, reclassification, merger, consolidation or other similar event; and (4) otherwise held or acquired by holders of securities described in clause (1) above, excluding in all cases, however, Registrable Securities sold by a Holder to the public or pursuant to Rule 144 promulgated under the Securities Act (or any similar or analogous rile promulgated under the Securities Act) or shares of Common Stock acquired by a Holder in an open market transaction. For purposes of this Agreement, a person will be deemed to be a Holder of Registrable Securities whenever such person has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected.

     1.9 "Registration Expenses" shall mean all expenses incurred by the Company in complying with Articles 2, 3 and 4 hereof, including, without limitation, all registration, qualification and filing fees, printing expenses, messenger and delivery expenses, escrow fees, fees and disbursements of legal counsel for the Company and all independent certified public accountants, underwriters (excluding discounts and commissions) and persons retained by the Company (but excluding the compensation of regular employees of the Company, which shall be paid in any event by the Company), fees and disbursements of one legal counsel for the selling

Holders (not to exceed $50,000), blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration.

     1.10 "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

     1.11 "Selling Expenses" shall mean all underwriting fees, discounts, selling commissions and stock transfer taxes applicable to the Registrable Securities registered by the Holders.

                                    ARTICLE 2
                              REQUIRED REGISTRATION

     2.1 Required Registration.

     (a) Subject to the provisions set forth in Article 5, within 120 days after the Closing (as defined in the Securities Purchase Agreement) occurs under the Securities Purchase Agreement, the Company shall file with the Commission a registration statement under the Securities Act on Form S-3 or any appropriate form (or any successor form) pursuant to Rule 415 under the Securities Act (the "Required Registration"). The Company shall use its best efforts to cause the Required Registration to be declared effective under the Securities Act as soon as practicable after filing, and once effective, the Company shall cause such Required Registration to remain effective for a Period ending on the earlier of:
(i) the third anniversary of the Closing under the Securities Purchase Agreement; (ii) the date on which all Registrable Securities have been sold pursuant to the Required Registration; and (iii) the date as of which there are no longer any Registrable Securities in existence (the "Effective Period"). The registration statement for the Required Registration shall contain a broad-form plan of distribution.

     2.2 Underwriting.

     (a) An underwriting may be selected as a method of distribution of the Registrable Securities covered by the Required Registration by Holders holding sixty-six and two-thirds percent (66 2/3%) (a "Supermajority") of the Registrable Securities.

     (b) If a distribution of the Registrable Securities is to be effected by means of an underwriting, the Company (together with all Holders proposing to distribute their securities through such underwriting (the "Participating Holders")) shall use its best efforts to enter into an underwriting agreement in customary form and reasonably acceptable to the Company with a managing underwriter of nationally recognized standing selected for such underwriting by the Company and approved by the Participating Holders holding a Supermajority of the Registrable Securities proposed to be distributed through such underwriting, which approval shall not be unreasonably withheld. In no event shall the Company include any securities under the Required Registration which are not Registrable Securities without the prior written consent of the Holders of a Supermajority of Registrable Securities, and any such securities permitted to be sold under the

Required Registration shall only be sold in connection with a sale. Notwithstanding any other provision of this Article 2, if the managing underwriter advises the Participating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the underwriters may exclude some or all of the shares requested to be included in such underwriting, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated among all Participating Holders thereof in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Participating Holders. No Registrable Securities excluded from the underwriting by reason of the managing underwriter's marketing limitation shall be included in such underwriting.

     (c) If a distribution of the Registrable Securities is effected by means of an underwriting and if any Participating Holder of Registrable Securities disapproves of the terms of the underwriting, such person may elect to withdraw therefrom by written notice to the Company, the managing underwriter and the other Participating Holders. The Registrable Securities and/or other securities so withdrawn shall also be withdrawn from such underwriting; provided, however, that if by the withdrawal of such Registrable Securities a greater number of Registrable Securities held by other Participating Holders may be included in such underwriting (up to the maximum of any limitation imposed by the underwriters), then the Company shall offer to all Participating Holders who have included Registrable Securities in the registration the right to include additional Registrable Securities in the same proportion used in determining the underwriter limitation in this Section 2.2.

     2.3 Eligibility. The Company represents, warrants and covenants that it currently is, and shall use its best efforts to remain at all times during the Effective Period, eligible to use Form S-3 under the Securities Act.

     2.4 Opinion of Counsel. Upon the request of the Holders of a Supermajority of the Registrable Securities, the Company shall furnish such Holders with an opinion of counsel satisfactory to such Holders stating that the registration statement filed in connection with the Required Registration is effective and stating such other opinions as such Holders shall reasonably request.

                                    ARTICLE 3
                             REQUESTED REGISTRATION

     3.1 Request for Registration. Beginning on the date which is immediately after the third anniversary of the date of this Agreement, Initiating Holders may request registration in accordance with this Article 3; provided, that such registration covers Registrable Securities representing 25% of the then total amount of the Registrable Securities; and further provided that OCP II and OCP III shall have the right to join in such request by Initiating Holders. In the event the Company shall receive from any one or more of the Initiating Holders a written request that the Company effect any such registration, qualification or compliance with respect to Registrable Securities, the Company will:

     (a)   promptly   give  written   notice  of  the   proposed   registration,
qualification or compliance to all other Holders; and

     (b) use its best efforts to effect such registration, qualification or compliance as soon as practicable (including, without limitation, undertaking to file post-effective amendments, appropriate qualifications under applicable blue sky or other state securities laws, and appropriate compliance with applicable regulations issued under the Securities Act, and any other governmental requirements or regulations) as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Holder or Holders joining in such request as are specified in a written request received by the Company within 15 days after the receipt of the written notice from the Company described in Section 3.1(a); provided, however, that the Company shall not be obligated to take any action to effect any such registration, qualification or compliance Pursuant to this Article 3:

          (i) in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act ;

          (ii) within one hundred and eighty (180) days immediately following the effective date of any registration statement pertaining to a firm commitment underwritten offering of securities of the Company for its own account;

          (iii) after the Company has effected three (3) such requested registrations pursuant to this Article 3, each such registration has been declared or ordered effective, and the Registrable Securities offered pursuant to each such registration have been sold, or if the Company has effected any requested registration pursuant to this Agreement during the previous six-month period;

          (iv) if the Company, within ten (10) days of the receipt of the request of the Holder or Holders, gives notice of its bona fide intention to effect the filing of a registration statement with the Commission within forty-five (45) days of receipt of such request (other than with respect to a registration statement relating to a Rule 145 transaction or an offering solely to employees).

     (c) Subject to the foregoing clauses (i) through (iv), the Company shall file a registration statement covering the Registrable Securities so requested to be registered as soon as practicable after receipt of the request of the Initiating Holders and provide notice to the other Holders as required by
Section 3.1(a); provided, however, that if the Company shall furnish to such Holders a certificate signed by the Chairman or Chief Executive Officer of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be detrimental to the ompany and its stockholders for such registration statement to be filed, the Company shall have the right to defer such filing for a period of not more than 180 days after receipt of the request of the

Initiating Holders; provided, further, that the Company shall not be permitted to exercise such deferral right under this Section 3.1(c) more than once in any 365-day period.

     3.2 Underwriting.

     (a) The distribution of the Registrable Securities covered by the request of the Holders shall be effected by means of the method of distribution selected by the Holders holding a Supermajority of the Registrable Securities covered by such registration. If such distribution is effected by means of an underwriting, the right of any Holder to registration pursuant to this Article 3 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein.

     (b) If such distribution is effected by means of an underwriting, the Company (together with the Participating Holders in such Underwriting) shall use its best efforts to enter into an underwriting agreement in customary form and reasonably acceptable to the Company with a managing underwriter of nationally recognized standing selected for such underwriting by the Company and approved by a Supermajority in interest of the Participating Holders, which approval shall not be unreasonably withheld. Notwithstanding any other provision of this
Article 3, if the managing underwriter advises the Participating Holders in writing that marketing factors require a limitation of the number off shares to be underwritten, then the underwriters may exclude shares requested to be included in such registration. The number of shares of Registrable Securities to be included in the registration and underwriting shall be allocated amongst the Participating Holders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Participating Holders at the time of filing the registration statement. No Registrable Securities excluded from the underwriting by reason of the managing underwriter's marketing limitation shall be included in such registration.

     (c) If any Participating Holder disapproves of the terms of the underwriting, such person may elect to withdraw therefrom by written notice to the Company, the managing underwriter and the other Participating Holders. The Registrable Securities and/or other securities so withdrawn shall also be withdrawn from registration; provided, however, that if by the withdrawal of such Registrable Securities a greater number of Registrable Securities held by other Participating Holders may be included in such registration (up to the maximum of any limitation imposed by the underwriters), then the Company shall offer to all Participating Holders who have included Registrable Securities in the registration the right to include additional Registrable Securities in the same proportion used in determining the underwriter limitation in this Section 3.2.

     3.3 Cancellation of Registration. A Supermajority in interest of the Participating Holders shall have the right to cancel a proposed registration of Registrable Securities pursuant to Article 3 when, in their discretion, market conditions are so unfavorable as to be seriously detrimental to an offering pursuant to such registration. Such cancellation of a registration shall not be counted as one of the three (3) such requested registrations pursuant to Section 3.1(b)(iii); provided, however, that the Holders canceling such registration shall pay expenses attributable to such registration.

                                    ARTICLE 4
                              COMPANY REGISTRATION

     4.1 Notice of Registration to Holders. If at any time or from time to time the Company shall determine to register any of its securities, either for its own account or the account of a security holder or holders, other than (i) a registration relating solely to employee benefit plans on Form S-8 (or any successor form) or (ii) a registration relating solely to a Commission Rule 145 transaction on Form S-4 (or any successor form), the Company will:

     (a) promptly give to each Holder written notice thereof, and

     (b) include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made within 30 days after receipt of such written notice from the Company described in
Section 4.1(a), by any Holder or Holders.

     4.2 Underwriting. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 4.1(a). In such event, the right of any Holder to registration pursuant to this
Article 4 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company) enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by the Company.

     (a) Notwithstanding any other provision of this Article 4, if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the underwriter may exclude some or all Registrable Securities from such registration and underwriting. The Company shall so advise all Holders of Registrable Securities, and the number of shares of Common Stock to be included in such registration shall be allocated as follows: first, for the account of the Company, all shares of Common Stock proposed to be sold by the Company, and second, for the account of any other stockholders of the Company participating in such registration, the number of shares of Common Stock requested to be included in the registration by such other stockholders in proportion, as nearly as practicable, to the respective amounts of securities that are proposed to be offered and sold by such other stockholders of such securities at the time of filing the registration statement. No Registrable Securities excluded from the underwriting by reason of the underwriters, marketing limitation shall be included in such registration.

     (b) The Company shall so advise all Holders and the other holders distributing their securities through such underwriting of any such limitation, and the number of shares of Registrable Securities held by Holders that may be included in the registration. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the managing underwriter. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration, but the Holder shall continue to be bound by Article 8 hereof.

     (c) The Company shall have the right to terminate or withdraw any registration initiated by it under this Article 4 prior to the pricing of such offering, whether or not a Holder has elected to include Registrable Securities in such registration.

                                    ARTICLE 5
                               HOLDBACK AGREEMENT

     If any Participating Holder notifies the Company that they intend to effect the sale of Registrable Securities pursuant to Articles 2 or 3 above (each, a "Sale"), the Company shall not effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for its equity securities, during the 90-day period beginning on the date such notice of a Sale is received; provided that such notice shall not be given by any Holder or Holders more than one time during any 180-day period.

                                    ARTICLE 6
                            EXPENSES OF REGISTRATION

     All Registration Expenses shall be borne by the Company. All Selling Expenses relating to Registrable Securities registered by the Holders shall be borne by the Holders of such Registrable Securities pro rata on the basis of the number of shares so registered.

                                    ARTICLE 7
                             REGISTRATION PROCEDURES

     (a) In the case of each registration effected by the Company pursuant to this Agreement, the Company will keep each Holder advised in writing as to the initiation of the registration effected by the Company pursuant to this Agreement and as to the completion thereof. The Company agrees to use its best efforts to effect or cause such registration to permit the sale of the Registrable Securities covered thereby by the Holders thereof in accordance with the intended method or methods of distribution thereof described in such registration statement. In connection with any registration of any Registrable Securities pursuant to Articles 2, 3 or 4 hereof, the Company shall, as soon as reasonably practicable:

          (i) prepare and file with the Commission a registration statement with respect to such Registrable Securities within the time period prescribed in
     Section 2.1(a) and use its best efforts to cause such registration statement filed to become effective (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall comply with subparagraph (iii) of this paragraph
     (a)) as soon as reasonably possible thereafter;

          (ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus included therein as may be necessary to effect and maintain the effectiveness of such registration statement as may be required by the applicable rules and regulations of the Commission and the instructions applicable to Form S-3 (or any successor form), and furnish to the holders of the Registrable Securities covered thereby copies of any such supplement or amendment prior to this being used and/or filed with the Commission; and comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities to be included in such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

          (iii) provide (A) the Holders of the Registrable Securities to be included in such registration statement, (B) the underwriters (which term, for purposes of this Agreement, shall include a person deemed to be an underwriter within the meaning of Section 2(11) of the Securities Act), if any, thereof, (C) the sales or placement agent, if any, therefor, (D) one counsel for such underwriters or agent, and (E) not more than one counsel for all the Holders of such Registrable Securities, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment or supplement thereto;

          (iv) for a reasonable period prior to the filing of such registration statement, and throughout the period specified above, make available for inspection by the parties referred to in Section 6(a)(iii) above such financial and other information and books and records of the Company, and cause the officers, directors, employees, counsel and independent certified public accountants of the Company to respond to such inquiries, as shall be reasonably necessary, in the judgment of the respective counsel referred to in such Section 6(a)(iii), to conduct a reasonable investigation within the meaning of the Securities Act; provided, however, that each such party shall be required to maintain in confidence and not disclose to any other Person or entity any of such information or records reasonably designated by the Company in writing as being confidential, until such time as (a) such information becomes a matter of public record (whether by virtue of its inclusion in such registration statement or otherwise but not as a result of the disclosure by such party), or (b) such party shall be required so to disclose such information pursuant to the subpoena or order of any court or other governmental agency or body having jurisdiction over the matter (in which case such party will provide the Company notice or any such requirement so that the Company may seek an appropriate protective order), or (c) such information as is required to be set forth in such registration statement or the prospectus included therein or in an amendment to such registration statement or an amendment or supplement to such prospectus in order that such registration statement, prospectus, amendment or supplement, as the case may be, does not include an untrue statement of a material fact or omit to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and provided, further, that the Company need not make such information available, nor need it cause any officer, director or employee to respond to such inquiry, unless each such Holder of Registrable
     Securities and such counsel, upon the Company's request, execute and deliver to the Company an undertaking to substantially the same effect contained in the second preceding proviso in form reasonably satisfactory to the Company;

          (v) promptly notify the Holders of Registrable Securities, the sales or placement agent, if any, therefor and the managing underwriter of the securities being sold and confirm such advice in writing, (A) when such registration statement or the prospectus included therein or any prospectus amendment or supplement or post-effective amendment has been filed, and, with respect to such registration statement or any post-effective amendment, when the same has become effective, (B) of any comments by the Commission and by the blue sky or securities commissioner or regulator of any state with respect thereto or any request by the Commission for amendments or supplements to such registration statement or the prospectus or for additional information, (C) of the issuance by the Commission of any stop order suspending the effectiveness of such registration statement or the initiation of any proceedings for that purpose, (D) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, or (E) if it shall be the case, at any time when a prospectus is required to be delivered under the Securities Act, that such registration statement, prospectus, or any document incorporated by reference in any of the foregoing contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

          (vi) use its best efforts to obtain the withdrawal of any order suspending the effectiveness of such registration statement or any post-effective amendment thereto or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Registrable Securities included in such registration statement for sale in any jurisdiction at the earliest practicable date;

          (vii) if requested by any managing underwriter or underwriter, any placement or sales agent or any Holder of Registrable Securities, promptly incorporate in a prospectus, prospectus supplement or post-effective amendment such information as is required by the applicable rules and regulations of the Commission and as such managing underwriter or underwriters, such agent or such Holder may reasonably specify should be included therein relating to the terms of the sale of the Registrable Securities included thereunder, including, without limitation, information with respect to the number of Registrable Securities being sold by such Holder or agent or to such underwriters, the name and description of such Holder, the offering price of such Registrable Securities and any discount, commission or other compensation payable in respect thereof, the purchase price being paid therefor by such underwriters and with respect to any other terms of the offering of the Registrable Securities to be sold in such offering; and make all required filings of such prospectus; prospectus supplement or post-effective amendment promptly after notification of the matters to be incorporated in such prospectus, prospectus supplement or post-effective amendment;

          (viii) furnish to each Holder of Registrable Securities, each placement or sales agent, if any, therefor, each underwriter, if any, thereof and the counsel referred to in Section 4(a)(iii) an executed copy of such registration statement, each such amendment and supplement thereto (in each case excluding all exhibits and documents incorporated by reference) and such number of copies of the registration statement (excluding exhibits thereto and documents incorporated by reference therein unless specifically so requested by such holder, agent or underwriter, as the case may be) of the prospectus included in such registration statement (including each preliminary prospectus and any summary prospectus), in conformity with the requirements of the Securities Act, as such Holder, agent, if any, and underwriter, if any, may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holder sold by such agent or underwritten by such underwriter and to permit such Holder, agent and underwriter to satisfy the prospectus delivery requirements of the Securities Act; and the Company hereby consents to the use of such prospectus and any amendment or supplement thereto by each such Holder and by any such agent and underwriter, in each case in the form most recently provided to such party by the Company, in connection with the offering and sale of the Registrable Securities covered by the prospectus (including such preliminary and summary prospectus) or any supplement or amendment thereto;

          (ix) use its best efforts to (A) register or qualify the Registrable Securities under such other securities laws or blue sky laws of such jurisdictions to be designated by the Holders of a Supermajority of such Registrable Securities and each placement or sales agent, if any, therefor and underwriter, if any, thereof, as any Holder and each underwriter, if any, of the securities being sold shall reasonably request, (B) keep such registrations or qualifications in effect and comply with such laws so as to permit the continuance of offers, sales and dealings therein in such jurisdictions for so long as may be necessary to enable such Holder, agent or underwriter to complete its distribution of the Registrable Securities pursuant to such registration statement and (C) take any and all such actions as may be reasonably necessary or advisable to enable such Holder, agent, if any, and underwriter to consummate the disposition in such jurisdictions of such Registrable Securities; provided, however, that the Company shall not be required for any such purpose to (1) take any action to effect any such registration, qualification or compliance in any particular jurisdiction in which it would not otherwise be required to execute a general consent to service of process in effectuating such registration, qualification or compliance, but for the requirements of this
     Section 7(a)(ix), or (2) subject itself to taxation in any such jurisdiction;

          (x) cooperate with the Holders of the Registrable Securities and the managing underwriters to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, which certificates shall be printed, lithographed or engraved, or produced by any combination of such methods, on steel engraved borders and which shall not bear any restrictive legends; and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters may request at least two business days prior to any sale of the Registrable Securities;

          (xi) obtain a CUSIP number for all Registrable Securities, not later than the effective date of the registration statement;

          (xii) use its best efforts to enter into one or more underwriting agreements, engagement letters, agency agreements, "best efforts"
     underwriting agreements or similar agreements, as appropriate, and take such other actions in connection therewith as the Holders of at least a Supermajority of. the Registrable Securities being sold shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

          (xiii) whether or not an agreement of the type referred to in the preceding subsection is entered into and whether or not any portion of the offering contemplated by such registration statement is an underwritten offering or is made trough a placement or sales agent or any other entity,
     (A) make such representations and warranties to the Holders of such Registrable Securities and the placement or sales agent, if any, therefor and the underwriters, if any, thereof in form, substance and scope as are customarily made in connection with any offering or equity securities pursuant to any appropriate agreement and/or to a registration statement filed on the form applicable to such registration statement; (B) obtain an opinion of counsel to the Company in customary form and covering such matters, of the type customarily covered by such an opinion, as the
     managing  underwriters,   if  any,  and  as  the  Holders  of  at  least  a
     Supermajority of such Registrable Securities may reasonably request, addressed to such Holders and the placement or sales agent, if any, therefor and the underwriters, if any, thereof and dated the effective date of such registration statement (and if such registration statement contemplates an underwritten offering of a party or of all of the
     Registrable Securities, dated the date of the closing under the underwriting agreement relating thereto) (it being agreed that the matters to be covered by such opinion shall include, without limitation, the due organization of the Company, and its subsidiaries, if any; the qualification of the Company, and its subsidiaries, if any, to transact business as foreign companies; the due authorization, execution and delivery of this Agreement and of any agreement of the typed referred to in
     Section 7(a)(xii) hereof; the due authorization, valid issuance, and the fully paid status of the capital stock of the Company; the absence of (governmental approvals required to be obtained in connection with the registration statement, the offering and sale of the Registrable Securities, this Agreement or any agreement of the type referred to in
     Section 7(a)(xii.) hereof; the compliance as to form of such registration statement and any documents incorporated by reference therein with the requirements of the Securities Act; the effectiveness of such registration statement under the Securities Act; and, as of the date of the opinion and of the registration statement or most recent post-effective amendment thereto, as the case may be, the absence, to the knowledge of such counsel, from such registration statement and the prospectus included therein, as then amended or supplemented, and from the documents incorporated by reference therein of an untrue statement of a material fact or the omission to state therein a material fact necessary to make the statements therein not misleading (in case of such documents, in the light of the circumstances existing at the time that such documents were filed with the Commission under the Exchange Act)); (C) obtain a "cold" comfort letter or letters from the independent certified public accountants of the Company addressed to the Holders and the placement or sales agent, if any, therefor and the underwriters, if any, thereof, dated (I) the effective date c)f such registration statement and (II) the effective date of any Prospectus supplement to the prospectus included in such Registration statement or post-effective amendment to such registration statement which includes unaudited or audited financial statements as of a date or for a period subsequent to that of the latest such statements included in such prospectus (and, if such registration statement contemplates an underwritten offering pursuant to any prospectus supplement to the prospectus included in such registration statement or post-effective amendment to such registration statement which includes unaudited or audited financial statements as of a date or for a period subsequent to that of the latest such statements included in such prospectus, dated the date of the closing under the underwriting agreement relating thereto), such letter or letters to be in customary form and covering such matters of the type customarily covered by letters of such type; (D) deliver such documents and certificates, including officers' certificates, as may be reasonably requested by Holders of at least a Supermajority of he Registrable Securities being sold and the placement or sales agent, if any, therefor and the managing underwriters, if any, thereof to evidence the accuracy of the representations and warranties made pursuant to clause (A) above and the compliance with or satisfaction of any agreements or conditions contained in the underwriting agreement or other agreement entered into by the Company; and (E) undertake such obligations relating to expense reimbursement, indemnification and contribution as are provided ir, Article 6 and 8 hereof;

          (xiv) notify in writing each Holder of Registrable Securities of any proposal by the Company to amend or waive any provision of this Agreement and of any amendment or waiver effected pursuant thereto, each of which notices shall contain the text of the amendment or waiver proposed or effected, as the case may be;

          (xv) engage to act on behalf of the Company with respect to the Registrable Securities to be so registered a registrar and transfer agent having such duties and responsibilities (including, without limitation, registration of transfers and maintenance of stock registers) as are customarily discharged by such an agent, and to enter into such agreements add to offer such indemnities as are customary in respect thereof;

          (xvi) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its Holders, as soon as practicable, but in any event not later than 18 months after the effective date of such registration statement, an earnings statement covering a period of at least twelve months which shall satisfy the provisions of Section 6(a) of the Securities Act (including, at the option of the Company, pursuant to Rule 158 thereunder); and

          (xvii) cause all such Registrable Securities to be listed on each securities exchange, over-the-counter market or on the Nasdaq National Market ("Nasdaq Market") on which similar securities issued by the Company are then listed and, if not so listed, to be listed and, if listed on the Nasdaq Market, use its best efforts to secure designation of all such Registrable Securities covered by such registration statement as a Nasdaq "national market system security" within the meaning of Rule llAa2-1 of the Commission or, failing that, to secure Nasdaq Market authorization for such Registrable Securities and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with the National Association of Securities Dealers.

     (b) In the event that the Company would be required, pursuant to Section 7(a)(v)(E) above, to notify the Holders of Registrable Securities included in a registration statement hereunder, the sales or placement agent, if any, and the managing underwriters, if any, of the securities being sold, the Company shall prepare and furnish to each such Holder, to each such agent, if any, and to each underwriter, if any, a reasonable number of copies of a prospectus supplement or amendment so that, as thereafter delivered to the purchasers of Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing. Each Holder agrees that upon receipt of any notice from the Company pursuant to Section 7(a)(v)(E) hereof, such Holder shall forthwith discontinue the distribution of Registrable Securities until such Holder shall have received copies of such amended or supplemented registration statement or prospectus, and if so directed by the Company, such Holder shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such Holder's possession of the prospectus covering such Registrable Securities at the time of receipt of such notice.

     (c) The Company may require each Holder of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding such Holder and such Holder's method of distribution of such Registrable Securities as the Company may from time to time reasonably request in writing but only to the extent that such information is required in order to comply with the Securities Act. Each such Holder agrees to notify the Company as promptly as practicable of any inaccuracy or change in information previously furnished by such Holder to the Company or of the occurrence of any event in either case as a result of which any prospectus relating to such registration contains or would contain an untrue statement of a material fact regarding such Holder or the distribution of such Registrable Securities or omits to state any material fact regarding such Holder or the distribution of such Registrable Securities required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and promptly to furnish to the Company any additional information required to correct and update any previously furnished information or required so that such Prospectus shall not contain, with respect to such Holder or the distribution of such Registrable Securities, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing.

                                    ARTICLE 8
                                 INDEMNIFICATION

     8.1 The Company will indemnify each Holder, each of its Officers and directors and partners, and each person controlling Deny such persons within the meaning of Section 15 of the 'securities Act, with respect to which registration of any of the Registrable Securities under the Securities Act has been effected pursuant to this Agreement, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses/ damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereof, incident to any such registration of any of the Registrable Securities under the Securities Act which has been effected pursuant to this Agreement, or based on any omission (or alleged omission) to state therein, a material fact required to be stated therein or necessary to make the statements therein, not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act or any state securities laws applicable to the Company and relating to action or inaction by the Company in connection with any such Registration, qualification or compliance, and will reimburse each such Holder, each of its officers and directors and partners, and each person controlling any such persons, each such Underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Company by such Holder or underwriter and expressly intended for use in such registration statement, prospectus, offering circular or other, document, or any amendment or supplement thereof.

     8.2 Each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration is being effected, severally and not jointly, indemnify and hold harmless the Company, each of its directors and officers, each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act, and each other such Holder, each of its officers, directors, partners, and each person controlling such Holder within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages and liabilities (or actions in respect thereof), to which the Company or such officer, director, underwriter or person who controls the Company or such underwriter, within the meaning of Section 15 of the Securities Act, including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company, such Holders, such directors, officers, partners, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission)s made in such registration statement, prospectus, offering circular, other document or amendment or supplement in reliance upon and in conformity with written information furnished to the Company by such Holder and expressly intended for use in such registration statement, prospectus, offering circular or other document, or any amendment or supplement thereof; provided, however, that the obligations of each Holder hereunder shall be limited to an amount equal to the proceeds to such Holder of Registrable Securities sold as contemplated herein.

     8.3 Each party entitled to indemnification under this Section 5 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld). The Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall bear the expense of such defense of the Indemnified Party if representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest. The failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement, unless such failure is prejudicial to the ability of the Indemnifying Party to defend the action. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party not to be unreasonably withheld, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation.

     8.4 If the indemnification provided for in Section 8.1 or 8.2 is unavailable or insufficient to hold harmless an Indemnified Party, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party as a result of the expenses, claims, losses, damages or liabilities (actions or proceedings in respect thereof) referred to in Section
8.1 or 8.2, in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the sellers of Registrable Securities on the other hand in connection with statements or omissions which resulted in such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) or expenses, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the sellers of Registrable Securities and the parties, relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Holders agree that it would not be just and equitable if contributions pursuant to this Section 8.4 were to be determined by pro rata allocation (even if all Sellers of Registrable Securities were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this Section 8.4. The amount paid by an Indemnified Party as a result of the expenses, claims, losses, damages or liabilities (or actions or proceedings in respect thereof) referred to in the first sentence of this Section 8.4 shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any claim, action or proceeding which is the subject of this Section 8.4. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The obligations of sellers of Registrable Securities to Contribute pursuant to this Section 8.4 shall be several in Proportion to the respective amount of Registrable Securities sold by them pursuant to a registration statement.

                                    ARTICLE 9
                               RULE 144 REPORTING

     With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of securities of the Company to the public without registration, the Company agrees use its best efforts to:

     9.1 Make and keep public information available as those terms are understood and defined in Rule 144 under the Securities Act (or any similar or analogous rule promulgated under the Securities Act); and

     9.2 File with the Commission in a timely manner all reports ,and other documents required of the Company under the Securities Act and the Exchange Act and make available the benefits of Rule 144; and

     9.3 So long as any Holder owns any Registrable Securities, furnish to such Holder forthwith upon request a written statement by the Company as to its compliance with the public information requirements of said Rule 144, the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as such Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing it to sell any such securities without registration.

                                   ARTICLE 10

                         TRANSFER OF REGISTRATION RIGHTS

     The rights to cause the Company to register Registrable Securities granted Holders under Articles 2, 3 and 4 hereof may be assigned in connection with any permitted transfer or assignment of the Holder's Registrable Securities. All transferees and assignees of the rights to cause the Company to register Registrable Securities granted Holders under Articles 2, 3 and 4 hereof, as a condition to the transfer of such rights, shall agree in writing to be bound by the agreements set forth herein.

                                   ARTICLE 11
                       LIMITATIONS ON REGISTRATION RIGHTS
                           GRANTED TO OTHER SECURITIES

     The parties hereto agree that additional holders may, with the consent of the Company and the Holders of a Supermajority of the Registrable Securities then outstanding, be added as parties to this Agreement with respect to any or all securities of the Company held by them; provided, however, that from and after the date of this Agreement, the Company shall not without the prior written consent of the Holders of a Supermajority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company providing for the grant to such holder of registration rights superior to, or pari passu with, those granted herein. Any additional parties shall execute a counterpart of this Agreement, and upon execution by such additional parties and by the Company, shall be considered Holders for purposes of this Agreement, and shall be added to the Schedule of Registration Rights Holders.

                                   ARTICLE 12
                                  MISCELLANEOUS

     12.1 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED ENTIRELY WITHIN THE STATE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

     12.2 WAIVER OF JURY TRIAL. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I.) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

     12.3 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

     12.4 Entire Agreement. This Agreement constitutes the full arid entire understanding and agreement between the parties with regard to the subject matter hereof. Any provision of this Agreement may be amended, waived or modified, and this Agreement may be terminated, if, but only if, such amendment, waiver or modification or termination is in writing and is signed by the Company and the holders of a Supermajority of the Registrable Securities; whenever any provision of this Agreement requires action or approval by the holders of a specified number of Registrable Securities, such action or approval may be evidenced by a written consent executed by the requisite holders of Registrable Securities, without any requirement of a meeting or prior notice to the other holders of such shares.

     12.5 Notices. All notices, requests, consents, and other communications hereunder shall be in writing and shall be deemed effectively given and received upon delivery in person, or two business days after delivery by national overnight courier service or by telecopier transmission with acknowledgment of transmission receipt, or five business days after deposit via certified or registered mail, return receipt requested, in each case addressed as follows:

if to the Company:

          Pointe Communications Corporation
          1325 Northmeadow Parkway, Suite 110
          Roswell, GA 30076
          Attention:  Stephen E. Raville
          Facsimile:  (707)319-2834

with a copy to (which shall not constitute notice):

          Gardere & Wynne, L.L.P.
          3000 Thanksgiving Tower
          1601 Elm Street
          Dallas, Texas 75201-4761
          Attention:  W. Robert Dyer, Jr.
          Facsimile:  (214) 999-3574

if to TSG:

         TSG Capital Fund III, L.P.
         177 Broad Street, 12th Floor
         Stamford, CT 06901
         Attention: Darryl B. Thompson
         Facsimile: (203) 406-1590

with copy to (which shall not constitute notice):

          Mayer, Brown & Platt
          1675 Broadway
          New York, NY 10019
          Attention: Kathleen A. Walsh
          Facsimile: (212) 262-1910

if to OCP II:

          Opportunity Capital Partners II, L.P.
          2201 Walnut Avenue, Suite 210
          Fremont, California 94538
          Attention: Lewis E. Byrd
          Facsimile: (510) 494-5439

with a copy to (which shall not constitute notice):

          Folger Levin & Kahn, L.L.P.
          Embarcadero Center West
          275 Battery Street, 23rd Floor
          San Francisco, California 94111
          Attention: Christopher Conner, Esq.
          Facsimile: (415) 986-2827

if to OCP III:

          Opportunity Capital Partners III, L.P.
          2201 Walnut Avenue, Suite 210
          Fremont, California 94538
          Attention: Lewis E. Byrd
          Facsimile: (510) 494-5439

with a copy to (which shall not constitute notice):

          Folger Levin & Kahn, L.L.P.
          Embarcadero Center West
          275 Battery Street, 23rd Floor
          San Francisco, California 94111
          Attention: Christopher Conner, Esq.
          Facsimile: (415) 986-2827

or, in any such case, at such other address or addresses as shall have been furnished in writing by such party to the others.

     12.6 Severability. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

     12.7 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

     12.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together constitute one instrument.

                         [SIGNATURES ON FOLLOWING PAGE]

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the ______ day of September, 1999.

                                        POINTE COMMUNICATIONS CORPORATION,
                                        a Nevada corporation

                                        By:_____________________________________
                                        Name:___________________________________
                                        Title:__________________________________


                                        TSG CAPITAL FUND III, L.P.,
                                        a Delaware limited partnership

                                        By: TSG Associates III, L.L.C.,
                                            Its General Partner

                                            By:_________________________________
                                            Name:_______________________________
                                            Title:______________________________


                                        OPPORTUNITY CAPITAL PARTNERS II, L.P.,
                                        a Delaware limited partnership

                                        By: Thompson Capital Management, L.P.
                                            Its General Partner

                                            By:_________________________________
                                               Lewis Byrd
                                               General Partner

                                        OPPORTUNITY CAPITAL PARTNERS III, L.P.,
                                        a Delaware limited partnership

                                            By: J.M. Capital Management, L.P.
                                                Its General Partner

                                                By:_____________________________
                                                   Lewis Byrd
                                                   General Partner